As filed with the Securities and Exchange Commission on November 5, 2002

                                                            File No. 000-49822
-------------------------------------------------------------------------------


                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                              ---------------
                             AMENDMENT NO. 2 TO
                                  FORM 10
                GENERAL FORM FOR REGISTRATION OF SECURITIES
                 PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                              ---------------


                          Consoltex Holdings, Inc.
           (Exact Name of Registrant as Specified in Its Charter)


          Delaware                                     98-0223444
(State or Other Jurisdiction of           (I.R.S. Employer Identification No.)
Incorporation or Organization)


 c/o American Industrial Partners, Inc.                       10176
     551 Fifth Avenue, Suite 3800
         New York, New York
(Address of Principal Executive Offices)                    (Zip Code)


            Registrant's telephone number, including area code:
                               (212) 983-1399

                              ---------------

                                 Copies to:


           Paul J. Bamatter                         Nicholas P. Saggese, Esq.
       Consoltex Holdings, Inc.                   Skadden, Arps, Slate, Meagher
c/o American Industrial Partners, Inc.                    & Flom LLP
     551 Fifth Avenue, Suite 3800                   300 South Grand Avenue
       New York, New York 10176                      Los Angeles, CA 90071
            (212) 983-1399                             (213) 687-5000

                              ---------------

     Securities to be registered pursuant to Section 12(b) of the Act:


           Not Applicable                                Not Applicable
Title of each class to be so registered          Name of each exchange on which
                                                  each class to be registered


     Securities to be registered pursuant to Section 12(g) of the Act:

             11% Senior Subordinated Pay-in-Kind Notes due 2009
      Guarantees of 11% Senior Subordinated Pay-in-Kind Notes due 2009
------------------------------------------------------------------------------
                              (Title of class)

                                    TABLE OF ADDITIONAL REGISTRANTS

              Exact Name                              State or Other                            I.R.S.
           of Registrant as                  Jurisdiction of Incorporation or           Employer Identification
       Specified in its Charter                        Organization                               Number
-----------------------------------------------------------------------------------------------------------------
Consoltex Inc. (1)                                New Brunswick, Canada                        52-1725179
Consoltex (USA) Inc. (1)                                New York                               52-1733530
Consoltex International Inc. (2)                        Delaware                               05-0419035
Rafytek, S.A. de C.V. (3)                                Mexico                                    N/A
Consoltex Mexico, S.A. de C.V. (3)                       Mexico                                    N/A
LINQ Industrial Fabrics, Inc. (4)                       Delaware                               57-1133785

(1) The address of Consoltex Inc.'s and Consoltex (USA) Inc.'s Principal Executive Offices and its Zip Code are 8555 Route Transcanadienne, Saint-Laurent, Quebec H4S 1Z6, Canada. Their telephone number is (514) 333-8800.

(2) The address of Consoltex International Inc.'s Principal Executive Offices and its Zip Code are 499 Seventh Avenue, 3rd Floor, South
     Tower, New York, New York 10018. Its telephone number is (212) 643-8550.

(3) The address of Consoltex Mexico's and Rafytek's Principal Executive Offices and its Zip Code are c/o Ritch Heather y Mueller, Amberes No. 5, 0660 Mexico D.F., Mexico. Their telephone number is (525) 580-1020.

(4) The address of LINQ Industrial Fabrics, Inc.'s Principal Executive Offices and its Zip Code are 2550 West Fifth North Street, Summerville, South Carolina 29483-9699. Its telephone number is (843) 875-8100.

                             TABLE OF CONTENTS

ITEM 1.  BUSINESS.............................................................1

ITEM 2.  FINANCIAL INFORMATION...............................................16

ITEM 3.  PROPERTIES..........................................................36

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT......38

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS....................................39

ITEM 6.  EXECUTIVE COMPENSATION..............................................40

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS......................46

ITEM 8.  LEGAL PROCEEDINGS...................................................47

ITEM 9.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
            COMMON EQUITY AND RELATED STOCKHOLDER MATTERS....................48

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.............................49

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.............50

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS...........................54

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.........................55

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
             ON ACCOUNTING AND FINANCIAL DISCLOSURE..........................56

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS...................................57

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS..................................F-1

             SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
             -------------------------------------------------

         This registration statement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements concerning possible or assumed future results of operations of Consoltex and those preceded by, followed by or that include the words may, will, should or the negative of such terms and other comparable terminology. Readers should understand that the factors described below, in addition to those discussed elsewhere in this registration statement, could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements. These factors include: (i) material adverse changes in economic conditions in the markets we serve; (ii) future regulatory actions and conditions in our operating areas; (iii) competition from others in the textile and packaging industry; (iv) our substantial indebtedness and debt service requirements; (v) the restrictions and limitations imposed upon us by our debt agreements; (vi) the susceptibility of our foreign operations to currency exchange, political, investment and other risks; (vii) changes in the prices of polypropylene resin; (viii) changes in the textile industry regulatory environment; (ix) changes in or additions to the environmental regulations that govern our operations; and
(x) other risks and uncertainties as may be detailed from time to time in our public announcements and filings with the Securities and Exchange Commission.

Item 1.  Business

         In this Form 10/A, unless the context otherwise requires, "Holdings" refers to Consoltex Holdings, Inc., a Delaware corporation, and "Consoltex," "we," "us," "our," and similar terms refer to Consoltex Holdings, Inc. together with its direct wholly-owned subsidiaries, Consoltex Inc. and Consoltex (USA) Inc., its indirect subsidiaries and division and their respective predecessors. Please refer to "Development of Business - October 31, 2000" which further describes the relationship between Consoltex Holdings, Inc. and Consoltex Inc. We refer to Canadian dollars in this Form 10/A as C$.

General

         Consoltex is a North American textile and packaging company. Our activities are divided between two business segments: Polypropylene Operations and Textile Operations. We have operations in the United States, Canada, Mexico and Costa Rica. We are vertically integrated, from the production of yarn in our Polypropylene Operations, through to weaving, dyeing, printing, finishing and coating and production of end products such as small bags. We also conduct our own research and development and maintain our own sales, marketing and distribution network throughout North America. We have seven manufacturing plants and employ approximately 2,300 employees. We supplement production from our manufacturing facilities with raw materials and fabric imported from Asia and Europe.

         Our Polypropylene Operations include LINQ Industrial Fabrics, Inc. ("LINQ") in South Carolina; Rafytek, S.A. de C.V. ("Rafytek") in Mexico; and Rafytica, S.A. ("Rafytica") in Costa Rica. Our Polypropylene
Operations:

         o extrude polypropylene yarn and weave, finish, and distribute polypropylene-based fabrics for flexible intermediate bulk containers, which we refer to as FIBCs, agrotextiles, woven and non-woven geotextiles, cotton bale and fiber wrap; and

         o manufacture end products such as small bags for sugar, fertilizer, flour, animal feed and other uses.

         Our Textile Operations include Consoltex Inc. in Canada and Consoltex International Inc. ("Consoltex International") in the United States. Our Textile Operations manufacture a diverse range of man-made woven fabrics. In Canada, it manufactures primarily polyester, polyester rayon, voile, nylon and acetate based fabrics in its Home Furnishings, Industrial, Outerwear and Fashion divisions. In the United States, it operates as a sales force for the Canadian business.

         The address of the principal executive offices of Consoltex Holdings, Inc. is c/o American Industrial Partners, 551 Fifth Avenue, Suite 3800, New York, New York 10176.

         The following chart sets forth the name and jurisdiction of incorporation of the material subsidiaries of Holdings as of the date hereof, all of which are wholly owned.

                                                       -----------------------------------
                                                      |           AIP/CGI, Inc.            |
                                                      |             (Delaware)             |
                                                      | Parent of Consoltex Holdings, Inc  |
                                                       -----------------------------------
                                                                         |
                                                                         |
                                                                         |
                                                        ---------------------------------
                                                       |      Consoltex Holdings, Inc.   |
                                                       |             (Delaware)          |
                                                        ---------------------------------
                                                                         |
                                                                         |
                                                      --------------------------------------
                                                     |                                      |
                                            ----------------------                 ----------------------
                                           | Consoltex (USA) Inc. |               |     Consoltex Inc     |
                                           |    (New York)        |               |     (New Brunswick)   |
                                            ----------------------                 ----------------------
                                                    |                                       |
                                                    |                                       |
           ----------------------------------------------------------------------------------------------------------
          |                                    |                                   |                              |
          |                                    |                                   |                              |
 ----------------------------      ------------------------------      -------------------------------     -------------------
|Consoltex International Inc.|    |LINQ Industrial Fabrics, Inc. |    | Consoltex Mexico, S.A. de C.V.|   |  Rafytica, S.A.   |
|      (Delaware)            |    |            (Delaware)        |    |            (Mexico)           |   |     (Costa Rica)  |
 ----------------------------      ------------------------------      -------------------------------     -------------------
                                                                                      |
                                                                                      |
                                           ------------------------------------------------------------------------
                                          |                                   |                                   |
                                          |                                   |                                   |
                                -----------------------       --------------------------------     --------------------------------
                               | Rafytek, S.A. de C.V.|      | Royalton Mexicana, S.A. de C.V.|   |Royalton de Mexico, S.A. de C.V.|
                               |      (Mexico)        |      |             (Mexico)           |   |           (Mexico)             |
                                ----------------------        --------------------------------     --------------------------------

Development of the Business

         Consoltex Inc., is incorporated under the Business Corporations Act, New Brunswick, by certificate of amalgamation dated October 2, 2000 and is the successor corporation to Consoltex Inc. (Canada) (formerly called Consoltex Group Inc.). Its authorized share capital consists of an unlimited number of common shares without nominal or par value of which there are issued and outstanding 83,370,286-3/5 shares all held by Consoltex Holdings, Inc.

         March and September 1993. Consoltex Inc. completed a C$55 million initial public offering of Subordinate Voting Shares in Canada and in September 1993, Consoltex Inc. and its then U.S. based holding company, Consoltex (USA) Inc., which we refer to collectively as the "Issuers," completed an offering in the United States of Series A 11% Senior Subordinated Notes due in the year 2003 (the "Series A Subordinated Notes") for proceeds of $120 million. These proceeds were used to acquire LINQ, a company which manufactures polypropylene based fabrics and to pay off Consoltex Inc.'s fixed rate and working capital indebtedness. The Series A Subordinated Notes were guaranteed by Consoltex (USA) Inc.'s principal direct subsidiaries.

         May 20, 1994. The Issuers completed an exchange offer in respect of the Series A Subordinated Notes in which the Issuers exchanged such notes for Series B 11% Senior Subordinated Notes due 2003 (the "Series B Subordinated Notes") which are identical in all material respects to the Series A Subordinated Notes, except that the Series B Subordinated Notes are registered under the U.S. Securities Act of 1933, as amended. The Series B Subordinated Notes are guaranteed by Consoltex (USA) Inc.'s principal direct subsidiaries.

         March 19, 1996. Consoltex Inc. refinanced all its senior bank debt with an $85 million bank facility including a $50 million working capital revolving line of credit and a $35 million five-year term loan which we refer to as the "Senior Bank Facility." The proceeds of the new facility were used to repay all indebtedness at March 19, 1996 except the Series B Subordinated Notes. This refinancing had no effect on the Series B Subordinated Notes.

         October 20, 1999. AIP/CGI NB Acquisition Corp. ("AIP Sub"), which was a special purpose company used by American Industrial Partners Captial Fund II, L.P. ("AIP") to act as purchaser, acquired 100% of the Subordinate Voting Shares of Consoltex Inc. for C$5.60 per share and also acquired an option to purchase 100% of the Multiple Voting Shares from Les Gantiers Holding B.V., a Netherlands holding company. As a result of the AIP Sub acquisition, the Subordinate Voting shares ceased to be listed on the Montreal and Toronto stock exchanges and Consoltex Inc. ceased to be a reporting issuer with Canadian securities regulatory authorities. After the AIP Sub acquisition, Les Gantiers Holdings B.V. still controlled Consoltex Inc. through Les Gantiers Holding B.V.'s ownership of 100% of Consoltex Inc.'s Multiple Voting Shares.

         January 1, 2000. Consoltex Inc., then the operating subsidiary of Consoltex Group Inc., was wound up into Consoltex Group Inc. in that Consoltex Group Inc. acquired all of the assets and assumed all of the liabilities of the former Consoltex Inc.. On January 3, 2000, Consoltex Group Inc. changed its name to Consoltex Inc.

         September 29, 2000. AIP Sub exercised an option to purchase 100% of the Multiple Voting Shares of Consoltex Inc. from Les Gantiers Holding B.V. Consoltex Inc. obtained consents to this change of control as required under both the indenture for the Series B Subordinated Notes and the credit agreement for the Senior Bank Facility.

         October 31, 2000. Consoltex Inc. sold 100% of the shares of its subsidiary Consoltex (USA) Inc. to its sole shareholder, Consoltex Holdings, Inc. Consoltex Holdings, Inc. then became the consolidating entity for all of the companies formerly consolidated under Consoltex Inc.

         June 1, 2001. In Textile Operations, we sold the Linings Division of The Balson-Erlanger Group Ltd. ("Balson-Erlanger"), as it was then called.

         December 4, 2001. In Textile Operations, we sold the Home Crafts Division of Balson-Erlanger.

         December 14, 2001. We closed Royalton Mexicana, S.A. de C.V. ("Royalton"), the Mexican cut and sew operation of Textile Operations.

         December 19, 2001. We sold the FIBC Division with its facilities in Opa-Locka, Florida and in San Luis Potosi, Atlacomulco and Cordoba, Mexico. As part of the sale of the FIBC Division, we incorporated LINQ Industrial Fabrics II, Inc. ("New LINQ") into which we transferred all of the LINQ assets excluding the assets of the FIBC Division. We sold LINQ and retained New LINQ (after December 19, 2001, "LINQ" refers to "New LINQ").

         January 24, 2002. We entered into a Third Amended and Restated Credit Agreement which, among other things, extended the Senior Bank Facility to December 31, 2003.

         February 7, 2002. AIP/CGI, Inc., our parent company, entered into a contribution agreement with us, whereby it contributed to us $13.1 million of our debentures and $34.7 million of Series B Senior Subordinated Notes that it had acquired.

         February 12, 2002. We completed an exchange offer resulting in the issuance of $80.5 million 11% Senior Subordinated Pay-in-Kind Notes due 2009 (the "PIK Notes") and $0.1 million of remaining outstanding Series B Senior Subordinated Notes.

         February 28, 2002. We closed our U.S. nylon converting and import business called the John King division of Consoltex International (formerly known as Balson-Erlanger).

Business Strategy

         We believe there are significant opportunities to expand our market share and develop new businesses in the North American textile industry. Consoltex's business strategy is four-fold:

         o to emphasize high quality differentiated and specialty man-made fabrics;

         o to increase penetration of fabric and fabric packaging in the United States;

         o to exit those business and product lines that are not core business and which do not provide an adequate return; and

         o to improve the efficiency, quality and throughput of our core manufacturing facilities.

         Emphasizing High Quality Differentiated and Specialty Man-made Fabrics. We focus our manufacturing, marketing and research and development on high quality differentiated and specialty man-made fabrics which typically have higher profit margins than commodity products. As a result of its state-of-the-art technology, flexible manufacturing processes and experience in developing specialized products, Consoltex's product lines are well-positioned to capitalize on future growth in new and existing markets for man-made fabrics. These fabrics are generally less susceptible to import competition due to the significant level of customer interaction required to develop fabrics of this type. Typical customer interaction includes, among other things, on-site visits to our facilities, technical testing done with our customers, on-site modifications to our process as a result of changes in the customer's technical requirements and review of visual and surface effects of the fabrics.

         Technological advances have resulted in man-made fibers outperforming competing fabric types. These advances have opened many new markets in environmental, military, safety, medical, construction, packaging, transportation, industrial and technically driven end-use markets.

         Through research and development and through licensing and other agreements, we are manufacturing and supplying unique proprietary-type fabrics for specialized industrial and domestic uses and seek to continue to expand in this area.

         Increased Penetration of Fabric and Fabric Packaging in the United States. We are actively pursuing increased penetration of the substantially larger U.S. market from our textile subsidiary in Canada. This strategy capitalizes on our vertical integration.

         This business strategy has been enhanced by the Free Trade Agreement ("FTA") and North American Free Trade Agreement ("NAFTA") which came into effect in 1989 and 1994, respectively. The FTA provided for a decreased level of import tariffs for Canadian exports to the United States. Consequently, the FTA permitted Consoltex to compete against U.S. manufacturers on a more equitable basis while providing a major advantage for us over exporters from most other countries to the U.S. market. The FTA was expanded by NAFTA which enlarged the trading zone to include Mexico. As a result of the FTA's staged duty reductions, which continued under NAFTA, our Canadian exports to the United States were duty free effective January 1, 1998, for NAFTA origin goods, while imports into the United States, of woven man-made fabrics, from most other countries were assessed a 15.7% duty in 2000.

         We also obtain some benefits from the comprehensive U.S. quota system which establishes quotas on the import of various fabrics from many low cost countries into the United States, thereby limiting access of many other countries to certain of Consoltex's target markets. These benefits will, however, diminish as a result of the January 1, 1995 Agreement on Textiles and Clothing (the "Transition Agreement") concluded during the Uruguay Round of the General Agreement on Tariffs and Trade ("GATT"). The agreement provides that, at the end of the ten-year transition period created for the integration of textiles and clothing into GATT rules, or by 2005, the United States, and any other GATT member countries presently having quotas, shall no longer have such quotas in place. However, as indicated under the section of this Form 10/A entitled "Regulatory Environment - Transition Agreement," we believe that we will be able to withstand any increase in competition caused by regulatory changes.

         Exiting those business and product lines that are not core businesses and/or which do not provide an adequate return. We undertook an analysis of each of our businesses and product lines during the second half of the year ended December 31, 2000. The result of this analysis was that we identified certain businesses and product lines that had not in the past, were not then currently, and had no reasonable future prospect of providing adequate returns to us. As a result of this strategy, we have exited all of the converting businesses of Consoltex International and Royalton. We are currently reviewing options to exit from the small bags business consisting of Rafytek and Rafytica. The resulting proceeds were and will be applied to our senior bank facility. We expect that management time, effort and corporate resources will become increasingly focused on managing and growing our core businesses. We took reserves and provisions during the fourth quarter of 2000 for the winding down or selling of these businesses. Additional reserves and provisions were charged to earnings in the fourth quarter of 2001.

         In addition, on December 19, 2001 we sold the FIBC Division for $42.2 million in cash and $2.6 million balance of sale in escrow (after estimated purchase price adjustments) to Coated Products Holdings, Incorporated and Tyco Acquisition Alpha LLC. The majority of the net proceeds received from the sale were applied to reduce the debt outstanding under the existing senior bank credit facility.

         Improve the efficiency, quality and throughput of our core manufacturing facilities. We have two sets of core manufacturing facilities:

         o a large polypropylene extrusion, beaming, weaving and coating facility in South Carolina; and

         o four large textile beaming, weaving, dyeing, finishing, coating and printing plants in Canada.

         Our strategy is to maximize the output of these plants by making improvements in processes and to upgrade equipment to make these plants as efficient as possible while producing first quality end products that meet our customers' stringent requirements. We expect that this strategy, combined with a focused effort to keep our plants operating as close to manufacturing capacity as possible, will generate a positive future increase in cash flow.


Business Segments And Operational Structure

The following chart sets forth the operational structure of Consoltex:

                            -----------------------
                           |       Consoltex       |
                            -----------------------
                                      |
                                      |
               ---------------------------------------
              |                                       |
 -----------------------------           -------------------------
|  Polypropylene Operations   |         |   Textile Operations    |
 -----------------------------           -------------------------
|                                                     |
|                                                     |
|    ------------------------------      -------------------------
|___| LINQ Industrial Fabrics, Inc.|    |      Consoltex Inc.     |
|   |(Flat Fabrics Business)       |    |                         |
|    ------------------------------      -------------------------
|                                          |
|    ------------------------------        |    -----------------------------
|___|   Rafytek, S.A. de C.V.      |       |___| Home Furnishings Division   |
|   |   (Small Bags Business)      |       |    -----------------------------
|    ------------------------------        |
|                                          |    ----------------------------
|   -------------------------------        |___|  Industrial Division       |
|__|        Rafytica, S.A.         |       |    ----------------------------
   |    (Small Bags Business)      |
    -------------------------------        |    -----------------------------
                                           |___|   Outerwear Division        |
                                           |    -----------------------------
                                           |
                                           |    -----------------------------
                                           |___|   Fashion Division          |
                                                -----------------------------

         We have two business segments, the Polypropylene Operations and Textile Operations. Each of these two operations function as an independent business unit responsible for its own strategy, research and development, production, marketing and sales. For certain financial information about our business segments, as well as certain financial information about the geographical areas in which we operate, refer to Note 18 to our consolidated financial statements located elsewhere in this Form 10/A. The following table sets forth each of our business segments together with our major product lines, major customers and end uses for the years ended December 31, 2001 and 2000.

         The Polypropylene Operations accounted for 47% and 43% of Consoltex's sales and 54% and 35% of Consoltex's gross profits for the year ended December 31, 2001 and 2000, respectively, while the Textile
Operations accounted for 53% and 57% of Consoltex's sales and 46% and 65% of Consoltex's gross profits for the year ended December 31, 2001 and 2000, respectively.


Business
Segments            Major Product Lines          Major Customers                End Uses

Polypropylene       Woven fabrics for FIBC       FIBC bag manufacturers,        Containers for transportation of
Operations          bags, geotextiles,           construction suppliers,        dry flowable goods, construction
                    agrotextiles, cotton bale    nurseries, cotton growers,     supplies to stablize soil,
                    wrap, non-woven fabrics      chemical, agricultural         landscaping, cotton bale and fiber
                    for geotextiles and small    companies, sugar and flour     wrap, small bags for chemicals,
                    bags.                        producers and fertilizer       bulk foodstuff, agricultural and
                                                 manufacturers.                 fertilizer products.

Textile Operations  Polyester and polyester      Home furnishings               Curtains, drapes, bedspreads and
                    blend fabrics, high twist    manufacturers, retailers,      home accessories,
                    polyester, microfiber        fabric wholesalers, jobbers,   winter outerwear, skiwear, outer
                    nylon and polyester,         apparel manufacturers and      jackets, rainwear, men's and
                    jacquard, wide width         designers, hospitals,          ladies slacks, suits, skirts,
                    polyester voile, nylon       coaters and laminators, and    coordinates, suits and dresses,
                    fabrics and blends.          sport manufacturers and        children's sportswear, non-apparel
                                                 retailers.                     and industrial nylon and polyester
                                                                                specialized fabrics, fabrics for
                                                                                sports, military, medical,
                                                                                industrial and recreational
                                                                                products.

Polypropylene Operations

         The Polypropylene Operations is comprised of LINQ in South Carolina; Rafytek in Mexico; and Rafytica in Costa Rica.

         Product Range. The Polypropylene Operations designs, manufactures, distributes and sells polypropylene-based woven and non-woven industrial textiles. The Polypropylene Operations' industrial textiles consist principally of FIBC fabrics, agrotextiles and geotextiles. Management believes, based on its knowledge of the industry, customers and its competitors, that the Polypropylene Operations has a leading market share in each of its three textile segments in both units sold and in revenues. Other industrial textiles include cotton bale and fiber wrap and small bags for sugar, fertilizer, flour and animal feed.

         FIBC fabric is used in the production of large, flexible, woven polypropylene bags. FIBC bags are used to transport virtually any dry flowable product. FIBC bags offer significant cost savings and enhanced performance compared to alternative products because of their size and ease of use. FIBC bags significantly decrease material handling costs for users for the following reasons:

         o    one FIBC bag holds approximately the same amount of material as
              4.5 steel or fiber drums;

         o FIBC bags eliminate the need for pallets, strapping or stretchwrap; and

         o a single large FIBC bag can be used instead of numerous smaller bags.

         FIBC bags provide superior moisture and dust infiltration reduction compared to alternative products. FIBC bags can be recycled, reused and easily reshipped once the contents of the bag have been emptied.

         Geotextile products are woven and non-woven fabrics used in the construction industry to:

         o    stabilize and prolong surface life of roads and sidewalks;

         o enhance drainage protection to maintain flow of drains and septic systems;

         o    contain and control soil during excavations;

         o    provide strength for soil reinforcement;

         o    assist in exposure control; and

         o    help contain environmental waste in landfills.

         Agrotextile products are woven fabrics used for ground cover, winterization, and landscaping. Agrotextiles are primarily used to prevent weed growth and allow water penetration. Needle-punched landscape fabrics are designed to prevent the penetration of sunlight while allowing the absorption of water into the underlying soil.

         Cotton bale and fiber wrap are a woven ultraviolet-stabilized fabrics used to wrap cotton bales and synthetic fibers. Since the early 1980s, woven polypropylene bale wrap has replaced jute as the primary means for wrapping cotton. Polypropylene provides superior protection from moisture, dirt and other contaminants, thereby improving the quality of the cotton to the end user.

         The Polypropylene Operations' Mexican operations produce woven polypropylene bags, which we refer to as "small bags," for the sugar, fertilizer, flour, chemical and agricultural industries. Products include 25 to 50 kilogram sacks for packaging sugar, fertilizer and flour. We plan to sell or shut-down our small bags business as part of our divestment strategy described under "--Business Strategy."

         Customer Base. The Polypropylene Operations' fabric customers are comprised of both fabricators and distributors who resell the Polypropylene Operations' products to end-users such as producers and manufacturers of agricultural and industrial products. The Polypropylene Operations sells FIBC fabric to more than 15 bag manufacturers in the United States and Mexico who cut and sew the fabric into FIBC bags and provides geotextiles to construction supply companies and contractors through an extensive and well-developed distributor network. Agrotextile fabric is sold to distributors in rolls. The fabric is then cut into smaller quantities for sale to nurseries, do-it-yourself retailers and landscaping stores. Customers for commodity products are suppliers to cotton gins as well as agricultural, sugar, fertilizer, flour and chemical producers. The Polypropylene Operations has over 200 customers located in the United States, Mexico, Central and South America. The Polypropylene Operation's largest customer accounted for 11.5% of the Polypropylene Operations' total sales in 2001 (and representing 1.3% of consolidated sales for 2001) while the top five customers accounted for approximately 36.3% of its total sales in 2001.

         Competition. Management believes, based upon its knowledge of the industry, customers and its competitors, that LINQ is one of the top four manufacturers in terms of sales in four of its product lines. In its FIBC fabric and cotton bale wrap, LINQ competes primarily with Amoco Fabrics and Fibers Co. ("Amoco"). In FIBC fabrics, management believes, based upon its knowledge of the industry, customers and its competitors, that LINQ has the leading market share. In cotton bale wrap, management believes that LINQ is one of only two major suppliers of polypropylene fabric in this market. In geotextiles, LINQ is one of the four significant producers. In agrotextiles, management believes that LINQ is within the top three of five significant producers but is a market leader in woven landscaping fabric. Certain of the Polypropylene Operations' U.S. competitors, including Amoco and SI Corporation, are significantly larger and have substantially greater resources. The pricing policies of the Polypropylene Operations' competitors have at certain times in the past limited the Polypropylene Operations' ability to increase its prices or have caused it to lower the prices of certain of its products.

         In the Mexican market for small bags, Rafytek has over a dozen local competitors. Based upon its knowledge of the industry, customers and its competitors, management believes that Rafytek is one of the three largest manufacturers and suppliers of small bags in Mexico.

Textile Operations

         The Textile Operations is comprised of Consoltex Inc. in Canada, including its Home Furnishings, Industrial, Outerwear, Fashion divisions and Consoltex International Inc. in the United States.

         Product Range. The Textile Operations specializes in the design and manufacture of a diverse range of high quality, specialty fabrics made with polyester and blends of polyester nylon and nylon blends and rayon. A variety of products are developed by using specialized yarns to produce unusual two and three color yarn dye effects, utilizing looms equipped with dobby attachments to create intricate patterns, narrow and wide-width jacquard looms which produce intricate jacquard designed fabrics and various finishes and treatments to create technical and performance fabrics for military, industrial and recreational purposes.

         For the home furnishings market, the Textile Operations pioneered the production of wide-width voile in North America using polyester high twist yarns and produces various weights and constructions of polyester, sheer and poly-rayon blends with a variety of finishing techniques such as "burnout" and "crushing." Wide-width voile is a curtaining fabric used for windows. It enables the fabric to be used sideways, avoiding seams in curtains.

         Customer Base. Textile Operations' customer base consists of U.S. and Canadian skiwear, rainwear, recreational and fashion apparel manufacturers, with major end-uses being outerwear, skiwear, industrial and military uniforms, women's, men's and children's-wear manufacturers of sportswear, coordinates, pants, suits and dresses. The Textile Operations also sells to the home furnishings market where it supplies U.S. and Canadian wholesale distributors and manufacturers who supply or make draperies, curtains, tablecloths, bedspreads and home accessories. The Textile Operations serves a wide customer base with over 1,500 customers in Canada and over 750 customers in the United States. The Textile Operations' largest customer accounted for 8.2% of its total sales in 2001 (and representing 4.3% of consolidated sales for 2001) while the top five customers accounted for approximately 23.4% of its total sales in 2001.

         Competition. The Textile Operations' competition in nylon and technical fabrics and polyester-based apparel-fabric markets is fragmented. U.S. converters, large U.S. mills and imported fabric manufacturers are our primary competitors. Imported garments also compete indirectly with certain of the divisions as they displace consumption of the products of our North American customers thereby reducing demand for our fabrics. The competition in high quality wide-width voile fabrics is mainly from Asian and European producers while competition for other home furnishings fabrics and accessories are from a wide range of Canadian, Mexican and U.S. manufacturers.

Product Development

         Textile manufacturers generally engage in product development rather than basic research. The Textile Operations' product development is carried out on a divisional basis with specialists who focus their efforts on process and product development to meet the specific needs of customers. Product development involves ongoing production trials, product testing, sample preparations, reviews and fine-tuning with customers, suppliers and end-users.

         Textile Operations' emphasis on new product development extends throughout its manufacturing operations where special equipment is dedicated to making sample runs and product trials are given priority status on weaving and finishing equipment.

         In the Home Furnishings and Fashion divisions, in approximately
90% of cases, we develop fabric patterns, finishes and colors jointly with the customer. The plants have their own product development center for the development and testing of new fabrics, dyes and finishes. Product development works closely with the merchandising department, which is responsible for researching fashion trends and developing new product lines each season based on expectations of consumer preferences. Pattern and finish combinations are analyzed by the product development group which determines whether the plants have the capability to manufacture the fabric and at what cost. These determinations, combined with an estimate of the size of the market and expected selling price, enable management to decide if the product is worth producing. In the Outerwear and Industrial divisions, new products include improved waterproof breathable fabrics, wicking fabrics, mechanical stretch fabrics and stretch fabrics with Lycra(R), fire retardant apparel fabrics, medical fabrics and anti-static fabrics. For example, we have developed a static-proof camouflage netting for the military to protect radar installations.

         The Polypropylene Operations continues to develop new products based on market needs. LINQ's recent innovations include new generation anti-static fabrics for the FIBC market, needle-punch non-woven geotextile fabrics, agrotextile fabrics with lower light transmissivity (resulting in reduced weed germination) and fabric for recreational vehicles. LINQ's current product development projects include new FIBC products, non-woven fabrics and lightweight cotton bale wrap fabrics. LINQ strives to be a technical leader in product development and has successfully developed products such as CROHMIQ(R)-Blue. Electrostatic hazards range from simple nuisance shocks to major fires and catastrophic explosions. With CROHMIQ(R)-Blue, the practical application of FIBC bags in hazardous environments is now possible. CROHMIQ(R)-Blue is a second-generation product that evolved from the success of Baxon Blue fabric (originally introduced by Exxon Chemical Company).

         LINQ has a small full-time in-house staff dedicated to product development. This staff is supplemented by third-party specialists contracted in areas where LINQ wishes to develop new products.

         Our research and development expenditures totaled $2.0 million in 2001, $1.6 million in 2000 and $2.6 million in 1999.

Marketing

         The Textile Operations markets its products in Canada through its own sales force, operating from branch offices in Montreal, Toronto, Winnipeg and Vancouver. U.S. sales are handled by a combination of Consoltex sales representatives and independent selling agents located in New York and California. Latin American sales are handled through independent selling agents located in Mexico, Brazil and Chile. European sales are handled through agents in the United Kingdom. Consoltex's sales associates sell only our products and are trained in technical areas specific to their products. Independent agents offer our products alongside those of other non-competing companies and provide us with representation over a wide geographic area.

         The Polypropylene Operations' South Carolina facility has a dedicated sales force for each of its product lines. The end users for each product operate in distinct industries and require a high level of customer service. Rafytek markets its product through a direct sales force with sales offices located in Mexico City and several key local markets throughout Mexico.

Raw Materials

         Yarn, which is widely available in North America, Asia and Europe is the main raw material sourced by the Textile Operations and is important in the production of cost-competitive and quality products. To achieve the variety and quality required for its specialized product lines, the Textile Operations source yarns from major producers in North America, Asia and Europe. The major yarn types used by the Textile Operations are nylon, polyester and a variety of fancy rayon, cotton and acrylic blended yarns.

         The Textile Operations has shifted a major part of its yarn sourcing from Asia and Europe to North American suppliers to satisfy the NAFTA rules of origin criteria which require the use of North American yarns for Canadian produced fabric exports to qualify for tariff- and quota-free access to the U.S. market. This has resulted in U.S. yarn sourcing increasing from 29% of Consoltex Inc.'s total yarn purchases in 1990 to 56% in 2000 and 61% in 2001. Canadian sources represented 21% of Consoltex Inc.'s yarn supplies in 2000 and 32% in 2001 while European and Asian producers accounted for 23% in 2000 and 7% in 2001.

         Other raw materials used by the Textile Operations include dyes and chemicals. Consoltex Inc. purchases significant quantities of chemicals and dyestuffs for its manufacturing processes from major producers.

         Polypropylene resin, an inert plastic derived from petroleum, is the basic raw material used in the manufacture of polypropylene products and is supplied by petrochemical companies. Polypropylene resin is obtained in pellet form and is extruded into various types of yarns that are used to manufacture woven fabrics. Polypropylene resin purchases accounted for approximately 27.1% of the Polypropylene Operations' cost of sales for 2001 and 27.8% in 2000. Accordingly, increases in the price of polypropylene resin would increase our costs of sales and could have a material effect on our results of operations and financial conditions. The price of polypropylene resin fluctuates based on the price of oil and the North American and international supply and demand for resin. The price of polypropylene rose beginning in early 1996, peaked in August 1996 and decreased gradually from that time to July 1999. Since then it has risen significantly, due in part to the rapidly increasing price of oil, however, with the recent recession in the United States the price of resin has fallen from its 2000 levels. Based on the expected slow growth demand in the United States in 2002, management does not currently expect prices of resin to rise significantly during the remainder of 2002.

Equipment and Technology

         The Textile Operations' strategic focus is on being a short-run manufacturer of high margin, specialty fabrics. The majority of fabrics sold are manufactured when the order is received. Textile Operations has invested in modern equipment and has an experienced, flexible workforce which permits it to manufacture a variety of fabrics through the innovative use of many different yarns and the development of new weave patterns while minimizing product change-over down-time. We have acquired technologically advanced and versatile high-speed air jet weaving equipment controlled by computerized dobby systems with quick change capabilities and state-of-the-art high-speed jacquard looms. Further fabric variety and special effects are achieved through advanced cross-dyeing techniques, specialized finishing and coating applications, customized prints and crushing and burn-out techniques. Significant investments have also been made in technologically advanced batch dyeing machines with microprocessor controls. These investments have substantially increased the number of product lines that we are able to offer and have permitted the introduction of many new fashion, home furnishings and technically difficult industrial fabric blends, while maintaining manufacturing efficiencies, quality and cost-competitiveness and improving customer response time. To further improve efficiency and cost-competitiveness, we have closed one of our weaving facilities and transferred the equipment to two of our other weaving facilities in Canada.

         The Textile Operations' primary manufacturing facilities are located in Canada. Our manufacturing processes include air texturizing, twisting, beaming, weaving, dyeing, finishing and coating plants. Its manufacturing processes are specialized to meet the production needs of each division, however, flexibility and versatility are the prime requirements in equipment purchases. These requirements enable the Textile Operations to provide quick turnaround for short runs, repeat orders and specialized niche products. They have also enabled us to use equipment from one division to service another division's customers depending on margins, available capacity and timing.

         The Textile Operations' weaving facilities include a variety of machinery types. Its looms include air jet, water jet, rapier and jacquard. The majority of its weaving output comes from modern, high-speed, shuttleless looms. The Textile Operations produces both regular and wide-width fabrics ranging from 60 to 90 inches for apparel fabric markets and 120 inches and 135 inches for certain wide-width applications such as curtaining fabrics. Many of its looms are equipped with electronic attachments, which allow a wide range of specialized patterns to be woven into the fabric. In addition, each weaving facility has computerized loom monitoring systems, which provide real time information and facilitate production planning.

         The Textile Operations' dyeing technologies include jet, beam, jig and pad dyeing processes, and specialized wide-width dyeing and finishing equipment. The dyeing operations are computer-controlled and have computerized shade matching systems, which permit color consistency within very stringent standards. Lot sizes range from 500 meters to 10,000 meters, providing important flexibility and enhancing our servicing capabilities. Dyeing and finishing operations are also specialized according to divisional product/market characteristics, but are centered on batch processing technologies.

         The Textile Operations' finishing operations uses a range of specialized equipment to achieve specific fabric effects and appearances such as brushed, sueded, sanded, crinkled and burnout looks. This specialized equipment also enables it to perform advanced coating operations, which achieve very sophisticated performance capabilities in its products, including fire-retardant, waterproof, shock resistant, radar impenetrable or breathable characteristics.

         The Polypropylene Operations' manufacturing capabilities include extrusion, beaming, weaving, needle-punching and finishing and, in its converting operations, also include cutting, stitching and printing of small bags. LINQ performs all U.S. fabric manufacturing in Summerville, South Carolina within a single facility. One Rafytek facility in Mexico and one in Costa Rica also produce small bags.

         The Polypropylene Operations is vertically integrated and its operations are extremely flexible, as there is a high degree of interchangeability among its equipment. Equipment used to manufacture a particular product line can be readily shifted into the manufacture of most of its other product lines. LINQ's finishing operations include rewinding, slitting, extrusion coating, and needle-punching. LINQ's various finishing operations enable it to convert goods into customer-specific products. Each of the Polypropylene Operations' extruders is capable of manufacturing yarns for most of its product lines, allowing for flexible production and efficient yarn inventory balancing. LINQ's flat looms are capable of achieving full-width production ranging up to 210 inches.

         The Polypropylene Operations' manufacturing in Mexico is performed by Rafytek and in Costa Rica by Rafytica. Rafytek's manufacturing operations are vertically integrated from the production of yarn through extrusion, weaving, slitting, cutting, sewing and printing of fabrics into small bags. Rafytek's weaving facilities include many small circular weaving looms. The recently sold FIBC Division had eight Mexican plants specializing in extrusion, weaving, cutting, sewing, printing and refurbishing of FIBC bags. Rafytica is a small operation, which sources its fabrics from Rafytek and then performs the cutting, sewing and printing of small bags for sale in Costa Rica.

Intellectual Property

         We have several trademarks and patents and licenses to use certain trademarks and patents effective in the United States and in several foreign countries for varying lengths of time. Consoltex's trademarks include "LINQ(R)," "CROHMIQ(R)," "Voile Magique(R)," "Linebacker(R)," "Commander(R)," "Hydroflex(R)," "Dermoflex(R)" and "TidalWave(R)" under which it markets fabrics. The maturity date of these trademarks and patents is between June 2003 and May 2018. We plan to renew all of our trademarks on or before their renewal date. We also have applications for trademarks pending in the United States and abroad. Management considers its various trademarks, trademark applications, patents and trademark and patent licenses to be valuable assets but believes that the loss of any one trademark or patent would not have a material adverse effect on our operations.

Capital Expenditures

         Most textile mills are on a continuum of machinery replacement and it is typical for textile mills to replace their equipment as its cost-effectiveness diminishes. As such, our capital expenditure policies have resulted in a gradual replacement of equipment and are focused on improving market-responsiveness and increasing cost-competitiveness. Our recent investments in Textile Operations were principally oriented towards technologically advanced equipment for both weaving and finishing operations and specialized equipment for new products. These investments in advanced manufacturing equipment and processes have supported our market-driven business strategy. Recent expenditures in the Polypropylene Operations were directed towards adding extrusion capacity as well as introducing new production capabilities such as the manufacturing of needle-punched non-woven geotextiles. In the three years ended December 31, 2001, we invested $25.8 million in the purchase of fixed assets.

         In 2001, Textile Operations invested $0.5 million in the purchase of fixed assets for its Canadian plants to expand curtaining fabrics production capacity and to upgrade and extend the life of certain of its equipment. Overall, these investments enhance the Textile Operations' capacity to service the North American textile market. In 2001, Polypropylene Operations invested $5.1 million to increase extrusion capacity and to upgrade and extend the useful life of certain key assets.

Employees

         As of December 31, 2001, we had approximately 2,400 employees, approximately 660 employees in the United States and approximately 1,740 employees outside the United States. As of that date, approximately 1,295 of our employees were in bargaining units covered by collective bargaining agreements. We currently have a total of approximately 2,300 employees.

         We believe our employee and labor relationships are good.

Regulatory Environment

         The North American textile and apparel industries have relied on GATT, to set the framework for trading tariffs between countries. Prior to 1995, the Multi-Fiber Arrangement ("MFA"), within the framework of the GATT, resulted in a large number of bilateral agreements between developed countries, such as Canada, the United States and less developed countries, which set quantitative limits (quotas) on imports from less developed countries. In 1989, the FTA was implemented between Canada and the United States, resulting in the gradual phasing out of tariffs over a ten-year period on textiles traded between the two countries. In 1992, the Canadian government implemented the recommendation of the Canadian International Trade Tribunal ("CITT"), a governmental administration trade tribunal which reduced tariffs on textile fibers, yarns and fabrics. On January 1, 1994, NAFTA was implemented, enlarging the trading zone under the FTA to include Mexico. In 1995, the Transition Agreement concluded under the Uruguay Round agreements, replaced the MFA. The Transition Agreement results in the reduction of tariffs and the elimination of quotas on textiles among participating governments over a ten-year period. Currently, Canada has significantly fewer quotas on the importation of fabrics from less developed countries than Europe and the United States, while the United States has strict quotas covering most fabrics imported into the United States from many different countries.

         FTA. Under the FTA, as of January 1, 1998, tariffs no longer exist on textiles and apparel products produced within and traded between Canada and the United States. The FTA has been an important and favorable development for Canadian woven textile manufacturers such as us. From its coming into force in 1989 to the end of 2000, annual export shipments of Canadian woven textile fabrics to the United States have increased by 408% from $175 million to $890 million. The Canadian apparel industry, which is a major customer group for the Canadian textile fabric industry, has shown a positive trade balance with the United States in apparel garments made from woven textile fabrics since the FTA was implemented. Exports to the United States of Canadian apparel made from woven fabrics have risen from $92 million in 1989 to $1.2 billion in 2000, representing more than a thirteen-fold increase.

         CITT. In December 1992, the Canadian federal government announced its decision to implement the 1990 CITT recommendations to reduce, by 1998, tariffs on textile fibers, yarns and fabrics to maximum rates of 5%, 10% and 16%, respectively. Current Canadian rates on these products are, on average, 8%, 13% and 25%, respectively. For imported man-made fabrics, other than from the United States and Mexico, the reductions have been phased in at a rate of 1.5% per year over a 6-year period, beginning January 1, 1993 and in 2001 were 16.0%.

         NAFTA. Under NAFTA, the trading zone under the FTA was enlarged to include Mexico. The provisions of FTA/NAFTA that are of primary importance to the North American textile industry are tariff and quota elimination, rules of origin for fabrics and apparel and exemptions to these rules. The tariff elimination schedule, as set out in the FTA, remained unchanged under NAFTA. Under NAFTA, tariff elimination commenced January 1, 1994. Between Canada and Mexico, tariff elimination for textiles is taking place over eight years and for apparel, over ten years. Between the United States and Mexico, tariff elimination is taking place over six years. The tariff rates are as follows:

                                  Tariff Elimination Schedule
                                   ---------------------------
                                                                          2000      2001     2002      2003
Man-Made Textiles                  Canada to Mexico and vice versa        NIL       NIL      NIL       NIL
Man-Made Apparel                   Canada to Mexico                       6.0%      4.0%     2.0%      NIL
Man-Made Apparel                   Mexico to Canada                       7.5%      5.0%     2.5%      NIL
Man-Made Textile or Apparel        U.S. to Mexico and vice versa          NIL       NIL      NIL       NIL
Man-Made Textile or Apparel        Canada to U.S. and vice versa          NIL       NIL      NIL       NIL

         Specific rules of origin apply to textiles and apparel products imported into North America from countries other than in North America. These rules set forth the requirements to qualify for the preferential North American tariff rates. For most products, the rule of origin is "yarn-forward" which means that textile and apparel goods must be made from yarn made in a NAFTA country in order to benefit from the preferential treatment. NAFTA generally provides for stricter rules of origin than the rules of origin outside of the applicability of NAFTA as NAFTA requires greater sourcing of textiles in North America. However, exemptions to these rules of origin have been agreed upon under NAFTA whereby a quantity of fabric, a quantity of yarn and a quantity of apparel (such limits are referred to as "Tariff Preference Levels" or "TPLs") can be made from non-North American inputs and still qualify for the preferential tariff rates. The impact of the stricter rules of origin under NAFTA will be offset in part by TPLs. As a result of the implementation of NAFTA, Canadian textile and clothing industries using offshore inputs under the system of TPLs have improved access to the United States market.

         The implementation of NAFTA has resulted in increased trade among the United States, Canada and Mexico. The elimination of tariffs among the United States, Canada and Mexico, with respect to textiles and apparel, will provide Consoltex with additional opportunities to export a variety of its products into Mexico, particularly those from its specialty product lines, as well as increase the export sales of Consoltex's Mexican operations. As part of a NAFTA expansion, Canada has signed a Free Trade Agreement with Chile ("CCFTA"), which came into effect July 1997. The agreement phases out Canadian and Chilean duties, for most man-made textiles, on a five-year basis to become duty-free by 2001. Nevertheless, the Canadian/Chilean duties are to follow the Canadian/Mexican duty rate, in the case of any acceleration of tariff elimination between Canada and Mexico. In such case, Canadian/Chilean duties will also be eliminated regardless of what was scheduled. CCFTA should increase Canadian trade with Chile.

         Transition Agreement. In December 1993, the Uruguay Round of Multilateral Trade Negotiations resulted in a series of agreements to reduce tariffs and eliminate quotas. The World Trade Organization and a common framework for international trade among 117 participating countries was established. The final agreement embodying the new rules was implemented on January 1, 1995. A key objective of the Uruguay Round was to return the textile and apparel sectors to the GATT under improved rules, and the participating governments agreed to do so over a ten-year period. Thus, on January 1, 1995, the MFA regime was replaced by the Transition Agreement, which is effective for a period of ten years; during that time, textile and clothing industry trade is integrated into the regular GATT rules which provide for the elimination of quotas and prohibit bilateral quantitative restrictions.

         Despite the gradual elimination of quotas and reduction of tariffs (currently at 15.5% outside NAFTA in the U.S. and 16% outside NAFTA in Canada for man-made fabrics in 2001) under the Transition Agreement, we believe that our status as a supplier of specialty products requiring fast turnaround times will shield it from competition resulting from greater imports into the Canadian and U.S. markets from developing countries. We expect that our knowledge of our customers' specialized needs should allow it to further increase its customer base and withstand any increase in competition caused by regulatory changes. Moreover, we will continue to enjoy duty-reduced or duty-free access to the North American market, and our physical proximity to this market should allow us better response and delivery times compared to its competitors abroad.

         U.S. Trade Legislation On "CBI/Sub-Saharan Africa." Effective October 1, 2000, the U.S. Trade and Development Act of 2000 legislation provided duty-free and quota-free entry into the United States for apparel assembled or made in the Caribbean Basin or sub-Saharan Africa from U.S. fabrics made from U.S. yarns. We refer to this legislation as the "new program." The Canada/U.S. FTA and NAFTA-enhanced opportunities for Canadian textile producers exporting to the United States are diminished by the new program. The provisions of the new program require the use of U.S. fabrics and yarns in order for the apparel to benefit from duty-free and quota-free entry. Canadian fabrics are not eligible under the new program. The new program may cause downward pricing pressure on Canadian-manufactured fabrics and may cause purchases of Canadian-manufactured fabrics by U.S. apparel manufacturers to decrease in favor of U.S.-manufactured fabrics. Accordingly, the new program could negatively affect the Textile Operations' sales of Canadian-produced fabric to the United States.

Environmental Regulation

         We are subject to regulation under various federal, provincial, state and local laws in Canada, the United States, Mexico and Costa Rica relating to employee safety and health, and to the generation, storage, transportation, disposal and emission into the environment of various substances. We are also subject to regulation that permits regulatory authorities to compel cleanup of environmental contamination.

         We have a corporate environmental policy, which recognizes the importance of the relationship between our business and the environment. To monitor environmental compliance, a quarterly report is prepared for each plant on various aspects of its operations as they relate to the environment. Such reports are reviewed and consolidated by Holdings' management which, in turn, reports to Holdings' Board of Directors.

         Laws and regulations protecting the environment are stringent and may in certain circumstances impose strict liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Such laws and regulations may expose us to liability for the conduct of operations or conditions caused by others or for our acts that were in compliance with all applicable laws at the time such acts were performed. While we believe that we are in material compliance with all applicable environmental laws and regulations, an increase in federal, state or local laws or regulations relating to environmental matters, taxes, the modification of existing laws or regulations or the adoption of new laws or regulations relating to environmental matters could have a material adverse effect on our results of operations.

         However, based upon our current knowledge, we do not anticipate that future environmental costs related to our existing operations will have a material adverse effect on our capital expenditure, earnings or financial or competitive position.

Item 2.  Financial Information

                          SELECTED FINANCIAL DATA

         The following selected consolidated financial data for the five years ended December 31, 2001, and for the three months ended March 31, 2002, have been derived from the audited and unaudited consolidated financial statements, as indicated, of Holdings and Consoltex Inc. for such periods. The 2000 pro forma results reflect the combined operating results for the nine months ended September 30, 2000 of Consoltex Inc. and three months ended December 31, 2000 of Holdings. Please refer to Note 1 to our consolidated financial statements located elsewhere in this Form 10/A. In 2000, Consoltex began reporting its results under United States GAAP, expressed in U.S. dollars. The following financial information obtained from the audited financial statements for 2001, 2000, 1999, 1998, 1997 and the unaudited first quarter 2002 is expressed in U.S. dollars and prepared from the audited and unaudited financial statements in accordance with United States GAAP.

         The 1999 data reflect a restatement due to an accounting error discovered in 2000 relating to 1999. As a result of this error, the 1999 cost of sales was increased by $1.6 million with a corresponding decrease in previously reported net earnings by $1.6 million for the same period.

                                          Consoltex Holdings, Inc.                                  Consoltex Inc.
                                    ----------------------------------------------------------------------------------------------
                                    Period ended | Year ended December 31 |   Period ended       |      Year ended December 31
                                    -----------------------------------------------------------------------------------------------
                                       3 months        2001     2000(3)   | 3 months    9 months | 1999(1)      1998         1997
                                    ended March                           |    ended       ended |
                                       31, 2002                           | December   September |
                                                                          |  31, 2000   30, 2000 |
                                    ----------------------------------------------------------------------------------------------
(in thousands of dollars)            (unaudited)            (unaudited)   |                            (Restated)(2)
                                                            (Pro          |
                                                            forma)(3)     |
Earnings Statement Data:                                                  |
Sales                                    $37,811    $253,738    $370,158  |  $84,408   $285,750   $343,058     $325,861    $368,677
Cost of sales                             33,688     226,214     333,708  |  103,418    230,290    268,355      249,308     288,054
Selling and administrative                                                |
  expenses                                 5,471      39,018      50,836  |   18,219     32,617     37,551       33,364      36,689
Foreign exchange (gain) loss                 106       3,091       3,041  |     (45)      3,086    (4,961)        7,263       2,793
Depreciation                                                              |
                                           2,666      21,032      14,732  |    3,705     11,027     13,344       11,755      12,305
Amortization of goodwill                       -      15,218       4,847  |    2,015      2,832      2,503        1,465       1,466
Other expense - net                          370      15,734       1,998  |      487      1,511      3,264          166           -
                                          -------     ------       -----  |   ------      -----      -----        -----     -------
Earnings (loss) from operations(4)        (4,490)    (66,569)    (39,004) |  (43,391)     4,387     23,002       22,540      27,370
Financing costs                            2,863      24,108      28,669  |    7,887     20,782     22,002       20,252      20,282
                                          -------    -------    --------  |  -------     ------   --------       ------     -------
Earnings (loss) before income                                             |
  taxes                                   (7,353)    (90,677)    (67,673) |  (51,278)   (16,395)     1,000        2,288       7,088
                                                                          |
Provision for (recovery of)                                               |
   income taxes                             (777)     (7,112)    (18,295) |  (16,421)    (1,874)       547        3,571       1,496
                                          ------     ------- -----------  | -------- -  -------    -------      -------      ------
Earnings (loss) before                                                    |
   extraordinary item                     (6,576)    (83,565)    (49,378) |  (34,857)   (14,521)       453      (1,283)       5,592
Extraordinary item (less                                                  |
   applicable income taxes of                                             |
   $nil) -- gain on exchange of                                           |
   Notes (5)                              10,355          -           -   |       -          -           -           -           -
                                         -------   ---------  ----------  | --------   ---------     ------    ---------    -------
Net earnings (loss)                      $ 3,779    $(83,565)  $ (49,378) | $(34,857)  $(14,521)     $ 453    $ (1,283)      $5,592
                                         =======   =========  ==========  | ========   =========     ======    =========    =======
                                                                          |
Net earnings (loss) excluding                                             |
   goodwill amortization (net of                                          |
   income taxes of $nil) (6)                       $ (68,347)  $ (44,531) | $(32,842)  $(11,689)   $ 2,956
                                                   ==========  ========== | ========= ==========   =======
Balance Sheet Data                                                        |
(at end of period):                                                       |
                                                                          |
Working capital                          $(6,653)   $(40,958)   $(48,589) |                          $(457)     $39,206     $46,525
Total assets                             214,719     217,190     345,347  |                        339,870      270,690     270,667
Long-term debt                           116,072     135,506     122,179  |                        120,000      132,000     139,000
Other long-term liabilities                5,472       5,467       7,756  |                         11,196        4,425       2,547
Shareholder's equity                      12,486     (39,275)     49,046  |                         47,813       41,171      43,079

1.   The results include the results of the following acquisitions - Royalton Mexicana, S.A. de C.V. on
     February 26, 1999, Marino Technologies Inc. and Marino Technologies de Mexico, S.A. de C.V. on July 1,
     1999 and Atlas Bag, Inc. on October 1, 1999. These acquisitions were accounted for under the purchase method.

2.   The 1999 amounts reflect a restatement due to an accounting error, increasing cost of sales by $1.6 million.

                                                              16


3.   The pro forma results are unaudited and combine the operating results of Consoltex Inc. and Consoltex
     Holdings, Inc. for the nine months and three months ended September 30 and December 31, 2000, respectively, as a result of the acquisition transaction described in Note 1 to the consolidated financial statements.

4.   Reclassified to conform with the current year's presentation. 5. The gain is a result of Consoltex Inc.'s and Consoltex (USA)'s offer to exchange their 11% Senior Subordinated Pay-in-Kind Notes due 2009 for their outstanding Series B 11% Senior Subordinated Notes due 2003.

6.   Reported net earnings (loss) were adjusted to exclude goodwill amortization as required under SFAS No. 142.

                                  Quarterly Consolidated Financial Information
                                           (in thousands of dollars)
                                                 (unaudited)

                                                     Consoltex Holdings, Inc.
                                   --------------------------------------------------------------------------------
                                                           Quarter ended
                                   --------------------------------------------------------------
                                                                                                        Year ended
                                      March 31,      June 30,     September 30,     December 31,      December 31,
                                           2001          2001              2001             2001              2001
                                   -------------  ------------  ----------------  ---------------  ----------------

Sales                                 $ 79,473      $ 72,417          $ 55,706         $ 46,142          $253,738
Loss from operations                    (6,658)       (2,551)           (9,203)         (48,157)          (66,569)
Loss before income taxes               (13,745)       (9,290)          (15,580)         (52,062)          (90,677)
Net loss for the period                (12,883)       (6,257)          (14,396)         (50,029)          (83,565)



                                                                               ||          Consoltex
                                                  Consoltex Inc.               ||          Holdings, Inc.
                                   --------------------------------------------||----------------------------------
                                                  Quarter ended                ||
                                   --------------------------------------------||---------------
                                                                               ||                        Year ended
                                      March 31,      June 30,    September 30, ||  December 31,      December 31,
                                           2000          2000             2000 ||         2000              2000
                                   -------------  ------------  ---------------||----------------   ----------------
                                     (Restated)                                ||                     Pro forma (2)
                                            (1)                                ||
                                                                               ||
Sales                                 $ 99,935      $102,604        $ 83,211   ||     $ 84,408          $370,158
Earnings (loss) from operations          6,099         4,096          (5,808)  ||      (43,391)          (39,004)
Loss before income taxes                  (453)       (2,892)        (13,050)  ||      (51,278)          (67,673)
Net loss for the period                   (665)       (3,583)        (10,273)  ||      (34,857)          (49,378)


1.   This quarter reflects the restatement described under footnote 2 to the previous table.

2.   See footnote 3 to the previous table.


      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                           RESULTS OF OPERATIONS

         This discussion contains forward-looking statements, including statements concerning possible or assumed results of operations. You should understand that the factors described below, in addition to those discussed elsewhere, could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements. These factors include:

         o material adverse changes in economic conditions in the markets we serve;

         o    future regulatory actions and conditions in our operating areas;

         o    competition from others in the textile and packaging industry;

         o the integration of our operations with those of businesses we have acquired or may acquire in the future and the realization of the expected benefits; and

         o other risks and uncertainties as may be detailed from time to time in our public announcements and SEC filings.

         All figures referring to the year ended December 31, 2000 refer to the pro forma results which combine the operating results of Consoltex Inc. for the nine months and Holdings for the three months ended September 30 and December 31, 2000, respectively.

         During 2001, we sold certain non-productive and redundant assets in the Polypropylene Operations, namely a plant in Mexico and land and building in Costa Rica. In December 2001, we also sold the FIBC Division with its facilities in Opa-Locka, Florida and in San Luis Potosi, Atlacomulco and Cordoba, Mexico. In the Textile Operations, we sold our Craft Home Sewing and Lining Divisions, representing our U.S. converting business and closed our Mexican cut and sew operations.

         Consoltex's sales declined from $368.7 million for the year ended December 31, 1997 to $253.8 million for the year ended December 31, 2001. This decline was principally the result of our decision to concentrate on our core businesses and downsize certain non-core businesses which resulted in an overall decrease in sales in the non-core businesses which carried lower gross margins.

         Loss from operations, excluding other expenses, increased from $37.0 million for the year ended December 31, 2000 to a loss of $50.8 million for the year ended December 31, 2001 due primarily to an increase in goodwill amortization of $10.3 million and depreciation expense of $8.1 million described in items 2,3 and 4 below.

         Consoltex reported a net loss of $83.6 million for the year ended December 31, 2001 compared to net loss of $49.4 million for the year ended December 31, 2000. The significant increase in the net loss is principally due to:

         1.   loss on sale of the FIBC Division of $14.6 million;

         2. a full year's amortization of goodwill resulting from the September 2000 push down accounting representing additional goodwill amortization of $2.9 million;

         3. increase in goodwill amortization as a result of the write-down of $7.4 million in goodwill of our converting business; and

         4. increase in depreciation expense as a result of the write-down of $7.0 million in certain fixed assets located in Mexico and $1.1 million in certain fixed assets of the converting business in the United States.

         On December 12, 2001, we received commitment letters from our senior lenders for a new $68.3 million secured senior credit facility. On January 24, 2002, the new agreement became effective and matures on December 31, 2003. The new Senior Bank Facility consists of a $34.0 million working capital loan and a $33.8 million term loan.

         During 2001, we issued a total of $12.1 million in 10.5%
Convertible Debentures to AIP/CGI, Inc., our parent company, in exchange for cash. On February 7, 2002, our parent company contributed these debentures plus accrued interest to the equity of Consoltex.

Performance by Business Sector

         Consoltex conducts its business in two principal operating segments, Polypropylene Operations and Textile Operations. Polypropylene Operations manufactures polypropylene-based fabrics and bags for industrial and agricultural purposes. Textile Operations manufactures, distributes and imports polyester, polyester rayon, voile, nylon and acetate-based fabrics for a wide variety of home furnishings, industrial, apparel and recreational uses. The following table sets forth certain information summarizing our results by operating segment for years ended December 31, 2001, 2000 and 1999 and for the first quarter ended March 31, 2001 and 2002.

                                                            March 31                2001         2000         1999 (2)
                                                ------------------------------------------------------------------------
                                                     2002     |        2001     |                (Pro forma)
(In thousands of dollars)                        (unaudited)  |    (unaudited)  |                (unaudited)
Sales:                                                        |                 |
  Textile Operations                                $22,885   |       $46,199   |   $133,445     $211,259     $213,044
  Polypropylene Operations                           14,926   |        33,274   |    120,293      158,899      130,014
                                                ------------------------------------------------------------------------
Total :                                              37,811   |        79,473   |    253,738      370,158      343,058
                                                ------------------------------------------------------------------------
Adjusted EBITDA (1):                                          |                 |
  Textile Operations                                (1,046)   |           924   |   (10,671)      (3,550)       23,425
  Polypropylene Operations                              222   |         2,553   |      1,477      (6,362)       17,247
  Corporate Expenses                                  (524)   |         (645)   |    (2,300)      (4,474)      (3,520)
                                                ------------------------------------------------------------------------
Total :                                             (1,348)   |         2,832   |   (11,494)     (14,386)       37,152
                                                ------------------------------------------------------------------------
                                                              |                 |
  As a percentage of sales                           (3.6%)   |          3.6%   |     (4.5%)       (3.9%)        10.8%
                                                              |                 |
American Industrial Partners -Management Fee          (370)   |         (392)   |    (1,891)      (1,572)        (270)
Foreign exchange (loss) gain                          (106)   |       (3,759)   |    (3,091)      (3,041)        4,961
Depreciation and amortization                       (2,666)   |       (5,339)   |   (36,250)     (19,579)     (15,847)
Other expense                                             -   |             -   |   (13,843)        (426)      (2,994)
Financing costs                                     (2,863)   |       (7,087)   |   (24,108)     (28,669)     (22,002)
Income tax recovery (expense)                          777    |          862    |     7,112       18,295        (547)
                                                ------------------------------------------------------------------------
(Loss) earnings before extraordinary item           (6,576)   |      (12,883)   |   (83,565)     (49,378)          453
                                                              |                 |
Extraordinary item (less applicable income                    |                 |
  taxes of $nil) - gain on exchange of Notes        10,355    |           -     |        -            -              -
                                                ------------------------------------------------------------------------
Net earnings (loss)                                 $3,779    |     $(12,883)   |  $(83,565)     $(49,378)         $453
                                                ========================================================================


1.   Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization and foreign exchange and excludes non-recurring items and the American Industrial Partners Management Fee.
     Consoltex's management and its shareholders evaluate Consoltex's operating units principally by the level of its Adjusted EBITDA, as defined above. Adjusted EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered in isolation or construed as a substitute for net income or other operations data or cash flow data prepared in accordance with generally accepted accounting principles, for purposes of analyzing our profitability or liquidity;
     however, Consoltex believes that the Adjusted EBITDA provides useful information regarding Consoltex's ability to service debt, capital expenditure and working capital requirements.


2.   1999 amounts were restated because of an accounting error described below.


Restatement of Financials

         In 2000, Consoltex restated its comparative results for the year ended December 31, 1999 as a result of incorrect accounting for the cut-off of supplier's invoices at year-end. This accounting error, where $1.6 million of additional supplier invoices should have been charged as an accrued liability and as an expense to cost of goods. As a result, the 1999 financial results show a restated pre-tax profit $1.6 million less than previously recorded and the first quarter 2000 results now show a pre-tax loss $1.6 million less than previously recorded.

Results of Operations

Three Months Ended March 31, 2002 compared to Three Months Ended March 31, 2001.

Sales

         Consolidated sales for the quarter ended March 31, 2002 were $37.8 million, a decrease of 52.4% compared to sales of $79.5 million for the quarter ended March 31, 2001. The decrease was mainly due to the sale of the FIBC division, disposal of the U.S. based converting division and closure of the cut and sew facility in Mexico representing a decrease in the total amount of $32.8 million, or 41.3%, compared to the first quarter of 2001. The decrease is also due to reduced sales in the Textile Operations.

         Textile Operations

         Textile Operations sales decreased by 50.5%, from $46.2 million for the quarter ended March 31, 2001, to $22.9 million for the quarter ended March 31, 2002. This decrease in sales was primarily attributable to the disposal of its converting division in the United States, closure of its cut and sew facility in Mexico and reduced sales in its Fashion and Outerwear fabric divisions resulting primarily from an increase in imported garments into North America from Asia displacing our customers who manufacture garments within North America.

         Polypropylene Operations

         Polypropylene Operations sales decreased by 55.1% from $33.3 million for the quarter ended March 31, 2001 to $14.9 million for the quarter ended March 31, 2002. This decrease is attributable to the sale of the FIBC division that occurred on December 19, 2001. The sales generated by the remaining businesses remained virtually unchanged for the respective periods.

Cost of Sales

         Consolidated cost of sales for the quarter ended March 31, 2002 of $33.7 million represent a decrease of 49.2% compared to cost of sales of $66.4 million for the quarter ended March 31, 2001. The decrease was mainly due to the sale of the FIBC division, the disposal of the U.S. based converting division, the closure of the cut and sew facility in Mexico and reduce sales in the Textile Operations, representing a decrease in cost of sales of $14.5 million, $14.4 million, $0.5 million and $3.7 million, respectively.

         Textile Operations

         Cost of sales of the Textile Operations decreased by 46.5%, from $39.1 million for the quarter ended March 31, 2001 to $20.9 million for the quarter ended March 31, 2002. This decrease in cost of sales was mainly attributable to the disposal of its U.S. based converting division, the closure of its cut and sew facility in Mexico and reduced sales in its Fashion and Outerwear divisions in the North American markets due to the economic slowdown.

         Polypropylene Operations

         Cost of sales of the Polypropylene Operations decreased by 53.1%, from $27.3 million for the quarter ended March 31, 2001 to $12.8 million for the quarter ended March 31, 2002. This decrease was mainly attributable to the sale of its FIBC division on December 19, 2001.

Selling and Administrative Expenses

         Consolidated selling and administrative expenses for the quarter ended March 31, 2002 were $5.5 million compared to $10.2 million for the quarter ended March 31, 2001, representing a decrease of 46.1%. This decrease was mainly due to the sale of the FIBC division, the disposal of the U.S. based converting division and the closure of the cut and sew facility in Mexico, representing a decrease of $1.9 million, $2.7 million and $0.3 million, respectively.

         Selling and administrative expenses increased to 14.5% of sales for the first quarter of 2002 from 12.8% of sales for the first quarter of 2001. The increase was mainly due to lower consolidated sales of Consoltex and certain one time charges of $0.1 million incurred by the Small Bags division of the Polypropylene Operations.

         Textile Operations

         Selling and administrative expenses of the Textile Operations decreased by 50.0%, from $6.2 million for the quarter ended March 31, 2001 to $3.1 million for the quarter ended March 31, 2002. This decrease was mainly attributable to the disposal of its converting division in the United States and closure of its cut and sew facility in Mexico, resulting in a decrease of $2.7 million and $0.3 million, respectively.

         Polypropylene Operations

         Selling and administrative expenses of the Polypropylene
Operations decreased by 44.1%, from $3.4 million for the quarter ended March 31, 2001 to $1.9 million for the quarter ended March 31, 2002. The decrease was mainly attributable to the sale of its FIBC division.

Adjusted EBITDA

         Adjusted EBITDA was $(1.3) million for the quarter ended March 31, 2002 compared to $2.8 million for the quarter ended March 31, 2001. The Company's gross profits decreased significantly as gross profit margins decreased from 16.4% for the first quarter of 2001 to 10.9% for the first quarter of 2002. The decrease in gross profit margins is primarily attributable to a decrease in the Textile Operation's margins resulting from negative manufacturing variances during the quarter of 2002 due to insufficient raw materials on hand, the closure in February of 2002 of one Canadian weaving plant and reallocation of its equipment to the other two Canadian weaving plants and increased competition in the Fashion and Outerwear businesses.

         Textile Operations

         Adjusted EBITDA in the Textile Operations decreased from $0.9 million for the first quarter of 2001 to $(1.0) million for the first quarter of 2002. The reduction was mainly due to lower overall profit margins of the Textile Operations. The lower margins were a result of pricing pressure due to lower demand in all divisions of the Textile Operations except the Industrial division, insufficient raw material positions at the beginning of the first quarter of 2002 due to our efforts to sell the FIBC segment in December 2001 and the disruptions and costs associated with the closure of the Sherbrooke weaving plant and the reallocation of production to the other two Canadian weaving plants.

         Polypropylene Operations

         Adjusted EBITDA in the Polypropylene Operations decreased from $2.6 million for the first quarter of 2001 to $0.2 million for the first quarter of 2002. The reduction was mainly attributable to the sale of the FIBC division which had Adjusted EBITDA in the first quarter of 2001 of $2.3 million.

Extraordinary item - gain on Exchange of Notes.

         As a result of the exchange offer that was completed on February 12, 2002 for the exchange of our Series B Senior Subordinated Notes for our new 11% Senior Subordinated Pay-In-Kind Notes, an extraordinary gain of $10.4 million was realized. This gain includes a $2.6 million of interest expensed and accrued in the fourth quarter of 2001 relating to the Series B Senior Subordinated Notes that was no longer payable as a result of the exchange and as such was reversed. In addition, the gain reflects a write-off of $1.0 million of unamortized deferred financing expenses related to the Series B Senior Subordinated Notes.

Foreign Exchange (Gain) Loss

         For the first quarter of 2002, Consoltex incurred a $0.1 million foreign exchange loss compared to a $3.8 million foreign exchange loss for the first quarter of 2001. Most of the foreign exchange losses for the quarter ended March 31, 2002 and 2001 related to the devaluation of the Canadian dollar on net monetary assets denominated in U.S. dollars. The U.S. to Canadian dollar exchange rate as at December 31, 2001 was 1.5928 Canadian dollar to U.S. 1 dollar versus 1.5935 for Canadian dollar to U.S. 1 dollar at March 31, 2002. The U.S. to Canadian dollar exchange rate as at December 31, 2000 was 1.4995 Canadian dollar to U.S. 1 dollar versus 1.5774 for Canadian dollar to U.S. 1 dollar at March 31, 2001.

Depreciation and Amortization

         Depreciation and amortization decreased to $2.7 million for the quarter ended March 31, 2002 from $5.3 million for the quarter ended March 31, 2001. The decrease is due mainly to the adoption of FASB Statement No. 142 "Goodwill and Other Intangible Assets" whereby goodwill is no longer amortized. We adopted this Statement effective January 1, 2002. In the first quarter of 2001, the amount of goodwill amortization was $2.0 million. The decrease is also due to the sale of the FIBC division in the last quarter of 2001.

Financing Costs

         Financing costs for the quarter ended March 31, 2002 decreased to $2.9 million from $7.1 million for the quarter ended March 31, 2001. Financing costs consist of interest expense, including factor expense, and amortization of deferred financing costs. Financing costs for the quarter ended March 31, 2002 decreased mainly due to the reduction of debt as a result of the Exchange Offer, the reduction of bank debt due to the sale of the FIBC division and the capitalization of $47.7 million of Series B Subordinated Notes and 10.5% Convertible Debentures owned by AIP/CGI, Inc., our parent company.

Income Tax

         Income tax recovery decreased from $0.9 million for the quarter ended March 31, 2001 to $0.8 million for the quarter ended March 31, 2002. The difference between the effective tax rate for each of the quarters and the composite statutory U.S. federal rate of 35% was primarily attributable to certain non-taxable income, non-deductible amortization of goodwill in the first quarter of 2001, non-deductible foreign exchange losses, alternative minimum taxes and certain losses incurred in the first quarter of 2001 for which a valuation allowance was taken.

Year Ended December 31, 2001 compared to Year Ended December 31, 2000.

Sales

         Consolidated sales for the year ended December 31, 2001 were $253.7 million, a decrease of 31.5% compared to $370.2 million for the year ended December 31, 2000. This decrease was mainly due to our decision to exit non-core businesses which carried lower gross margins.

         Textile Operations

         Textile Operations sales decreased by 36.8% from $211.3 million in 2000 to $133.5 million in 2001. This decrease in sales was primarily attributable to the Textile Operations converting divisions in the United States. Specifically, the acetate linings and Seatex divisions, which carried lower gross margins, were considered as non-core businesses and accordingly, the overall size of these businesses was reduced. During the second quarter of 2001, the Company disposed of the inventory in its non-core linings business for approximately its carrying value, after which the Company exited the linings business. In the fourth quarter of 2001, we sold our Craft Home Sewing divisions and closed our Mexican cut and sew operations.

         Polypropylene Operations

         Polypropylene Operations sales decreased by 24.3% from $158.9 million in 2000 to $120.3 million in 2001. This decrease in sales is attributable to the decrease in sales to the U.S. postal service as well as the Company's decision to reduce manufacturing of certain products, specifically in the commodity

Small Bags division, which were generating minimal gross margins. In December 2001, we sold the FIBC Division.

Cost of Sales
         Consolidated cost of sales for the year ended December 31, 2001 of $226.2 million represent a decrease of 32.2% compared to cost of sales of $333.7 million for the year ended December 31, 2000. The decrease was mainly due to our decision to exit certain non-core businesses which carried lower gross margins.

         Textile Operations

         Cost of sales of the Textile Operations decreased by 35.7%, from $187.7 million for the year ended December 31, 2000 to $120.7 million for the year ended December 31, 2001. This decrease in cost of sales was mainly attributable to the exit from its U.S. based converting division. The acetate linings and Seatex divisions were considered as non-core businesses which carried lower gross margins and the overall size of these businesses was reduced and we exited the linings business in the second quarter of 2001.

         Polypropylene Operations

         Cost of sales of the Polypropylene Operations decreased by 27.7%, from $146.0 million for the year ended December 31, 2000 to $105.5 million for the year ended December 31, 2001. This decrease was mainly attributable to the decrease in sales of mail bags to the U.S. postal service and to the Company's decision to reduce the manufacturing of certain products which were generating minimal gross margins. Also, on December 19, 2001, the Polypropylene Operations sold its FIBC division.

Selling and Administrative Expenses

         Total consolidated selling and administrative expenses for the year ended December 31, 2001 were $39.0 million compared to $50.8 million for the year ended December 31, 2000, representing a decrease of 23.2%. This decrease was mainly attributable to lower selling expenses as a result of decreased sales due to our decision to exit certain non-core businesses which carried lower margins.

         Selling and administrative expenses, as a percentage of sales, increased to 15.4% in 2001 from 13.7% in 2000 due to increased costs associated with the sale and closure of non-core businesses mainly in the Textile Operations.

         Textile Operations

         Selling and administrative expenses of the Textile Operations decreased by 13.7%, from $27.1 million for the year ended December 31, 2000 to $23.4 million for the year ended December 31, 2001. This decrease was mainly attributable to decreased selling expenses as a result of lower sales in its U.S. based converting division as these were considered non-core businesses and the overall size of these businesses was reduced in 2001. Also, in the last quarter of 2001, the Textile Operations sold its Craft Home Sewing division in the United States and closed its cut and sew facility in Mexico.

         Polypropylene Operations

         Selling and administrative expenses of the Polypropylene
Operations decreased by 31.1%, from $19.3 million for the year ended December 31, 2000 to $13.3 million for the year ended December 31, 2001. The decrease was primarily attributable to the decrease in selling expenses as a result of the decrease in sales of mail bags to the U.S. postal service, and to the Company's decision to reduce the manufacturing of certain products which were generating minimal gross margins.

Adjusted EBITDA

         Adjusted EBITDA was $(11.5) million for the year ended December 31, 2001 compared to $(14.4) million for the year ended December 31, 2000. As a result of the significant decrease in sales, Consoltex's overall gross profits decreased significantly, however, gross profit margins increased from 9.9% in 2000 to 10.9% in 2001. The increase in gross profit margins is primarily attributable to the exit by the Company of the low margin non-core businesses.

         Textile Operations

         Adjusted EBITDA in the Textile Operations decreased from a loss of $3.6 million in 2000 to a loss of $10.7 million in 2001. Textile Operations non-core businesses, which were sold or exited, accounted for $15.7 million of the loss. Without the non-core business losses, Adjusted EBITDA would have been $5.0 million. The Adjusted EBITDA was also negatively affected due to lower profit margins of the Operation's fashion and outerwear divisions as well as higher than normal natural gas costs.

         Polypropylene Operations

         Adjusted EBITDA in the Polypropylene Operations increased from a loss of $6.4 million in 2000 to Adjusted EBITDA of $1.5 million in 2001. The 2000 Adjusted EBITDA included expenses related to the sale or winding down of certain of its business, including write-offs and provisions for receivables and inventory as well as provisions for severance payments. However, Adjusted EBITDA in 2001 was still negatively affected by extrusion and weaving efficiencies and by productivity issues at the South Carolina facility relating to higher-than-desired levels of scrap and excess labor costs.

Depreciation and Amortization

         Depreciation and amortization increased to $36.3 million in 2001 from $19.6 million in 2000. The increase was due to higher amortization of goodwill since the 2001 results reflect the full-year amortization of goodwill with respect to the 2000 push down accounting whereas 2000 reflected only 3 months, the write-down of $8.1 million in certain fixed assets and the write-down of goodwill by $7.4 million.

Foreign Exchange Loss

         Consoltex had a foreign exchange loss of $3.1 million and $3.0 million for the year ended December 31, 2001 and 2000, respectively. The $3.1 million exchange loss in 2001 was mainly attributable to the devaluation of the Canadian dollar on net monetary assets denominated in U.S. dollars. The $3.0 million exchange loss in 2000 included a $2.7 million loss related to the devaluation of the Mexican peso and Canadian dollar on net monetary assets denominated in currencies other than the functional currencies of Consoltex's Mexican and Canadian subsidiaries. The balance of the foreign exchange loss in 2000 included a $0.3 million loss on forward foreign exchange contracts.

Financing Costs

         Financing costs in 2001 decreased to $24.1 million from $28.7 million in 2000. Financing costs consist of interest expense, including factor expense, which decreased from $25.8 million in 2000 to $21.1 million in 2001, and amortization of deferred financing costs, which increased from $2.8 million in 2000 to $3.0 million in 2001.

         The decrease in interest expense is a result of our AIP/CGI, Inc., our parent company, acquiring $34.6 million of our Series B Senior Subordinated Notes and waiving interest from April 1, 2001. Weighted average interest rates on indebtedness were 8.6% in 2001 compared to 10.1% in 2000. Average interest rates on the Senior Credit Facility decreased from 9.9% in 2000 to 8.9% in 2001, while the interest rate on our Series B Senior Subordinated Notes is fixed at 11%. Average debt levels remained the same as in 2000 at $226 million.

         Interest expense of $2.6 million recorded in the fourth quarter of 2001 relating to the Series B Subordinated Notes was reversed in the first quarter of 2002 because as a result of the exchange offer, the Series B Subordinated Notes were cancelled.

         The amortization of deferred financing costs was higher in 2001 than in 2000 as the financing fees related to the amended Senior Bank Facility were fully amortized during 2001.

Income Taxes

         Income tax recovery changed from a recovery of $18.3 million for the year ended December 31, 2000 to a recovery of $7.1 million for the year ended December 31, 2001. The difference between the effective tax rates for each of these years and the composite statutory federal rate of 35% for the United States was primarily attributable to non-deductible capital items, non-deductible amortization of goodwill, non-deductible foreign exchange gains and losses and alternative minimum taxes. In 2001, the valuation allowance significantly added to the difference between the effective tax rate and the statutory tax rate.

Year Ended December 31, 2000 compared to Year Ended December 31, 1999

         All figures referring to the year ended December 31, 2000 refer to the pro forma results, which combine the operating results of Consoltex for the nine months ended September 30, 2000 and the operating results of Holdings (which operating results include the results of operations of Consoltex) for the three months ended December 31, 2000.

         During the year ended December 31, 2000, we closed three manufacturing sites in order to reduce operating costs, improve margins and increase capacity utilization at other plants. In our Textile Operations, we closed the Vestco garment manufacturing plant used by Royalton in Mexico, and its production was transferred to the main Royalton plant, also in Mexico. In the Polypropylene Operations, we closed two plants, which manufactured flexible intermediate bulk container (or FIBC) bags and transferred production to its growing manufacturing base in Mexico.

         Our sales grew from $362.6 million for the year ended December 31, 1996 to $370.2 million for the year ended December 31, 2000. This growth was principally the result of the acquisitions of certain assets of N. Erlanger Blumgart & Co., Inc. on May 1, 1996, Royalton on February 26, 1999, Marino Technologies, Inc. ("Marino") on July 1, 1999 and the assets of Atlas Bag, Inc. ("Atlas") on October 1, 1999. The Marino and Royalton acquisitions were by way of share purchase and the Atlas acquisition was the acquisition of the operating assets of Atlas by Marino, to become a division of Marino, which in turn became a division of LINQ. We financed the Marino and Atlas acquisitions through additional term loans totaling $43 million from the lenders under our credit facility.

         Earnings from operations decreased from $26.3 million for the year ended December 31, 1999 to a loss of $37.0 million for the year ended December 31, 2000.

         We reported a net loss of $49.4 million for the year ended December 31, 2000 compared to net earnings of $0.5 million for the year ended December 31,1999. The significant decrease in profitability was principally due to:

     o $25.6 million of provisions for inventory clearances that took place in the fourth quarter of 2000 - $17.2 million in the Textile Operations and $8.4 million in the Polypropylene Operations - due, in part, to the planned dispositions of some product lines. Of the $25.6 million, $15.2 million related to additional reserves, $7.2 million related to losses incurred and $3.2 million related to specific write downs;

     o $6.9 million of write offs and provisions for receivables, and from severance payments related to the sale and wind down of certain non-core product lines;

     o $2.6 million due to efficiency issues in extrusion and weaving in the Polypropylene Operations as it decommissioned seven of its oldest direct extrusion lines;

     o $7.8 million representing the negative impact of the resin price increase in the Polypropylene Operations;

     o $7.0 million representing the decrease in the apparel textile margins due to increased import competition and the temporary slow down in the Home Furnishings business as a result of corrective actions taken by major retailers to reduce their inventory;

     o the increase in both depreciation expense and amortization charges relating to additional goodwill, as a result of push down accounting, and an increase in deferred financing expenses as a result of our writing off the unamortized balance of deferred financing expense associated with the previous credit facility; and

     o higher interest expense due to increased bank debt, as our average bank debt was higher in 2000 than in 1999.

         In the second half of 2000, Consoltex entered into a series of transactions, which resulted in a change in control of Consoltex. On September 29, 2000, AIP Sub, exercised its option to purchase 3,140,000 Multiple Voting Shares of Consoltex Group Inc. from Les Gantiers Holding B.V., constituting 51.33% of the voting interest in Consoltex Group Inc. The net consideration paid by AIP Sub to Les Gantiers Holding B.V. for the shares was $3,123,000 and was contributed to AIP Sub by Holdings, the sole shareholder of AIP Sub. Immediately prior to AIP Sub's exercise of the option, AIP Sub held securities representing the right to vote 48.67% of the total votes attributable to the outstanding securities of Consoltex Group Inc. Immediately after the exercise of the option, AIP Sub held securities representing the right to vote 100% of the total votes attributable to the outstanding securities of Consoltex Group Inc. On October 2, 2000, Consoltex Group Inc. amalgamated with AIP Sub and the amalgamated corporation changed its name to "Consoltex Inc." As part of the change in control, Consoltex Inc. sold all of the capital stock of Consoltex USA, a wholly owned subsidiary of Consoltex Inc., to Holdings. In connection with the change in control, holders of not less than a majority in aggregate principal amount of the Series B Subordinated Notes consented to the change in control and waived certain requirements under the Series B Subordinated Note indenture, and Consoltex Inc. entered into the second supplemental indenture, dated as of September 29, 2000.

         AIP's total cost of its investment in Consoltex of $85.3 million was pushed down to Consoltex and its subsidiaries.

         Consoltex also refinanced its senior bank facility in the fourth quarter of 2000. The new senior bank facility, a $57.5 million working capital revolver and a $59.25 million term loan, is an asset based facility. The proceeds of this new senior bank facility were used to repay the previous senior bank facility. The new senior bank facility changed Consoltex's available liquidity as certain restrictions and limitations were placed on the amount Consoltex could borrow under this new senior bank facility.

Sales

         Consolidated sales for the year ended December 31, 2000 were $370.2 million, an increase of 7.9% compared to $343.1 million for the year ended December 31, 1999. This increase was mainly due to the full-year effect of the Marino and Atlas acquisitions completed on July 1, 1999 and October 1, 1999, respectively.

         Textile Operations

         Textile Operations sales decreased by 0.8%, from $213.0 million in 1999, to $211.3 million in 2000. This decrease is primarily attributable to lower demand for our polyester and polyester blend fabrics due to changing fashion trends and increased import competitions for fabrics and garments in the North American market. Demand for nylon-based outerwear fabrics also declined due to increased Asian import penetration into the U.S. market. This decrease was partially offset by significant growth in our Craft Home Sewing division with additional sales to the United Kingdom and a $4 million sales increase in our Apparel Lining business.

         Polypropylene Operations

         Polypropylene Operations sales increased by 22.2%, from $130.0 million in 1999 to $158.9 million in 2000. This increase is attributable to the full-year effect of the Marino and Atlas acquisitions completed on July 1, 1999 and October 1, 1999, respectively. Third-party sales from LINQ in South Carolina and Rafytek in Mexico were relatively stable from 1999 to 2000.

Cost of Sales

         Consolidated cost of sales for the year ended December 31, 2000 of $333.7 million represent an increase of 24.3% compared to cost of sales of $268.4 million for the year ended December 31, 1999. The increase was mainly attributable to the following:

     o $26.8 million representing the full-year effect of the Marino and Atlas acquisitions that were completed on July 1, 1999 and October 1, 1999, respectively;

     o    $25.6 million of charges for inventory clearances; and

     o $7.8 million representing additional costs due to the resin price increase in the Polypropylene Operations.

         Textile Operations

         Cost of sales of the Textile Operations increased by 13.2% from $165.8 million for the year ended December 31, 1999 to $187.7 million for the year ended December 31, 2000. This increase in cost of sales was mainly attributable to the charges for inventory clearances due, in part, to the planned dispositions of certain product lines.

         Polypropylene Operations

         Cost of sales of the Polypropylene Operations increased by 42.4%, from $102.5 million for the year ended December 31, 1999 to $146.0 million for the year ended December 31, 2000. This increase was mainly attributable to $26.8 million representing the full-year effect of the Marino and Atlas acquisitions completed on July 1, 1999 and October 1, 1999, respectively, $8.4 million of charges for inventory clearances, $7.8 million of increased costs due to the resin price increase and increased costs due to efficiency issues in extrusion and weaving as it decommissioned seven of its oldest direct extrusion lines.

Selling and Administrative Expenses

         Total consolidated selling and administrative expenses for the year ended December 31, 2000 were $50.8 million compared to $37.5 million for the year ended December 31, 1999, representing an increase of 35.5%. This increase was mainly due to $3.8 million representing the full-year effect of the Marino and Atlas acquisitions and $6.9 million of write-offs and provisions for receivables, and from severance payments related to the sale and wind-down of certain non-core product lines.

         Selling and administrative expenses, as a percentage of sales, increased to 13.7% in 2000 from 11.0% in 1999 due to $6.9 million of write offs and provisions for receivables and for severance payments related to the sale and winding down of certain non-core product lines.

         Textile Operations

         Selling and administrative expenses of the Textile Operations increased by 14.3%, from $23.7 million for the year ended December 31, 1999 to $27.1 million for the year ended December 31, 2000. This increase was mainly attributable to write-offs and provisions for receivables, and from severance payments related to the sale and wind-down of certain non-core product lines.

         Polypropylene Operations

         Selling and administrative expenses of the Polypropylene
Operations increased by 85.6%, from $10.4 million for the year ended December 31,1999 to $19.3 million for the year ended December 31, 2000. The increase was mainly attributable to $3.8 million representing the full-year effect of the Marino and Atlas acquisitions completed on July 1, 1999 and October 1, 1999, respectively, and to $4.1 million of write-offs and provisions for receivables.

Adjusted EBITDA

         Adjusted EBITDA was $(14.4) million for the year ended December
31, 2000 compared to $37.2 million for the year ended December 31, 1999. Despite the overall increase in sales, our gross profits decreased significantly as gross profit margins decreased from 21.8% in 1999 to 9.9% in 2000. The decrease in gross profit margins is primarily attributable to:
$25.6 million of provisions for inventory clearances due, in part, to the planned dispositions of some product lines; $2.6 million due to efficiency and production issues related to the Polypropylene Operations; $7.8 million representing the negative impact of the resin price increase in the Polypropylene Operations; and $7.0 million due to the decrease in the Textile

Operations' margins resulting from increased competition in the fashion and outerwear businesses and the temporary slow down in the Home Furnishings business due to corrective actions taken by major retailers to reduce their inventory.

         Textile Operations

         Adjusted EBITDA in the Textile Operations decreased from $23.4 million in 1999 to a loss of $3.6 million in 2000. The Textile Operations recorded $20.0 million of non-recurring charges, as detailed above, related to the sale and winding down of certain of its businesses, including write-offs of and provisions for receivables and inventory. Excluding these charges, which management believes to be unusual, normalized Adjusted EBITDA in the Textile Operations would have been $16.4 million in 2000. The reduction in Home Furnishings business in the last half of 2000, combined with the decrease in gross profit margins in our Outerwear and Fashion divisions and the negative results in our Mexican garment operations, were the primary reasons for the decrease in Adjusted EBITDA from $23.4 million to the $16.4 million normalized amount in 2000.

         Polypropylene Operations

         Adjusted EBITDA in the Polypropylene Operations decreased from $17.2 million in 1999 to a loss of $6.4 million in 2000. The Polypropylene Operations recorded $12.5 million of non-recurring charges, as detailed above, related to the sale or winding down of certain of its business, including write-offs of and provisions for receivables and inventory as well as provisions for severance payments. Excluding these charges, which management believes to be unusual, its normalized Adjusted EBITDA would have been $6.1 million in 2000. The primary reasons for the reduction in Adjusted EBITDA from 1999 were the sharp rise in resin costs in 2000 and the extrusion and weaving efficiency and productivity issues caused by the decommissioning of seven of its old extruders at its South Carolina facility.

Depreciation and Amortization

         Depreciation and amortization increased to $19.6 million in 2000 from $15.8 million in 1999. Most of the increase was due to higher amortization of goodwill since the 2000 results reflect the full-year amortization of goodwill with respect to the acquisitions of Atlas and Marino in 1999 and the fact that the goodwill after the change in control is being amortized over 15 years compared to 15 to 40 years prior to change in control.

Foreign Exchange Loss

         Compared to a $5.0 million exchange gain for the year ended December 31, 1999, we had a foreign exchange loss of $3.0 million for the year ended December 31, 2000. The $3.0 million exchange loss in 2000 included a $2.7 million loss related to the devaluation of the Mexican peso and Canadian dollar on net monetary assets denominated in currencies other than the functional currencies of our Mexican and Canadian subsidiaries. The balance of the foreign exchange loss in 2000 included a $0.3 million loss on forward foreign exchange contracts.

Financing Costs

         Financing costs in 2000 increased to $28.6 million from $22.0 million in 1999. Financing costs consist of interest expense, including factor expense, which increased from $20.4 million in 1999 to $25.8 million in 2000, and amortization of deferred financing costs, which increased from $1.6 million in 1999 to $2.8 million in 2000.

         The increase in interest expense is a direct result of the full-year effect of increased indebtedness resulting from our three acquisitions in 1999, higher average interest rates and poor operating results in 2000 that required additional borrowings under our credit facility. Weighted average interest rates on indebtedness were 10.05% in 2000 compared to 9.8% in 1999. Average interest rates on the senior bank facility increased from 7.5% in 1999 to 9.9% in 2000, while the interest rate on our Series B Subordinated Notes is fixed at 11%. Average debt levels rose from $190 million in 1999 to $226 million in 2000 due to the full-year effect of the 1999 acquisitions and poor operating results in 2000.

         The amortization of deferred financing costs was higher in 2000 than in 1999 as the financing fees related to the senior bank facility were fully amortized during 2000 and the costs related to the amended senior bank facility in November 2000 are being amortized over a 14-month period.

Income Taxes

         Income tax expense changed from an expense of $0.5 million for the year ended December 31, 1999 to a recovery of $18.3 million for the year ended December 31, 2000. The difference between the effective tax rates for each of these years and the composite statutory federal rate of 35% for the United States in 2000 and 39.8% for Canada in 1999 was primarily attributable to non-deductible amortization of goodwill, non-deductible foreign exchange gains and losses and alternative minimum taxes. In 2000, the valuation allowance significantly added to the difference between the effective tax rate and the statutory tax rate.

Critical Accounting Policies

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The actual results could differ significantly from the estimates.

         A summary of the significant accounting policies we used in the preparation of our consolidated financial statements is included in Note 1 to our consolidated financial statements for the year ended December 31, 2001. We have identified the following as critical accounting policies to our company based on the impact that may result on our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Inventory Reserves

         We record inventory reserves for slow-moving and obsolete inventory based on current assessments for quality, future demands, economic conditions and management initiatives. If the quality or economic conditions are less favorable than anticipated by us, additional inventory reserves may be required.

Goodwill

         We assess annually whether there has been a permanent impairment in the value of goodwill. This includes determining whether the fair value calculated based on discounted future cash flows from operations exceeds the carrying value of the goodwill at the assessment date. There are additional factors considered by management in the preparation of the projections and in assessing the value of goodwill such as the effects of obsolescence, demand, competition and other pertinent economic factors and trends that require management's assessment of their impact on the projected results and consequently may have a significant impact in the value of goodwill.

Liquidity and Capital Resources
         Consoltex's total outstanding debt at March 31, 2002 was $146.9 million compared to $191.8 million at December 31, 2001, $221.8 million at December 31, 2000 and $210.9 million at December 31, 1999. The ratio of debt to total capital, comprised of debt plus shareholder's equity, including accumulated other comprehensive loss, was 92.2% at March 31, 2002 compared to 125.7% at December 31, 2001, 82% in 2000 and 81% in 1999.
Consoltex's debt to total capital ratio decreased at March 31, 2002 due primarily to the reduction of debt as a result of the Exchange Offer, reduction of bank debt due to the sale of the FIBC division and the capitalization of the Series B Subordinated Notes and 10.5% Convertible Debentures owned by AIP/CGI, Inc., our parent company, and increased significantly in 2001 due principally to reduced profitability.

         Operating lines of credit available from our senior credit facility, calculated as the lesser of $34.0 million ($34.0 million on December 31, 2001) and the amount calculated under the borrowing base definition, totaled $31.2 million on March 31, 2002 ($33.2 million on December 31, 2001) of which $2.1 million remained unused.

         Net cash flows used in operating activities amounted to $0.3 million in 2001, $2.9 million in 2000 and $2.9 million in 1999.

         In 2000, the $9.5 million loan to Consoltex Inc. by its shareholders, as well as the $9.5 million increase in the term loans of the new Senior Bank Facility were used in their entirety as a result of the change in the definition of eligible assets under the borrowing terms of the new Senior Bank Facility, the establishment of minimum liquidity reserves, and the payment of related fees and expenses to obtain the new Senior Bank Facility.

         During 2001, we issued a total of $12.1 million 10.5% Convertible Debentures to AIP/CGI, Inc., our parent company, in exchange for cash. These debentures were subordinate to the bank senior credit facilities. Interest was payable quarterly through the issuance of additional debentures starting June 30, 2001. During 2001, we issued $1.0 million of additional debentures in payment of interest. Upon issue, the debentures were payable on October 15, 2003, or sooner if certain conditions are fulfilled. On February 7, 2002, our parent, AIP/CGI, Inc., contributed all its debentures, which totaled $13.1 million to the contributed surplus account of the Company.

         During the first quarter of 2001, our parent AIP/CGI, Inc. also purchased $28.7 million of the $120.0 million outstanding Series B Senior Subordinated Notes on the open market and, in April 2001, purchased an additional $6.0 million of the Notes (the "Acquired Notes"). The interest related to the Acquired Notes amounted to $1.6 million as of March 31, 2001. As a result, we recorded an equity contribution of $1.6 million equivalent to the interest otherwise payable on the Acquired Notes owned by our parent AIP/CGI, Inc. on March 31, 2001. No further interest was incurred by us on the Acquired Notes as AIP/CGI, Inc. waived all interest commencing on April 1, 2001. On February 7, 2002, our parent AIP/CGI, Inc. contributed the Acquired Notes to us and they were cancelled by the Issuers. We recorded an equity contribution of $34.7 million on February 7, 2002.

         On January 10, 2002, we launched an exchange offer originally expiring on February 8, 2002, but extended to February 11, 2002 (the "Exchange Offer"). We offered to all the holders of the Series B Senior Subordinated Notes either (i) $935.00 principal amount of 11% Senior Subordinated Pay-in-Kind Notes due 2009, (the "PIK Notes"), and $55.00 principal amount of PIK Notes for all the accrued but unpaid interest on the Series B Senior Subordinated Notes through the date of the Exchange Offer, or (ii) $573.63 principal amount of PIK Notes and $46.38 in cash for each $1,000.00 principal amount of Series B Senior Subordinated Notes, and $33.74 principal amount of PIK Notes for all of the accrued but unpaid interest on the Series B Senior Subordinated Notes through the date of the Exchange Offer. The PIK Notes bear interest at the rate of 11% per annum from and after the date of issuance, payable semi-annually (with the first payment having occurred on April 1, 2002) in either additional PIK Notes or cash at our option on or prior to April 1, 2005, and payable in cash thereafter and will have restrictive covenants substantially similar to Series B Senior Subordinated Notes, prior to giving effect to the waivers and amendments.

         On February 11, 2002, Consoltex Inc. and Consoltex (USA) Inc. accepted properly tendered Series B Senior Subordinated Notes, whereby $74.9 million aggregate principal amount of Series B Senior Subordinated Notes were tendered for PIK Notes and $10.3 million aggregate principal amount of Series B Senior Subordinated Notes were tendered for PIK Notes and cash, for a total of $76.0 million of principal amount of PIK Notes. Additional PIK Notes in the amount of $4.5 million were issued in payment of the accrued but unpaid interest on the Series B Senior Subordinated Notes. The total gain on exchange amounted to $10.4 million and is included as an extraordinary item. The cash paid by Consoltex Inc. and Consoltex (USA) Inc. of $0.5 million was received from AIP/CGI, Inc. as a contribution to capital.

         As a result of the Exchange Offer, on February 12, 2002, a new indenture and PIK Notes were issued for an aggregate principal amount of $80.5 million. The interest on the PIK Notes began accruing on February 12, 2002.

         At March 31, 2002, the outstanding balance on the senior bank term loans was $33.8 million. There was no required term loan repayment for the first quarter of 2002. Also, during the first quarter of 2002, Consoltex issued $0.1 million of 10.5% Convertible Debentures to Les Gantiers Limited.

         Consoltex's cash requirements consist principally of working capital requirements, payments of principal and interest on its outstanding indebtedness and capital expenditures. Consoltex believes that cash flow from operating activities, cash on hand, and periodic borrowings from existing credit lines will be adequate to meet its operating cash requirements and current maturities of debt for the foreseeable future. As Consoltex is considered highly leveraged, its ability to seek additional lines of credit is limited.

Valuation and Qualifying Accounts
                                     Balance at     Additions      Deductions    Other (2)    Balance at
                                     beginning      charged to     (1)                        end of period
                                     period         costs and
(in thousands)                                      expenses
------------------------------------------------------------------------------------------------------------
1999                                   1,575           402          (650)          78           1,405
Allowance for doubtful accounts

2000
Allowance for doubtful accounts        1,405          4,852          (76)          188          6,369

2001
Allowance for doubtful accounts        6,369          2,029        (2,604)       (1,476)        4,318


 1.   Accounts written-off, net of recoveries.

 2. Includes currency translation adjustments, allowances added from the acquisition of Atlas and Royalton and allowances disposed of as a result of the sale of the FIBC division.


Capital Expenditures

         As part of its focus on improving operational efficiency, Consoltex made substantial investments in capital expenditures, aggregating $25.8 million over the last three years. The net additions to fixed assets amounted to $0.3 million for the quarter ending March 31, 2002 compared to the $1.2 million for the quarter ending March 31, 2001. Net capital expenditures in the Polypropylene Operations amounted to $0.2 million for the quarter ending March 31, 2002 and were primarily for maintenance purposes. Net capital expenditures in the Textile Operations amounted to $0.1 million for the quarter ending March 31, 2002 and were also primarily for maintenance purposes.

         Capital expenditures for 2002 are expected to be approximately $3.6 million, principally to increase efficiencies, to enhance our product development capabilities and to upgrade and extend the life of certain equipment.

         During 2001, additions to fixed assets totaled $5.8 million compared to $9.5 million in 2000. In 2001, capital expenditures in the Polypropylene Operations amounted to $4.9 million principally to increase extrusion capacity and to upgrade and extend the line of equipment. Expenditures in the Textile Operations amounted to $0.9 million principally to expand curtaining fabrics production capacity as well as to upgrade and extend the line of certain equipment.

Commitments

         The following table summarizes our major contractual cash obligations as of December 31, 2001, before giving effect to the Exchange Offer:

                                               Expected Payment Date
----------------------------------------------------------------------------------------------------------
($ millions)
                              2002       2003       2004       2005       2006      Thereafter      Total
--------------------------- ---------- ---------- ---------- ---------- ---------- -------------- --------
Working capital loans          23.0       -          -          -          -            -            23.0
--------------------------- ---------- ---------- ---------- ---------- ---------- -------------- --------
Term loans                     33.8       -          -          -          -            -            33.8
--------------------------- ---------- ---------- ---------- ---------- ---------- -------------- --------
Series B Senior
   Subordinated Notes           -       120.0        -          -          -            -           120.0
--------------------------- ---------- ---------- ---------- ---------- ---------- -------------- --------
10.5% Convertible
   Debentures                   -        15.5        -          -          -            -            15.5
--------------------------- ---------- ---------- ---------- ---------- ---------- -------------- --------
Other Long-term
   liabilities                  1.0       1.1        0.5        0.5        0.6          2.8           6.5
--------------------------- ---------- ---------- ---------- ---------- ---------- -------------- --------
Operating leases                2.1       1.9        1.3        1.1        0.7          1.6           8.7
--------------------------- ---------- ---------- ---------- ---------- ---------- -------------- --------

--------------------------- ---------- ---------- ---------- ---------- ---------- -------------- --------
Total Contractual Cash
   Obligations                 59.9     138.5        1.8        1.6        1.3          4.4         207.5
----------------------------------------------------------------------------------------------------------

Quantitative and Qualitative Disclosures About Market Risk

Interest Rates

         Interest rate risk exposure relates primarily to Consoltex's debt portfolio. The debt portfolio consists of working capital and term loans drawn under a bank credit facility and fixed rate senior subordinated notes. Borrowings under the bank credit facility are influenced by changes in short-term LIBOR interest rates. Consoltex maintains its borrowings under the bank credit facility portfolio in floating rate debt.

         Consoltex entered into a senior credit facility on November 7, 2000. Interest rates under the facility are based on LIBOR plus margins that vary from LIBOR plus 2.00% to 3.50% and averaged 8.9% in 2001 compared to 9.9% in 2000 and 7.5% in 1999. The facility was to expire on December 31, 2001 but an amendment was made to the senior credit facility to extend its maturity date to January 31, 2002. At December 31, 2001, there were borrowings of $23.0 million in working capital loans and $33.8 million in term loans outstanding under the facility.

         On January 24, 2002, Consoltex entered into a new senior credit facility consisting of a $34.0 million working capital loan and a $33.8 million term loan, both expiring on December 31, 2003. Interest rates under this facility are based on LIBOR plus margins that vary from LIBOR plus 2.5% to 4.0%.

         As of December 31, 2001, Consoltex Inc. and Consoltex (USA) Inc. had, together, issued $120.0 million in Series B 11% Senior Subordinated Notes due on October 1, 2003.

         The following tables provide information as of March 31, 2002, December 31, 2001 and 2000 about Consoltex's market rate risk sensitive instruments. For borrowings under the bank credit facility and long-term debt, the tables present principal cash flows and weighted-average interest rates by fiscal year of maturity.

         As at March 31, 2002:

                                                    Expected Maturity Date
-------------------------------------------------------------------------------------------------------------------------
                                                                                                           Fair value at
            ($ millions)                  2002        2003        2004       2005       2009     Total     March 31, 2002
-------------------------------------- ----------- ------------ ---------- ---------- --------- --------- ---------------
Liabilities
-------------------------------------- ----------- ------------ ---------- ---------- --------- --------- ---------------
  Variable rate
-------------------------------------- ----------- ------------ ---------- ---------- --------- --------- ---------------
    Working capital loans                  -          30.5          -          -         -        30.5         30.5
-------------------------------------- ----------- ------------ ---------- ---------- --------- --------- ---------------
    Average interest rate                  -          7.0%          -          -         -         -            -
-------------------------------------- ----------- ------------ ---------- ---------- --------- --------- ---------------
    Term loans                            0.8         33.0          -          -         -        33.8         33.8
-------------------------------------- ----------- ------------ ---------- ---------- --------- --------- ---------------
    Average interest rate                 6.5%        6.5%          -          -         -         -            -
-------------------------------------- ----------- ------------ ---------- ---------- --------- --------- ---------------

  Fixed rate
-------------------------------------- ----------- ------------ ---------- ---------- --------- --------- ---------------
    Series B Senior
      Subordinated Notes                   -          0.1           -          -         -        0.1          0.1
-------------------------------------- ----------- ------------ ---------- ---------- --------- --------- ---------------
    Average interest rate                  -         11.0%          -          -         -          -            -
-------------------------------------- ----------- ------------ ---------- ---------- --------- --------- ---------------
    11% Senior Subordinated Pay-in-
      Kind Notes                           -            -           -          -       80.4       80.4         80.4
-------------------------------------- ----------- ------------ ---------- ---------- --------- --------- ---------------
    Average interest rate                  -            -           -          -       11.0%        -            -
-------------------------------------- ----------- ------------ ---------- ---------- --------- --------- ---------------

    10.5% Convertible Debentures           -            -           -          -        2.5       2.5          2.5
-------------------------------------- ----------- ------------ ---------- ---------- --------- --------- ---------------
    Average interest rate                  -            -           -          -       10.5%        -            -
-------------------------------------------------------------------------------------------------------------------------



         As at December 31, 2001:
                                               Expected Maturity Date
----------------------------------------------------------------------------------------------------------------------
($ millions)                                                                                          Fair value at
                                  2002        2003        2004       2005       2006      Total     December 31, 2001
------------------------------- ---------- ----------- ----------- ---------- ---------- --------- -------------------
Liabilities
------------------------------- ---------- ----------- ----------- ---------- ---------- --------- -------------------
 Variable rate
------------------------------- ---------- ----------- ----------- ---------- ---------- --------- -------------------
    Working capital loans         23.0         -           -           -          -        23.0           23.0
------------------------------- ---------- ----------- ----------- ---------- ---------- --------- -------------------
    Average interest rate          7.0%        -           -           -          -         -              -
------------------------------- ---------- ----------- ----------- ---------- ---------- --------- -------------------
    Term loans due
     Within one year              33.8         -           -           -          -        33.8           33.8
------------------------------- ---------- ----------- ----------- ---------- ---------- --------- -------------------
    Average interest rate          6.5%        -           -           -          -         -              -
------------------------------- ---------- ----------- ----------- ---------- ---------- --------- -------------------

 Fixed rate
------------------------------- ---------- ----------- ----------- ---------- ---------- --------- -------------------
    Series B Senior
     Subordinated Notes             -        120.0         -           -          -       120.0           85.9
------------------------------- ---------- ----------- ----------- ---------- ---------- --------- -------------------
    Average interest rate           -         11.0%        -           -          -           -              -
------------------------------- ---------- ----------- ----------- ---------- ---------- --------- -------------------
  10.5 % Convertible
   Debentures                       -         15.5         -           -          -        15.5           15.5
------------------------------- ---------- ----------- ----------- ---------- ---------- --------- -------------------
  Average interest rate             -         10.5%        -           -          -           -              -
----------------------------------------------------------------------------------------------------------------------


                                                                      33

         As at December 31, 2000:


                                               Expected Maturity Date
----------------------------------------------------------------------------------------------------------------------
($ millions)                                                                                         Fair value at
                                  2001        2002       2003        2004       2005      Total     December 31, 2000
------------------------------ ----------- ----------- ---------- ----------- --------- ---------- -------------------
Liabilities
------------------------------ ----------- ----------- ---------- ----------- --------- ---------- -------------------
 Variable rate
------------------------------ ----------- ----------- ---------- ----------- --------- ---------- -------------------
    Working Capital loans         43.4          -           -          -          -        43.4            43.4
------------------------------ ----------- ----------- ---------- ----------- --------- ---------- -------------------
    Average interest rate         10.0%         -           -          -          -          -              -
------------------------------ ----------- ----------- ---------- ----------- --------- ---------- -------------------
    Term loans due
    Within one year               57.5          -           -          -          -        57.5            57.5
------------------------------ ----------- ----------- ---------- ----------- --------- ---------- -------------------
    Average interest rate        10.25%         -           -          -          -          -              -
------------------------------ ----------- ----------- ---------- ----------- --------- ---------- -------------------
 Fixed rate
------------------------------ ----------- ----------- ---------- ----------- --------- ---------- -------------------
    Series B Senior
     Subordinated Notes            -           -         120.0        -          -        120.0           78.0
------------------------------ ----------- ----------- ---------- ----------- --------- ---------- -------------------
    Average interest rate          -           -         11.0%        -          -          -              -
------------------------------ ----------- ----------- ---------- ----------- --------- ---------- -------------------


Foreign Currency

         Consoltex has international operations, primarily in Canada, Mexico and Costa Rica that could affect its financial results if the investments in these operations incur a permanent decline in value as a result of changes in foreign currency exchange rates and the economic conditions in these countries.

         The net assets of Consoltex's foreign operations which are consolidated and located in Canada, Mexico and Costa Rica approximate 55.1% of total assets and 46.1% of total liabilities at December 31, 2001 (50.9% of total assets and 50.6% of total liabilities in 2000). These operations do have the potential to impact Consoltex's financial position due to fluctuations in these local currencies arising from the process of remeasuring the local functional currency into the U.S. dollar. A 10% change in the respective functional currencies against the U.S. dollar could have changed stockholder's equity by approximately $0.1 million at December 31, 2001.

         Management has periodically used derivative instruments to hedge the risk associated with the movement in foreign currencies. At December 31, 1999, Consoltex had $7.0 million of forward exchange contracts outstanding to mitigate the risk associated with U.S. dollar net cash flows transactions from its Canadian operations. Through these contracts, Consoltex was committed to sell U.S. dollars and receive Canadian dollars during the year ended December 31, 2000 at specific rates. At December 31, 2000, all of these contracts had matured. No further contracts were entered into.

         The following tables provide information as of December 31, 2001 and 2000 about Consoltex's foreign currency risk sensitive instruments and related derivatives.

         At December 31, 2001:
---------------------------------------------- ------------------ ------------------ ----------------- ----------------
($ millions)                                                                           Costa Rican
                                                      C$            Mexican peso         Colones
                                                  Denominated        Denominated       Denominated          Total
---------------------------------------------- ------------------ ------------------ ----------------- ----------------
Balance sheet items denominated in foreign
currencies ($US equivalent)
---------------------------------------------- ------------------ ------------------ ----------------- ----------------
 Assets
---------------------------------------------- ------------------ ------------------ ----------------- ----------------
   Current assets                                    35.2                7.5               1.5              44.2
---------------------------------------------- ------------------ ------------------ ----------------- ----------------
   Fixed assets and other non-monetary
     Assets                                          72.4                2.7               0.3              75.4
---------------------------------------------- ------------------ ------------------ ----------------- ----------------
 Total assets                                        107.6              10.2               1.8              119.6
---------------------------------------------- ------------------ ------------------ ----------------- ----------------
 Liabilities
---------------------------------------------- ------------------ ------------------ ----------------- ----------------
    Current liabilities                              34.5                8.3               0.3              43.1
---------------------------------------------- ------------------ ------------------ ----------------- ----------------
    Long-term debt and other monetary                                                       -
     Liabilities                                     75.1                0.1                                75.2
---------------------------------------------- ------------------ ------------------ ----------------- ----------------
 Total liabilities                                   109.6               8.4               0.3              118.3
---------------------------------------------- ------------------ ------------------ ----------------- ----------------

         At December 31, 2000:

---------------------------------------------- ------------------ ------------------ ----------------- ----------------
($ millions)                                                                           Costa Rican
                                                      C$            Mexican peso         Colones
                                                  Denominated        Denominated       Denominated          Total
---------------------------------------------- ------------------ ------------------ ----------------- ----------------
Balance sheet items denominated in foreign
currencies ($US equivalent)
---------------------------------------------- ------------------ ------------------ ----------------- ----------------
 Assets
---------------------------------------------- ------------------ ------------------ ----------------- ----------------
   Current assets                                     43.7               25.6               1.3              70.6
---------------------------------------------- ------------------ ------------------ ----------------- ----------------
   Fixed assets and other non-monetary
     Assets                                           80.7               20.8               0.6              102.1
---------------------------------------------- ------------------ ------------------ ----------------- ----------------
 Total assets                                        124.4               46.4               1.9              172.7
---------------------------------------------- ------------------ ------------------ ----------------- ----------------
 Liabilities
---------------------------------------------- ------------------ ------------------ ----------------- ----------------
    Current liabilities                               55.6               29.1               0.2              84.9
---------------------------------------------- ------------------ ------------------ ----------------- ----------------
    Long-term debt and other monetary                  2.8                0.8                -                3.6
      Liabilities
---------------------------------------------- ------------------ ------------------ ----------------- ----------------
 Total liabilities                                    58.4               29.9               0.2              88.5
---------------------------------------------- ------------------ ------------------ ----------------- ----------------

Item 3.  Properties

         The following list summarizes our principal owned properties.

Location                     Types of Products         Type of Installation                  Approximate Square
                                                                                                 Footage
Cowansville,                 Fashion and home          Dyeing, finishing and printing             295,000
Quebec                       furnishing fabrics
Montmagny,                   Outerwear, home           Air-texturizing, yarn                      285,000
Quebec                       furnishings and           preparation and weaving
                             Industrial fabrics

Cowansville, Quebec          Fashion and home          Yarn preparation and weaving               210,000
                             furnishing fabrics
Alexandria, Ontario          Outerwear, home           Dyeing, coating and finishing              185,000
                             furnishings and
                             industrial fabrics
Sherbrooke, Quebec           Home furnishing fabrics   Yarn preparation, twisting,                 60,000**
                                                       and weaving

Summerville, South Carolina  Polypropylene-based       Extrusion, beaming, weaving,               690,000
                             woven and non-woven       coating, finishing and
                             industrial fabrics        general and sales office

Atlacomulco, Mexico          Polypropylene-based       Extrusion, weaving, sewing                 431,600*
                             woven industrial          and printing
                             fabrics and small bags



         The following list summarizes the principal properties that we lease.

                                                                        Approximate
     Location                            Function                       Square Footage    Year of Expiry

Saint-Laurent, Quebec        Head office                                     37,500            2010

Mont-Royal, Quebec           Warehouse and sales office                      25,000            2003

New York, New York           General and sales office                        10,000            2003**

New York, New York           General and sales office                         4,500            2003

Commerce, California         Warehouse, general purchase and sales           44,000            2005**
                             office

Des Plaines, Illinois        Office, warehouse and manufacturing             92,000            2014**

Summerville, South Carolina  Warehouse for Polypropylene                     50,400            2003
                             geotextile fabrics

San Jose, Costa Rica         Polypropylene - cut and sew small bags          25,800            2004


* Includes 87,200 square feet of building space currently leased by and which will eventually be sold to the purchaser of the FIBC Division.

** These properties housed operations which have been closed or sold.

         Our plant facilities have all been configured and equipped to be suitable for the manufacture of the products for each of our business operations. All of our owned plants are being actively utilized with the exception of the Sherbrooke, Quebec plant which has been closed and is now for sale or lease and the Des Plaines, New York and Commerce leased facilities which we are attempting to sub-lease. In 1999 and 2000, the Textile Operations' investments were used to expand curtaining fabrics production capacity and to upgrade and extend the life of certain of our equipment. To address capacity and extrusion constraints in the Polypropylene Operations, we made investments to increase extrusion capacity. All of our plants have sufficient capacity to service existing demand.

Item 4.   Security Ownership of Certain Beneficial Owners and Management

         The following table lists certain information concerning the beneficial ownership of Consoltex Holdings, Inc.'s common stock, as of May 11, 2002, by the following persons:

     o each person known by us to own beneficially more than 5% of the outstanding common stock of Consoltex Holdings, Inc.;

     o    the named executive officers;

     o    each director of Consoltex Holdings, Inc.; and

     o    all executive officers and directors as a group.

         Except as otherwise indicated, we believe that the beneficial owners named below have sole voting and investment power of the common stock listed.


===================================== =================== ==================
Name and Address                       Number of Shares    Percent of Class
===================================== =================== ==================
AIP/CGI, Inc. (1), (2), (3)                 1,000                100%
c/o American Industrial Partners
551 Fifth Avenue, Suite 3800,
New York, New York 10176
===================================== =================== ==================
Paul J. Bamatter (5)                        1,000                100%
===================================== =================== ==================
Theodore C. Rogers (4), (5)                 1,000                100%
===================================== =================== ==================
Kim A.  Marvin (4)                          1,000                100%
===================================== =================== ==================
Alex Di Palma (5)                           1,000                100%
===================================== =================== ==================
Antoinette Lapolla (5)                      1,000                100%
===================================== =================== ==================
All executive officers and
directors as a group
(5 persons)                                 1,000                100%
===================================== =================== ==================

(1) American Industrial Partners Capital Fund II, L.P., a Delaware limited partnership ("AIP"), beneficially owns 100% of AIP/CGI, Inc. and therefore may be deemed to be a beneficial owner of all of the shares of Holdings.

(2) American Industrial Partners II, L.P., a Delaware limited partnership ("AIP II"), is the general partner of AIP and may be deemed to be a beneficial owner of all of the shares of Holdings.

(3) AIP Corporation is the general partner of AIP II and may be deemed to be a beneficial owner of all of the shares of Holdings.

(4) Each of Messrs. Rogers and Marvin is an executive officer and/or director of Holdings, and each is also an executive, principal and/or employee of American Industrial Partners. American Industrial Partners is an affiliate of AIP/CGI, Inc., which owns all of the shares of capital stock of Holdings. Accordingly, Messrs. Rogers and Marvin may be deemed to beneficially own some or all of the shares of Holdings owned by AIP/CGI, Inc. Messrs. Rogers and Marvin each disclaim beneficial ownership of any such shares of Holdings.

(5) Each of Messrs. Bamatter, Rogers, Di Palma and Ms. Lapolla are named executive officers of Holdings and accordingly may be deemed to own all or some of the shares of Holdings. Messrs. Bamatter, Rogers, Di Palma and Ms. Lapolla each disclaim beneficial ownership of any such shares.

Item 5.   Directors and Executive Officers

         The following tables set forth the name, age as of May 11, 2002, and position of each person who serves as a director or executive officer of Consoltex Holdings, Inc.

         All directors of Holdings serve for the term for which they are elected or until their successors are duly elected and qualified or until death, retirement, resignation or removal.

                           Consoltex Holdings, Inc.

----------------------------------------------------------------------------
       Name                 Age                    Position
----------------------------------------------------------------------------
Theodore C. Rogers          68       Chairman of the Board, Chief Executive
                                     Officer, President and Director
----------------------------------------------------------------------------
Paul J. Bamatter            45       President, Chief Operating Officer and
                                     Chief Financial Officer
----------------------------------------------------------------------------
Alex Di Palma               42       Executive Vice-President, Finance
                                     and Taxation
----------------------------------------------------------------------------
Antoinette Lapolla          44       Vice-President, Treasurer and Corporate
                                     Secretary.
----------------------------------------------------------------------------
Kim A. Marvin               40       Director
----------------------------------------------------------------------------


         Mr. Rogers has served as Chief Executive Officer of Consoltex Inc. and Holdings since February 28, 2001. He served as a director of Consoltex Inc. and its predecessor company from October 20, 1999 to October 2, 2000, and has served as President and Chief Executive Officer of Polypropylene Operations since September 12, 2000, and Chief Executive Officer of Textile Operations since February 28, 2001. Mr. Rogers has served as a director and Chairman of the Board of Holdings since October 9, 2000, and as President and Chief Executive Officer of Holdings since February 28, 2001. Mr. Rogers is a director, the Chairman of the Board and the Secretary of American Industrial Partners Corporation. He co-founded American Industrial Partners and has been a director and officer of this firm since 1989. Mr. Rogers also serves as a director of Bucyrus International, Inc., Masco Corporation, Great Lakes Carbon Corp., Sweetheart Holdings, Inc., and RBX Corporation, Stanadyne Automotive Corp. and Derby International.

         Mr. Bamatter has served as director of Consoltex Inc. since October 2, 2000, and as Vice-President, Strategic Planning since July 3, 2001. From March 1, 2001 to July 3, 2001, Mr. Bamatter served as President and Chief Operating Officer of Consoltex Inc. He also served as Vice-President, Finance and Chief Financial Officer of Consoltex Inc., its predecessor company from 1993 to March 1, 2001. Mr. Bamatter has served as the President, Chief Operating Officer and Chief Financial Officer of Holdings since July 3, 2001, as Chief Financial Officer of Holdings from March 1, 2001 to July 3, 2001, and as Vice-President Finance and Chief Financial Officer of Holdings from September 28, 2000 to March 1, 2001.

         Mr. Di Palma has served as Executive Vice-President, Finance and Taxation, Corporate Group, for Consoltex Inc. and Holdings since March 1, 2001. He served as Vice-President, Taxation of Consoltex Inc., its predecessor company from July 1993 to March 1, 2001. Mr. Di Palma also served as Vice-President, Taxation of Holdings from September 28, 2000 to May 1, 2001.

         Ms. Lapolla has served as Vice-President Treasurer of Consoltex Inc., its predecessor company since January 1999. Prior to January 1999, Ms. Lapolla held various positions of increasing responsibility since joining Consoltex Inc. in October 1975. Ms. Lapolla has served as Vice-President and Treasurer of Holdings since September 28, 2000 and as Corporate Secretary as of May 1, 2002.

         Mr. Marvin served as a director of Consoltex Inc. and its predecessor company from October 20, 1999 to October 2, 2000. Mr. Marvin has served as a director of Holdings since October 9, 2000. Mr. Marvin is currently a managing director of American Industrial Partners Corporation where he has been employed since July 1997. Mr. Marvin was previously employed by the Mergers & Acquisitions Department of Goldman, Sachs and Co. where he was employed from 1994 through 1997. Mr. Marvin also serves as a director of Bucyrus International, Inc., Great Lakes Carbon Company, Stanadyne Automotive Corp. and Sweetheart Holdings, Inc.

Item 6.   Executive Compensation

                           EXECUTIVE COMPENSATION

Summary Compensation Table

         The following table sets forth the compensation paid or accrued by Consoltex to the Chief Executive Officer and each of the five other most highly compensated executive officers (collectively, the "Named Executive Officers") for their services for the years ended December 31, 2001, 2000 and 1999:

=============================================================================================================================
                                                                                                                All other
                                                                                            Long-term          compensation
     Name and principal position        Year             Annual Compensation               Compensation          ($)(2)
====================================== ======= ======================================== =================== =================
                                                                           Other annual
                                                                           compensation      Awards
                                               Salary ($)    Bonus ($)        ($)(1)
====================================== ======= ============ ============= =============== =================== =================
                                                                                             Securities
                                                                                             underlying
                                                                                              options
                                                                                                (#)
====================================== ======= ============ ============= =============== =================== =================
====================================== ======= ============ ============= =============== =================== =================
Richard H. Willett
President and CEO (3)(4)               2001         80,769                        16,587                  --           335,500
                                       ======= ============ ============= =============== =================== =================
                                       2000        420,000            --              --                  --            29,077
                                       ======= ============ ============= =============== =================== =================
                                       1999        420,000            --       1,147,967                  --            14,448
====================================== ======= ============ ============= =============== =================== =================
Paul J. Bamatter
President, Chief Operating Officer     2001        320,558            --              --                  --            27,666
and Chief Financial Officer
                                       ======= ============ ============= =============== =================== =================
                                       2000        285,000            --              --                  --            27,537
                                       ======= ============ ============= =============== =================== =================
                                       1999        315,144       121,066         127,781                  --            24,004
====================================== ======= ============ ============= =============== =================== =================
Alex Di Palma
Executive, Vice-President, Finance
and Taxation, Consoltex Holdings,Inc.  2001        123,690            --              --                  --             5,922
                                       ======= ============ ============= =============== =================== =================
                                       2000        102,174            --          10,936                  --             5,486
                                       ======= ============ ============= =============== =================== =================
                                       1999        102,630        60,768          40,146                  --             3,806
====================================== ======= ============ ============= =============== =================== =================
Scott S. Womack
President and CFO, LINQ (5)            2001        174,863            --           1,683                  --            11,019
                                       ======= ============ ============= =============== =================== =================
                                       2000        115,806            --              --                  --            12,988
====================================== ======= ============ ============= =============== =================== =================
C. Suzanne Crawford                    2001        101,556            --          11,067                  --             3,671
Vice-President, Legal Affairs and      ======= ============ ============= =============== =================== =================
Corporate Secretary, Consoltex         2000         99,486            --          10,871                  --             3,709
Holdings, Inc. (6)                     ======= ============ ============= =============== =================== =================
                                       1999         99,930        60,768          40,138                  --             3,378
====================================== ======= ============ ============= =============== =================== =================
Christopher L. Schaller (7)            2001         86,566            --              --                  --           212,297
                                       ======= ============ ============= =============== =================== =================
                                       2000        250,000            --              --                  --            25,778
                                       ======= ============ ============= =============== =================== =================
                                       1999        250,000       121,066          27,732                  --            18,350
====================================== ======= ============ ============= =============== =================== =================
William J. Milowitz (8)                2001        170,833            --              --                  --                --
                                       ======= ============ ============= =============== =================== =================
                                       2000        240,000            --              --                  --            17,484
=============================================================================================================================

FOOTNOTES

(1) Certain of Consoltex Inc.'s executive officers receive personal benefits in addition to salary and cash bonuses. In 2001, Mr. Willett and Ms. Crawford received payments of $10,000 and $3,255, respectively in lieu of club membership dues and $2,342 and $7,812 as the value of their respective car benefits. In 2000, Mr. Di Palma and Ms. Crawford each received a payment of $3,361 in lieu of club membership dues and $7,575 and $7,510 as the value of their respective car benefits. In 1999, as a result of the exercise of stock options the amounts include for Mr. Willett $1,099,677, Mr. Bamatter $104,923, Mr. Di Palma $30,384, Ms. Crawford $30,384 and Mr. Schaller $16,142. In 1999,
     Special Bonus Payments were made as defined under "Management Incentive Plans" below. The amounts include special bonus payments of $121,066 for each of Messrs. Bamatter and Schaller and $60,768 for each of Mr. Di Palma and Ms. Crawford. The amount of personal benefits has been omitted from the table for each Named Executive Officer for whom the aggregate amount of any benefits did not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus reported for the Named Executive Officer. Personal benefit amounts paid that do not exceed 25% of the total personal benefits received have been omitted from this footnote.

(2) For Messrs. Willett, Bamatter and Schaller, the amounts for 2001, 2000 and 1999 include premiums for group and supplemental life, health, dental, extra disability and long-term disability insurance, amounts reimbursed under the executive health and medical reimbursement plan and, to the exclusion of Mr. Willett, contributions to the applicable Consoltex 401(k) plans. For Mr. Milowitz, the amount for 2001 and 2000 includes premiums for group and supplemental life, health, dental and long-term disability insurance and a contribution to the Consoltex
     (USA) Inc./Balson-Hercules' 401(k) plan. For Mr. Womack the amounts includes premiums for group life, health, dental and disability insurance and amounts reimbursed under the executive health and medical reimbursement plan. For Mr. Di Palma and Ms. Crawford, the amounts for 2001, 2000 and 1999 include premiums for group life, health, dental, short and long-term disability insurance and amounts reimbursed under the executive health and medical reimbursement plan. In 2001, for Messrs. Willett, Schaller and Milowitz, the amounts include severance payment obligations of $314,164, $198,750 and $25,000, respectively.

(3) Mr. Willett resigned from all positions with Consoltex effective February 28, 2001.

(4) Mr. Theodore C. Rogers has served as CEO of Holdings and Consoltex since February 28, 2001. He receives no compensation for his service as CEO and is not an employee of Holdings nor of Consoltex. However, American Industrial Partners, a firm which employs Mr. Rogers, receives a management fee and expense reimbursement for general management, financial and other corporate advisory services provided by the officers, employees and agents of American Industrial Partners.

(5) Mr. Womack became an executive officer on September 12, 2000 when he was appointed President and Chief Financial Officer of LINQ. He joined LINQ on February 21, 2000 as Vice-President, Finance and Chief Financial Officer of the Polypropylene Operations of Consoltex.

(6)  Ms. Crawford ceased to hold a position with Consoltex on March 1, 2002.

(7)  Mr. Schaller ceased to hold a position with Consoltex Inc.
     on March 31, 2001.

(8)  Mr. Milowitz ceased to hold a position with Consoltex on June 1, 2001.

Pension Benefits

         Consoltex USA maintains Supplemental Executive Retirement Plans in the United States (the "SERP") for a select group of senior management personnel to ensure proper retirement income. The pension benefits are integrated with the benefits payable under the U.S. Pension Plans, as applicable. The following table sets forth the annual pension benefits payable at age 65 based on the participants' years of credited service and average salary for the U.S. Pension Plan:

                            PENSION PLAN TABLE

-------------------------------------------------------------------------------
                                  Years of Credited Service
  Average       ---------------------------------------------------------------
  salary              15              20                 25             30
-------------   ------------    --------------     ------------     ----------
  $125,000         $37,500          $50,000            $62,500         $75,000
  $150,000         $45,000          $60,000            $75,000         $90,000
  $175,000         $52,500          $70,000            $87,500        $105,000
  $200,000         $60,000          $80,000           $100,000        $120,000
  $225,000         $67,500          $90,000           $112,500        $135,000
  $250,000         $75,000         $100,000           $125,000        $150,000
  $275,000         $82,500         $110,000           $137,500        $165,000
  $300,000         $90,000         $120,000           $150,000        $180,000
  $325,000         $97,500         $130,000           $162,500        $195,000
  $350,000        $105,000         $140,000           $175,000        $210,000
  $375,000        $112,500         $150,000           $187,500        $225,000
  $400,000        $120,000         $160,000           $200,000        $240,000
  $425,000        $127,500         $170,000           $212,500        $255,000
  $450,000        $135,000         $180,000           $225,000        $270,000
  $475,000        $142,500         $190,000           $237,500        $285,000
  $500,000        $150,000         $200,000           $250,000        $300,000

         Under the SERP, participating senior executives will receive a lifetime benefit, inclusive of the U.S. Pension Plans, if applicable, equal to 2% of their annual average of the last two complete calendar years' salary prior to the event (retirement, death or termination) for each year of complete years of service, to a maximum of 30 years. Salary is defined as base salary plus bonus under Consoltex's Annual Incentive Plan. However, for Mr. Willett, the minimum pension was established at 25.0% of his annual average of the last two complete calendar years' base salary without consideration of the number of complete years of service at the event. The respective years of credited service as of December 31, 2001 and at normal retirement age for Mr. Bamatter are nine years, two months and 28 years, nine months, and for Mr. Willett are six years and eight years. Mr. Schaller's years of credited service stopped accruing on the termination of his employment on March 31, 2001. The respective years of credited service as of December 31, 2001 and at normal retirement age for Mr. Schaller are four years and nine years, seven months. These benefit are not subject to any other deductions for Social Security or other amounts.

Canadian Pension Benefits

         Consoltex maintains a Canadian Pension Plan for certain of its executive employees (the "Canadian Pension Plan") which is a registered non-contributory defined benefit plan. Mr. Di Palma and Ms. Crawford are the only executive employees participating in the Canadian Pension Plan.

         The following table applies only to Mr. Di Palma and Ms. Crawford and sets forth the standard annual pension benefits payable at age 65 based on the participant's years of credited service and average salary:

                              PENSION PLAN TABLE

------------------------------------------------------------------------------
                                Years of Credited Service
 Average      ----------------------------------------------------------------
 salary           15            20            25           30           35
---------     ----------    ---------    ----------     --------     ---------
135,000         25,833        34,444        43,056       51,661       60,278
150,000         25,833        34,444        43,056       51,661       60,278
165,000         25,833        34,444        43,056       51,661       60,278
180,000         25,833        34,444        43,056       51,661       60,278

         The Corporation's executive employees who participate in the Canadian Pension Plan accrue for each year of credited service, to a maximum of 40 years, a benefit equal to 1 1/3% times the annual average of the best consecutive three years' basic salary received in the last five years prior to retirement. No adjustment is made for Canada or Quebec Pension Plans. The pension is limited to the maximum prescribed by the Income Tax Act (Canada) for registered pension plans (currently $1,722.22 for each year of credited service). Benefits are in the form of a life annuity with an automatic 50% survivor benefit to the spouse. Life annuity benefits are reduced if retirement occurs before age 60. Retirement can be as early as age 55 subject to two years of participation.

         Effective November 18, 1997, active participants can receive an unreduced pension from age 60. Their lifetime annuity is adjusted annually upon retirement at 50% of the increase in the Consumer Price Index of the preceding year, with an annual 2 1/2% maximum adjustment. Active participants retiring on or after age 60 are also entitled to a bridge benefits ceasing at age 65 and equal to the Canada/Quebec Pension Plan maximum retirement benefit payable to a person aged 65 in their year of retirement.

         The respective years of credited service as of December 31, 2001 and at normal retirement age for Mr. Di Palma are eight years, six months and for Ms. Crawford are seven years and five months.

Management Incentive Plans

         All of our executive officers and the executive officers of Holdings participate in Management Incentive Plans. The purpose of these plans is to tie each participating manager's compensation to the financial performance of the operations of Consoltex for which the manager works. Each eligible management position has a target bonus expressed as a percentage of the annualized base salary and varies according to the level of responsibility of the position. The target bonus is the bonus paid when the financial performance is met as planned. If the financial performance achieved exceeds the objectives substantially, the actual bonus paid may equal twice the target. Annual financial performance is determined on the basis of a combination of profits and return on net assets achieved, as compared to objectives.

         After the October 1999 acquisition by AIP Sub of all of the Subordinate Voting Shares of Consoltex, certain senior officers were paid special bonuses of between $60,000 to $120,000 each in recognition of their contribution to the process leading up to the acquisition. The total amount paid to these senior officers was $840,000.

Executive Health and Medical Reimbursement Plan

         Certain of our senior executives including Messrs. Bamatter, Di Palma, Womack and, prior to their terminations, Ms. Crawford and Messrs. Willett and Schaller, each a named executive officer, were entitled to receive reimbursement of health and medical expenses not covered under their applicable group benefits plans in an annual amount of up to $5,000.

Compensation of Directors

         Only directors who are not employees of Holdings or us qualify to receive compensation for acting as members of the board of directors of Holdings or us. Mr. Bamatter, the sole director of Consoltex Inc., is also an employee of Consoltex Inc., and accordingly is not entitled to receive compensation for his service as director. Neither director of Holdings, Messrs. Rogers and Marvin, receives compensation for service provided as a director of Holdings; however, American Industrial Partners, a firm which employs Messrs. Rogers and Marvin, charges a management fee and expense reimbursement for general management, financial and other corporate advisory services provided by the officers, employees and agents of American Industrial Partners. See "Certain Relationships and Related Transactions--Management Services Agreement with American Industrial Partners" for a more complete description of this arrangement between us and American Industrial Partners.

         Employment Contracts

         Prior to his termination, Mr. Willett had an employment arrangement with Consoltex USA that provided for a base salary of $420,000, membership in our management incentive plan with a target bonus of 40%, a supplemental executive retirement plan and other executive benefits. On February 28, 2001, Holdings, Consoltex USA, and Mr. Willett entered into a Severance Agreement under which Mr. Willett's employment relationship with us was terminated. The Severance Agreement provides, among other things, that for the 29-month period following his termination, Mr. Willett will receive severance payments in the amount of approximately $32,400 per month and that health and medical insurance for Mr. Willett and his spouse will continue without cost to Mr. Willett. He will also be entitled to receive a lump-sum payment of the actuarial equivalent value of his entitlement under the SERP if our Textile or Polypropylene Operations are sold.

         Consoltex USA is a party to an employment agreement with Mr. Bamatter pursuant to which Mr. Bamatter serves as President, Chief Operating Officer and Chief Financial Officer of Holdings. Mr. Bamatter receives an annual base salary of $328,000 subject, under the terms of the employment agreement, to an annual increase at the discretion of the Compensation Committee, membership in our management incentive plan with a target bonus of 40%, a supplemental executive retirement plan and other executive benefits. The agreement also provides for a severance payment equal to three times his average annual base salary for the last two full calendar years.

         Compensation Committee Interlocks and Insider Participation

         During 2000, Mr. Willett served as a member of Consoltex's Management Resources and Compensation Committee, while at the same time being an officer of Consoltex and an employee of Consoltex USA.

         The Management Resources and Compensation Committee of the Board of Directors of Holdings, which we refer to as the "Compensation
Committee," is currently composed of Holdings' only directors, both of whom are outside directors, namely Theodore C. Rogers, Chairman of the Committee, and Kim A. Marvin.

Composition of the Compensation Committee

         The Compensation Committee is a committee of the board of directors of Holdings. The Compensation Committee meets as required and at least annually. The Compensation Committee has a specific mandate to review and approve the compensation for executive officers of including the Named Executive Officers whose names appear in the Summary Compensation Table under "Executive Compensation," and for all non-executive Directors. It also reviews management compensation policies and benefits and monitors management succession planning.

Compensation Process

         The Consoltex compensation program consists principally of salary and annual incentive. The Compensation Committee reviews and approves the compensation for the Named Executive Officers subject to the terms of their existing employment agreements, if any.

         To support the business plan of Consoltex in a highly competitive environment, during the year ended December 31, 2001, the Compensation Committee based its compensation decisions on fulfilling the objectives of a total executive compensation policy for all senior management employees of Consoltex. The objectives of the total compensation policy are to enable Consoltex to use total compensation as a strategic tool to drive the business; attract, retain and motivate qualified executives through an appropriately competitive total compensation program; tie executive total pay to performance at all organization levels (corporate, divisional and individual); and link executive total compensation to shareholders' interests.

Chief Executive Officer Compensation

         Mr. Willett, the former Chief Executive Officer of Consoltex Holdings, Inc., was compensated at a level that the Compensation Committee deemed appropriate for the duties and scope of responsibilities of the position, and that level was intended to be competitive with compensation paid to the chief executives of comparable companies. Mr. Rogers, the current Chief Executive Officer of Consoltex Inc., receives no direct compensation for his performance of services in that capacity; however, American Industrial Partners, a firm which Mr. Rogers co-founded and currently serves in an executive capacity, charges a management fee for general management, financial and other corporate advisory services provided by the officers, employees and agents of American Industrial Partners. Please refer to "Certain Relationships and Related Transactions - Management Services Agreement - American Industrial Partners" for a more complete description of this arrangement between Consoltex and American Industrial Partners.

Item 7.   Certain Relationships and Related Transactions

American Industrial Partners - Management Services Agreement

         On October 20, 1999, Consoltex (USA) Inc. and American Industrial Partners entered into a fifteen-year Management Services Agreement pursuant to which American Industrial Partners charges an annual management fee, payable quarterly in advance, in the amount of $1.35 million, plus reimbursement of out-of-pocket expenses, for general management, financial and other corporate advisory services provided by the officers, employees and agents of American Industrial Partners. Mr. Rogers, a co-founder and current executive of American Industrial Partners, is the Chief Executive Officer of Consoltex Inc. and the Chief Executive Officer, President and Chairman of the Board of Directors of Holdings. Mr. Marvin, an employee of American Industrial Partners, is a director of Holdings.

AIP/CGI, Inc. Contribution Agreement

         On February 7, 2002, AIP/CGI, Inc. entered into a contribution agreement with us whereby it contributed $13.1 million of 10.5% Convertible Debentures and $34.7 million of Acquired Notes to us. We recorded contributed surplus of $47.8 million and the Acquired Notes were cancelled by the Issuers and the 10.5% Convertible Debentures were cancelled by us.

Item 8.   Legal Proceedings

         From time to time, Consoltex is involved in routine legal and administrative proceedings incidental to the conduct of its business. Management does not believe that any of these proceedings, if successful, will have a material adverse effect on our financial condition or results of operations, taken as a whole.

         One of our subsidiaries, LINQ, is involved in a wrongful death action entitled Jesus Aguirre and Nora Aguirre, Individually, and as Co-Administrators of the Estate of Eric Aguirre, Deceased v. Langston Companies, Inc. and Farmers Co-Op Gin v. LINQ Industrial Fabrics, Inc., pending in the District Court for the 94th Judicial District, Nueces County, Texas. Plaintiffs in this action filed their Original Petition against Langston Companies, Inc. and Farmers Co-op Gin on March 1, 2000, seeking $50 million in damages. The deceased, Eric Aguirre, was killed after bales of cotton fell on him. Plaintiffs claim that the bales of cotton were covered with a slippery synthetic material which caused the bales to fall. Langston Companies, the alleged manufacturer of the cotton bale wrap at issue, denied the allegations and filed a Third Party Petition on May 2, 2000 against LINQ and Valley Co-op Oil Mill for contribution and indemnity in the event that it was shown in the underlying lawsuit that the bale wrap material caused the accident. Langston claimed that LINQ should be responsible as the alleged designer, manufacturer and marketer of the synthetic material covering the bales of cotton. LINQ filed an answer with the court denying the allegations on June 14, 2000. We notified our insurers of the claim, which is covered by our general liability policy. The case is currently in discovery and being defended by our insurers. Maximum coverage under our general liability policy is $52 million.

         Marino (a division of LINQ sold on December 19, 2001 as part of the FIBC sale) is involved in a wrongful death action entitled Patricia
Janie Meyer, executor of the estate of Leroy Meyer v. Pioneer Hi-Bred International, Inc., and Stone Container Corporation v. Marino
Technologies, Inc. and Ludlow-FIBC Corp., pending in the Iowa District
Court for Polk County. Plaintiff in this action filed the Petition against Pioneer Hi-Bred International, Inc., and Stone Container Corporation is seeking damages for the wrongful death of the deceased, Leroy Meyer. Mr.
Meyer died on March 24, 1999 after a bulk bag fell on top of him. Plaintiff claims that Mr. Meyer's death was caused by the bulk bag suffocating him after having fallen on him and that Defendant is liable for failing to provide proper instructions and warnings concerning the handling and stacking of the bulk bags and that the bulk bags were in defective condition. Stone Container Corporation, the alleged supplier of the bulk bag at issue, denied the allegations and filed a Third Party Petition on February 7, 2002 against Marino and Ludlow-FIBC Corp. for contribution and indemnity in the event that it was shown in the underlying lawsuit that the failure to provide proper instructions on handling of the bulk bag and/or the defective condition of such bulk bag caused the death of the deceased. Stone claimed that Marino should be responsible as the alleged manufacturer of the bulk bags. We have notified Marino's insurers and our insurance brokers.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

         There is no established public trading market for the common equity of the registrant. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the registrant's common equity.

         There are no outstanding options or warrants to purchase the registrant's common equity. The registrant has not agreed with any security holder to register any of its common equity for sale by any security holder. The registrant does not currently propose to publicly offer any shares of its common equity. However, there are outstanding approximately $2.5 million of 10.5% Convertible Debentures, all held by Les Gantiers Limited. The 10.5% Convertible Debentures are convertible into common shares of Holdings at a conversion price which is subject to adjustment from time to time. The initial conversion price was $75,589 per share.

         As of May 11, 2002, there is only one holder, AIP/CGI, Inc., of the registrant's common equity.

Item 10.   Recent Sales of Unregistered Securities

11% Senior Subordinated Pay-in-Kind Notes due 2009

         On January 10, 2002, Consoltex Inc. and Consoltex (USA) Inc. (together, the "Issuers") made an offer to exchange (the "Exchange Offer") their 11% Senior Subordinated Pay-in-Kind Notes (the "PIK Notes") for their outstanding 11% Series B Senior Subordinated Notes due 2003 (the "Existing Notes"). In addition, the Issuers solicited consents (the "Consent Solicitation") to certain proposed waivers and amendments to the Existing Notes indenture. The Exchange Offer and Consent Solicitation was made only to those holders of Existing Notes as of a certain record date.

         On February 12, 2002, the Issuers issued $80,448,759 aggregate principal amount of their PIK Notes to tendering holders of Existing Notes.

         The offer and sale of the PIK Notes were made under the exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the "Securities Act"), provided by Section 3(a)(9) of the Securities Act, since the PIK Notes were exchanged by the same issuers with its existing security holders exclusively. In addition, no fees or commissions were paid to any broker, dealer or other person in connection with the Exchange Offer and Consent Solicitation.

10.5% Convertible Debentures

         On September 29, 2000, Consoltex issued a 10.5% Convertible Debenture to Les Gantiers Limited ("LGL Debentures") in the principal amount of $2,123,000. This debenture is subordinate to the bank senior credit facilities. Interest is payable quarterly through the issuance of additional LGL Debentures starting December 31, 2000. During 2000, Consoltex issued $56,000 of additional LGL Debentures in payment of interest. Upon issue the LGL Debentures were payable on October 15, 2003, or sooner if certain conditions are fulfilled. The terms of the LGL Debentures were amended on January 7, 2002 and now mature 91 days after the maturity of the PIK Notes. The LGL Debentures are convertible into common shares of the Company at a specified price. During 2001, the Company issued $239,000 of additional LGL Debentures in payment of interest.

         During 2001, Consoltex issued a total of $12,110,000 10.5% Convertible Debentures to AIP/CGI, Inc. ("AIP/CGI Debentures") in exchange for cash. These debentures are subordinate to the bank senior credit facilities. Interest is payable quarterly through the issuance of additional AIP/CGI Debentures starting June 30, 2001. During 2001, the Company issued $978,000 of additional AIP/CGI Debentures in payment of interest. Upon issue, the AIP/CGI Debentures were payable on October 15, 2003, or sooner if certain conditions are fulfilled. On February 7, 2002, AIP/CGI, Inc. contributed all its AIP/CGI Debentures, which totaled $13,088,000, to the contributed surplus account of the Company.

         The offer and sale of the debentures were made in reliance upon the exemption from registration under Section 4(2) and Rule 506 of Regulation D promulgated under the Securities Act. The sales of securities were made without the use of an underwriter and the certificates evidencing the debentures bear a restrictive legend permitting the transfer thereof only upon registration of the debentures or pursuant to an exemption from registration under the Securities Act. The recipients of debentures represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. All recipients either received adequate information about Consoltex or had access, through affiliation or other relationships, to information about Consoltex.

Item 11.   Description of Registrant's Securities to be Registered

         Pursuant to this Form 10/A, we are registering our 11% Senior Subordinated Pay-in-Kind Notes due 2009 (the "PIK Notes") issued by
Consoltex Inc. and Consoltex (USA) Inc. and the Guarantees of the PIK
Notes. As of April 1, 2002, the aggregate principal amount authorized and outstanding is US$81,653,256. The following is a description of the PIK Notes:

Principal, Maturity and Interest

         The PIK Notes will mature on January 31, 2009. Interest on the PIK Notes accrues at 11% per annum and is payable semi-annually in arrears on April 1 and October 1 of each year, payment having commenced on April 1, 2002, to holders of record on the immediately preceding March 15 and September 15. Interest on the PIK Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from the date the PIK Notes were first issued under the indenture. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. Interest on the PIK Notes will be paid in cash or, any time on or prior to April 1, 2005, at the option of the issuers, through the issuance of additional PIK Notes the principal amount of which is equal to the interest then due.

The Guarantees

         The issuers' obligations under the PIK Notes are unconditionally guaranteed, jointly and severally, by Consoltex Holdings, Inc., Consoltex International Inc., Rafytek, S.A. de C.V., Consoltex Mexico, S.A. de C.V., and LINQ Industrial Fabrics II, Inc. and by the future subsidiaries, if any, required to become a guarantor pursuant to the indenture and the subsidiaries, if any, required to become a guarantor pursuant to the indenture. Rights of holders of PIK Notes pursuant to such guarantees will be subordinated to the senior debt of the guarantors in the same manner as the rights of holders of PIK Notes are subordinated to those of the senior debt of the issuers. The obligations of each guarantor in respect of the PIK Notes will be limited to the extent necessary under any applicable corporate law and to ensure that it does not constitute a fraudulent conveyance under applicable law.

         The indenture provides that in the event of a sale or other disposition of all or substantially all of the assets of any guarantor or all of the capital stock of any guarantor to any person that is not an affiliate of Consoltex by way of amalgamation, merger, consolidation or otherwise, then such guarantor (in the event of a sale or other disposition of all of the capital stock of such guarantor) or the corporation acquiring the property (in the event of a sale or other disposition of all or substantially all of the assets of such guarantor) shall be released and relieved of any obligations under its guarantee; provided that such sale or disposition is in compliance with the indenture and that the net proceeds of any such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

Sinking Fund

         The PIK Notes are not entitled to the benefits of a sinking fund.

Redemption

         At any time after the date of the indenture, the PIK Notes will be subject to redemption at the option of the issuers, in whole or in part, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to the principal amount of the PIK Notes to be redeemed, plus accrued and unpaid interest thereon to the applicable redemption date.

         The issuers are not required to make any mandatory redemption with respect to the PIK Notes.

         Upon the occurrence of a change of control, as defined in the indenture, each holder of PIK Notes has the right to require the issuers to repurchase all or any part of such holder's PIK Notes at a purchase price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase. However, the terms of the credit facility limits the issuers' ability to make any cash payment for any reason with respect to the PIK Notes at any time which is earlier than ninety-five days after the termination of the credit facility. Thus, if the put right is exercised before the ninety-fifth day after the termination of the credit facility, a default will occur under the credit facility. Accordingly, it is possible that these restrictions will not allow such repurchases. If the issuers fail to repurchase the PIK Notes submitted in a change of control offer, it would constitute an event of default under the PIK Notes indenture, which would also constitute an event of default under the credit facility.

         Each of the following events constitutes a "change of control":

     o the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of Holdings to any person or group (as such term is used in Section 13(d)(3) of the Exchange Act) (other than American Industrial Partners Capital Fund II, L.P., its affiliates or their related parties),

     o the adoption of a plan relating to the liquidation or dissolution of Holdings, or

     o the acquisition by any person or group (as such term is used in Section 13(d)(3) of the Exchange Act) (other than American Industrial Partners Capital Fund II, L.P., its affiliates or their related parties) of direct or indirect majority in interest (more than 50%) of the voting power of the voting stock of Holdings by way of amalgamation, merger or consolidation or otherwise.

         Prior to repurchasing the PIK Notes due to a change of control, but in any event within 90 days following a change of control, the issuers shall either repay all outstanding indebtedness of the issuers or the guarantors under the credit facility (if still in effect) and all other senior debt of the issuers or obtain the requisite consents, if any, under the credit facility and all other agreements governing outstanding senior debt of the issuers to permit the repurchase of PIK Notes required by the indenture.

         The issuers will comply with the requirements of Rule l4e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the PIK Notes in connection with a change of control.

         If less than all of the PIK Notes are to be redeemed at any time, selection of PIK Notes for redemption will be made by the trustee in compliance with the requirements of the principal national securities exchange, if any, on which the PIK Notes are listed, or, if the PIK Notes are not so listed, on a pro rata basis, by lot or by such method as the trustee shall deem fair and appropriate, provided that no PIK Notes of US$1,000 or less shall be redeemed in part.

Subordination

         The payment of principal of, premium, if any, and interest on the PIK Notes is subordinated in right of payment, as set forth in the indenture, to the prior payment in full of all senior debt, as defined in the indenture, of the issuers, whether outstanding on the date of the indenture or thereafter incurred.

         Upon any payment or distribution to creditors of the issuers in a liquidation or dissolution of the issuers or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the issuers or their respective properties, an assignment for the benefit of creditors or any marshalling of the assets and liabilities of the issuers, the holders of senior debt of the issuers will be entitled to receive payment in full of all Obligations due in respect of such senior debt before the holders of PIK Notes will be entitled to receive any payment or distribution with respect to the PIK Notes.

         At April 30, 2002, the amount of senior debt outstanding was $65.5 million. The indenture limits, the amount of additional indebtedness, including senior debt and guarantees, that Consoltex and its subsidiaries can incur. However, the issuers or any guarantor may incur indebtedness if the ratio of earnings before depreciation, amortization, interest and taxes ("EBDAIT") to fixed charges of Consoltex for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional indebtedness is incurred or such would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional indebtedness had been incurred at the beginning of such four-quarter period. In addition, the limitations on the incurrence of additional indebtedness do not apply to the incurrence of indebtedness pursuant to the credit facility or otherwise in an aggregate amount not to exceed $68.25 million, indebtedness outstanding on the date of the indenture and indebtedness arising out of letters of credit, performance bonds, surety bonds and bankers' acceptances incurred in the ordinary course of business.

         The indenture provides that no amendment shall modify the subordination provisions of the indenture so as to affect adversely the rights of any holder of senior debt at the time outstanding without the consent of such holders of a majority in aggregate principal amount of each issue of outstanding senior debt.

Restrictions On Dividends

         Unless certain conditions are met, the issuers may not, and may not permit any of their respective subsidiaries to, directly or indirectly declare or pay any dividend on or make any distribution on account of either issuer's or any of their respective subsidiaries' capital stock, options and warrants

Incurrence of Indebtedness and Issuance of Preferred Stock

         The indenture provides that the issuers, unless certain financial tests are met, will not, and will not permit any of their respective subsidiaries to, directly or indirectly, create, incur, issue, assume, guaranty or otherwise become directly or indirectly liable with respect to (collectively, "incur") any indebtedness and that the issuers will not issue any capital stock that matures or is redeemable prior to the date on which the PIK Notes mature and will not permit any of their respective subsidiaries to issue any shares of preferred stock.

Events of Default and Remedies

         The indenture provides that the following constitute an Event of Default in connection with the PIK Notes:

     o default for 30 days in the payment when due of interest on the PIK Notes;

     o    default in payment when due of principal of or premium, if any;

     o failure by the issuers to comply with the change of control provisions;

     o failure by the issuers or any of the guarantors to comply with the other agreements in the indenture or the PIK Notes and such failure continues for 60 days;

     o default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by either issuer or any of their respective subsidiaries which default results in the acceleration of such indebtedness the principal amount of any such Indebtedness aggregates $10 million or more;

     o failure by Consoltex or any of its subsidiaries to pay final judgments aggregating in excess of $10 million, which judgments are not satisfied or stayed for a period of 60 consecutive days;

     o except as permitted by the indenture, any guarantee shall be held in a judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any guarantor, or any person acting on behalf of a guarantor, shall deny or disaffirm its obligations under the guarantee of such guarantor and such condition shall have continued for a period of 60 days; and

     o certain events of bankruptcy or insolvency with respect to either issuer or any of their respective subsidiaries.

         The issuers are required to deliver to the trustee annually a statement regarding compliance with the indenture. The issuers are also required upon becoming aware of any Default or Event of Default, to deliver to the trustee a statement specifying such Default or Event of Default.

Amendment, Supplement and Waiver

         Except as provided in the next succeeding paragraphs, the indenture or the PIK Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the

PIK Notes then outstanding and any existing default or compliance with any provision of the indenture or the PIK Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding PIK Notes.

         Without the consent of each holder affected, an amendment or waiver may not (with respect to any PIK Notes held by a non-consenting holder of PIK Notes):

     o reduce the principal amount of PIK Notes whose holders must consent to an amendment, supplement or waiver;

     o reduce the principal of or change the fixed maturity of any note or alter or waive the provisions with respect to the redemption of the PIK Notes;

     o reduce the rate of or change the time for payment of interest on any note;

     o waive a default or event of default in the payment of principal of or premium, if any, or interest on the PIK Notes;

     o make any note payable in money other than that stated in the PIK Notes;

     o make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of PIK Notes to receive payments of principal of or interest on the PIK Notes;

     o make any change to the subordination provisions of the indenture that adversely affects holders of PIK Notes; or

     o    make any change in the amendment and waiver provisions.

         Notwithstanding the foregoing, without the consent of any holder of PIK Notes, the issuers, the guarantors and the trustee, as applicable, may amend or supplement the indenture or the PIK Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated PIK Notes in addition to or in place of certificated PIK Notes, to provide for the assumption of the issuers' and guarantors' obligations to holders of the PIK Notes in the case of a merger or consolidation, to provide for additional guarantors or the release of guarantors pursuant to the terms of the indenture, to make any change that would provide any additional rights or benefits to the holders of the PIK Notes or that does not adversely affect the legal rights under the indenture of any such holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

Concerning the Trustee

         U.S. Bank, N.A. is the trustee under the indenture. The holders of a majority in principal amount of the then outstanding PIK Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions.

         The trustee does not have a material relationship with the registrant or any of its affiliates.

Item 12.   Indemnification of Directors and Officers

         Under Section 145 of the General Corporation Law of the State of Delaware (the "DGCL"), a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation's request, in such capacities with another enterprise, against expenses (including attorneys' fees), as well as judgments, fines and settlements in non-derivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties by reason or their serving or having served in such capacity. The DGCL provides, however, that such person must have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the Delaware corporation law does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended. Holdings is a Delaware corporation.

Item 13.   Financial Statements and Supplementary Data

         The consolidated financial statements and supplementary data are as set forth in the "Index to Consolidated Financial Statements" on page F-1.

Item 14. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

         On August 7, 2000, Consoltex elected not to reappoint the firm PricewaterhouseCoopers LLP ("PWC") as its independent accountants, and in the place of PWC, engaged the firm of Deloitte & Touche LLP ("D&T") effective on the same date. This change in independent accountants was recommended by the Board of Directors of Consoltex Inc. and was not prompted by disagreements between Consoltex and PWC.

         PWC's report on Consoltex Inc.'s financial statements for the fiscal years ended December 31, 1999 and 1998 contained no adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

         In connection with the prior audits for the fiscal years ended December 31, 1999 and 1998, and the subsequent interim periods preceding the decision to change independent accountants, there:

         (a) were no disagreements with PWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to PWC's satisfaction, would have caused PWC to make reference to the subject matter of the disagreements in connection with the audit reports of Consoltex's financial statements for such years;

         (b) were no reportable events that would have required disclosure under Item 304 (a)(1)(v) of Regulation S-K.

         During the fiscal years ended December 31, 1999 and 1998 and through August 7, 2000, Consoltex did not consult D&T regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Consoltex's consolidated financial statements, or any other matters or reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

         Consoltex has requested that each of PWC and D&T review the disclosures contained above and furnish us with a letter addressed to the Securities and Exchange Commission stating whether or not they agree with the above statements. A copy of both letters, dated August 7, 2002 are filed as Exhibits 16.1 and 16.2 to this Form 10/A.

Item 15.   Financial Statements and Exhibits.

         (a) List separately all financial statements filed as part of the registration statement.

                  See "Index to Consolidated Financial Statements"

         (b)  Exhibits

              3.1* Certificate of Amalgamation of AIP/CGI NB Acquisition Corp. (with Consoltex Inc.) filed October 2, 2000.

              3.2* Certificate of Amendment filed October 2, 2000 re change of name of AIP/CGI NB Acquisition Corp. to Consoltex Inc.

              3.3*      Certificate of Incorporation and By-laws of Consoltex
                        (USA) Inc. filed December 20, 1990 and Certificate of Amendment filed September 28, 1993.

              3.4* Certificate of Incorporation of AIP/CGI Acquisition Corp. filed September 1, 1999; Certificate of Amendment filed August 28, 2000 changing name to Consoltex Holdings, Inc. and Certificate of Amendment filed September 29, 2000.

              3.5*      By-laws of Consoltex Inc. adopted October 2, 2000.

              3.6* By-laws of AIP/CGI Acquisition Corp. (now called Consoltex Holdings, Inc.) adopted September 3, 1999.

              3.7^ Articles of Amendment of Consoltex Inc. dated December 19, 2001.

              3.8# Original Articles of Incorporation of B.M.W Textile Company, Ltd. filed July 3, 1985; Articles of Amendment to the Articles of Incorporation filed December 30, 1986 changing the name of B.M.W Textile Company, Ltd. to The Balson-Hercules Group Ltd; Articles of Amendment to the Articles of Incorporation of The Balson-Hercules Group Ltd. filed December 19, 1995; Articles of Amendment to the Articles of Incorporation filed June 1, 2001 changing the name of The Balson-Hercules Group Ltd. to The Balson-Erlanger Group Ltd.; Articles of Amendment to the Articles of Incorporation filed December 10, 2001 changing the name of The Balson-Erlanger Group Ltd. to Consoltex International Inc.

              3.9# Articles of Merger of The Balson-Hercules Group Ltd. filed December 29, 1999.

              3.10#     Transitory Articles and By-laws of Rafytek, S.A. de C.V.

              3.11# Transitory Articles and By-laws of Consoltex Mexico, S.A. de C.V.

              3.12# Certificate of Incorporation of LINQ Industrial Fabrics II, Inc.

              3.13# Original Articles of Incorporation of B.M.W Textile Company, Ltd. filed July 3, 1985; Articles of Amendment to the Articles of Incorporation filed December 30, 1986 changing the name of B.M.W Textile Company, Ltd. to The Balson-Hercules Group Ltd; Articles of Amendment to the Articles of Incorporation of The Balson-Hercules Group Ltd. filed December 19, 1995; Articles of Amendment to the Articles of Incorporation filed June 1, 2001 changing the name of The Balson-Hercules Group Ltd. to The Balson-Erlanger Group Ltd.; Articles of Amendment to the Articles of Incorporation filed December 10, 2001 changing the name of The Balson-Erlanger Group Ltd. to Consoltex International Inc.

              3.14+ Certificate of Merger of Consoltex International Inc. filed March 4, 2002.

              3.15+ Articles of Incorporation of Consoltex International Inc. filed February 27, 2002.

              3.16#     By-laws of Consoltex International Inc.

              3.17#     By-laws of LINQ Industrial Fabrics II, Inc.

              4.1* Indenture dated September 30, 1993 among Consoltex Group Inc., Consoltex (USA) Inc., The Balson-Hercules Group Ltd., LINQ Industrial Fabrics, Inc. and First Trust National Association, as Trustee, including the form of 11% Series B Senior Subordinated Note due 2003.

              4.2* Supplemental Indenture dated August 18, 1994 among Consoltex Group Inc., Consoltex (USA) Inc., The Balson-Hercules Group Ltd., LINQ Industrial Fabrics, Inc. and First Trust National Association, as Trustee.

              4.3* Consent in Respect of 11% Senior Subordinated Notes due 2003 dated September 18, 2000.

              4.4* Second Supplemental Indenture dated September 29, 2000 among Consoltex Inc., Consoltex (USA) Inc., The Balson-Hercules Group Ltd., LINQ Industrial Fabrics, Inc., Rafytek, S.A. de C.V., Consoltex Mexico, S.A. de C.V. and U.S. Bank Trust National Association, as Trustee.

              4.5* Third Supplemental Indenture dated April 12, 2001 among Consoltex Holdings, Inc., Consoltex Inc., Consoltex (USA) Inc., The Balson-Hercules Group Ltd., LINQ Industrial Fabrics, Inc., Rafytek, S.A. de C.V., Consoltex Mexico, S.A. de C.V. and U.S. Bank Trust National Association, as Trustee.

              4.5.1+ Fourth Supplemental Indenture dated January 9, 2002 among Consoltex Holdings, Inc., Consoltex Inc., Consoltex (USA) Inc., Consoltex International Inc., LINQ Industrial Fabrics II, Inc., Rafytek, S.A. de C.V., Consoltex Mexico, S.A. de C.V. and U.S. Bank Trust National Association, as Trustee.

              4.5.2+ Fifth Supplemental Indenture dated January 30, 2002 among Consoltex Holdings, Inc., Consoltex Inc., Consoltex (USA) Inc., Consoltex International Inc., LINQ Industrial Fabrics II, Inc., Rafytek, S.A. de C.V., Consoltex Mexico, S.A. de C.V. and U.S. Bank N.A., as Trustee.

              4.5.3+ Indenture dated February 12, 2002 among Consoltex Holdings, Inc., Consoltex Inc., Consoltex (USA) Inc., Consoltex International Inc., Rafytek, S.A. de C.V., Consoltex Mexico, S.A. de C.V., LINQ Industrial Fabrics II, Inc. and U.S. Bank, N.A. as trustee, including the form of 11% Senior Subordinated Pay-in-Kind Notes due 2009.

              4.6 First Supplemental Indenture dated August 28, 2002 between Consoltex International Inc. and
                        U.S. Bank, N.A. as trustee.

              4.7* Amended and Restated Loan Agreement dated October 20, 1999 among Les Gantiers Holding B.V., Les Gantiers Limited and AIP/CGI NB Acqusition Corp.

              4.8* Amendment No. 1 to the Amended and Restated Loan Agreement dated October 21, 1999 among Les Gantiers Holding B.V., Les Gantiers Limited, and AIP/CGI NB Acquisition Corp.

              4.9** Debenture Purchase Agreement dated September 29, 2000 between Consoltex Holdings, Inc. and Les Gantiers Holding B.V.

              4.10* Transfer Agreement dated September 29, 2000 among Les Gantiers Holding B.V., AIP/CGI NB Acquisition Corp., Les Gantiers Limited, Consoltex Inc. and The Big Sky Trust.

              4.11* Guaranty dated September 29, 2000 by Consoltex Inc., Consoltex (USA) Inc., The Balson-Hercules Group Ltd., LINQ Industrial Fabrics, Inc. for the benefit of Les Gantiers Holding B.V.

              4.12* Assignment and Assumption Agreement dated October 20, 2000 by Consoltex Holdings, Inc., and Les Gantiers Holding B.V. in favor of Les Gantiers Limited.

              4.13* Contribution Agreement dated September 29, 2000 between Consoltex Holdings, Inc. and American Industrial Partners Capital Fund II, L.P.

              4.14** Contribution Agreement dated as of January 2, 2001 between American Industrial Partners Capital Fund II, L.P. and AIP/CGI, Inc.

              4.15** Debenture issued as of January 11, 2001 by Consoltex Holdings, Inc. to AIP/CGI, Inc.

              4.16** Debenture issued as of January 16, 2001 by Consoltex Holdings, Inc. to AIP/CGI, Inc.

              4.17** Debenture issued as of January 26, 2001 by Consoltex Holdings, Inc. to AIP/CGI, Inc.

              4.18+ Debenture issued as of June 6, 2001 by Consoltex Holdings, Inc. to AIP/CGI, Inc.

              4.19+ Debenture issued as of June 21, 2001 by Consoltex Holdings, Inc. to AIP/CGI, Inc.

              4.20+ Debenture issued as of June 29, 2001 by Consoltex Holdings, Inc. to AIP/CGI, Inc.

              4.21+ Amendment No. 1 to the Convertible Debentures dated January 7, 2002, between Consoltex Holdings, Inc. and Les Gantiers Limited.

              4.22+ Contribution Agreement dated February 7, 2002 between AIP/CGI, Inc. and Consoltex Holdings, Inc.

              10.1+ Third Amended and Restated Credit Agreement dated January 24, 2002 among Consoltex Holdings, Inc., Consoltex Inc., Consoltex Mexico, S.A. de C.V., Consoltex (USA) Inc., Consoltex International Inc., LINQ Industrial Fabrics II, Inc., Rafytek, S.A. de C.V., as borrowers; National Bank of Canada and Bank of America, N.A. as agents and lenders and other lenders.

              10.2+ Amendment No. 1 to Third Amended and Restated Credit Agreement dated February 8, 2002 among Consoltex Holdings, Inc., Consoltex Inc., Consoltex Mexico, S.A. de C.V., Consoltex (USA) Inc., Consoltex International Inc., LINQ Industrial Fabrics II, Inc., Rafytek, S.A. de C.V., as borrowers; National Bank of Canada and Bank of America, N.A. as agents and lenders and other lenders.

              10.3+ Amendment No. 2 to the Third Amended and Restated Credit Agreement dated as of April 12, 2002 by and among Consoltex Holdings, Inc., Consoltex Inc., Consoltex Mexico, S.A., de C.V., Consoltex (USA) Inc., Consoltex International Inc., LINQ Industrial Fabrics, Inc. and Rafytek, S.A. de C.V., as Borrowers, the lenders party thereto, National Bank of Canada and Bank of America, N.A., as agents.

              10.4* Management Services Agreement dated October 20, 1999 between Consoltex (USA) Inc. and American Industrial Partners.

              10.5* Lease dated April 1, 1995 and amended August 31, 1998 between Liberty Sites Ltd. and Consoltex Inc.

              10.6* Agreement of Lease dated May 3, 1996 between Rosenthal Associates and others and The Balson-Hercules Group Ltd.

              10.7      Left intentionally blank.

              10.8      Left intentionally blank.

              10.9* Lease dated April 23, 1997 between The Prudential Insurance Company of America and John King, Inc., a division of The Balson-Hercules Group Ltd.

              10.10     Left intentionally blank.

              10.11* Lease and Purchase Option Agreement dated February 26, 1999 between Immobiliaria PRI, S.C. and Royalton Mexicana, S.A. de C.V.

              10.12* Supplemental Executive Retirement Plan (effective January 1, 1996).

              10.13* Supplemental Executive Retirement Plan (effective January 1, 1996) (Willett).

              10.14* Amendment to Supplemental Executive Retirement Plan adopted January 18, 1999.

              10.15* Amendment to Supplemental Executive Retirement Plan (Willett) adopted January 18, 1999.

              10.16*    Management Incentive Plan adopted by Consoltex Inc.
                        in 1996.

              10.17     Left intentionally blank.

              10.18     Left intentionally blank.

              10.19* Severance Agreement dated February 28, 2001 among Consoltex (USA) Inc., Consoltex Holdings, Inc., American Industrial Partners Fund II, L.P. and Richard H. Willett.

              10.20* Employment Agreement dated April 1, 1997 among Consoltex (USA) Inc., Consoltex Group Inc. and Paul J. Bamatter.

              10.21+ Separation and Mutual General Release dated June 13, 2001 between Consoltex Inc. and Christopher L. Schaller.

              10.22     Left intentionally blank.

              10.23+ Consent and Waiver Agreement dated May 15, 2001 among Consoltex Holdings, Inc., Consoltex Inc., Consoltex Mexico, S.A. de C.V., Consoltex (USA) Inc., The Balson-Hercules Group Ltd., LINQ Industrial Fabrics, Inc., Rafytek, S.A. de C.V., as borrowers; National Bank of Canada and Bank of America, N.A. as agents and lenders and other lenders.

              10.24     Left intentionally blank.

              10.25+ Asset Purchase Agreement dated December 4, 2001 between The Balson-Erlanger Group Ltd. and Naplak-Somis.

              10.26+ Purchase and Sale Agreement dated February 7, 2001 between Rafytek, S.A. de C.V. and Nicandro Ortiz Gaspar.

              10.27+    Asset Purchase Agreement dated June 1, 2001 between
                        The Balson-Hercules Group Ltd. and Duro Industries, Inc.

              16.1+     Letter from PricewaterhouseCoopers LLP.

              16.2+     Letter from Deloitte & Touche LLP.

              21.1+     Subsidiaries of the Registrant.

              23.1+     Consent of Deloitte & Touche.

              23.2+     Consent of PriceWaterhouseCoopers.

              +         Previously filed.

              * Incorporated by reference to the exhibit of the same number to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

              ** Incorporated by reference to the exhibit of the same number to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

              ^ Incorporated by reference to the registrant's Form T-3 (File No. 022-22609) filed January 10, 2002.

              # Incorporated by reference to the registrant's Form T-3(File No. 022-28563) filed February 1, 2002.

                                 SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CONSOLTEX HOLDINGS, INC.


Date: November 5, 2002                        By: /s/ Paul J. Bamatter
                                                  --------------------------
                                              Name:  Paul J. Bamatter
                                              Title: President, Chief Financial
                                                     Officer and Chief Operating
                                                     Officer

                                 SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CONSOLTEX INC.


Date: November 5, 2002                        By: /s/ Paul J. Bamatter
                                                  -----------------------------
                                              Name:  Paul J. Bamatter
                                              Title: Vice President, Strategic
                                                     Planning

                                 SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CONSOLTEX (USA) INC.


Date: November 5, 2002                        By: /s/ Paul J. Bamatter
                                                  -----------------------------
                                              Name:  Paul J. Bamatter
                                              Title: Chief Operating Officer
                                                     and Chief Financial Officer

                                 SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CONSOLTEX INTERNATIONAL INC.


Date: November 5, 2002                        By: /s/ Paul J. Bamatter
                                                  -----------------------------
                                              Name:  Paul J. Bamatter
                                              Title: Vice President,
                                                     Strategic Planning

                                 SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              RAFYTEK, S.A. DE C.V.


Date: November 5, 2002                        By: /s/ Paul J. Bamatter
                                                  ------------------------------
                                              Name:  Paul J. Bamatter
                                              Title: Director, Attorney-in-Fact

                                 SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CONSOLTEX MEXICO, S.A. DE C.V.


Date: November 5, 2002                        By: /s/ Paul J. Bamatter
                                                  -----------------------------
                                              Name:  Paul J. Bamatter
                                              Title: Director

                                 SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              LINQ INDUSTRIAL FABRICS, INC.


Date: November 5, 2002                        By: /s/ Paul J. Bamatter
                                                  -----------------------------
                                              Name:  Paul J. Bamatter
                                              Title: Vice President,
                                                     Strategic Planing

                             Index to Consolidated Financial Statements

Consolidated Financial Statements:                                                           Page
---------------------------------                                                            ----
Independent Auditors' Report..................................................................F-2

Consolidated Balance Sheets...................................................................F-4

Consolidated Statements of Operations and Comprehensive Income................................F-5

Consolidated Statements of Shareholders' Equity...............................................F-6

Consolidated Statement of Cash Flows..........................................................F-7

Notes to Consolidated Financial Statements....................................................F-8

Interim Consolidated Balance Sheets (unaudited)...............................................F-27

Interim Consolidated Statements of Operations and Comprehensive Income (unaudited)............F-28

Interim Consolidated Statements of Cash Flows (unaudited).....................................F-29

Segment Disclosures (unaudited)...............................................................F-30

Notes to Interim Consolidated Financial Statements............................................F-32

March 25, 2002


Independent Auditors' Report

To the Board of Directors and the Shareholder of Consoltex Holdings, Inc.


We have audited the consolidated balance sheets of Consoltex Holdings, Inc. (the "Company") as at December 31, 2001 and 2000 and the consolidated statements of operations and comprehensive income, shareholder's equity and cash flows for the year ended December 31, 2001 and the three months ended December 31, 2000 of the Company and the nine months ended September 30, 2000 for Consoltex Inc. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the year ended December 31, 2001 and the three months ended December 31, 2000 of the Company and the nine months ended September 30, 2000 for Consoltex Inc. in accordance with generally accepted accounting principles in the United States of America.



/s/Deloitte & Touche

Deloitte & Touche LLP
Montreal, Quebec, Canada

February 15, 2000   (Except for Note 21, which is at April 9, 2001)


Auditors' Report



To the Shareholders of
Consoltex Group Inc.


We have audited the consolidated statements of operations and comprehensive income, shareholder's equity and cash flows of Consoltex Group Inc. for the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 1999 in accordance with generally accepted accounting principles in the United States of America.


/s/PricewaterhouseCoopers

PricewaterhouseCoopers LLP
Montreal, Quebec, Canada

                                                 CONSOLTEX HOLDINGS, INC.
                                                CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)                                       December 31, 2001           December 31, 2000
---------------------------------------------------------------------------------------------------------------------
Current assets
  Cash and cash equivalents                                                  $  591                     $ 1,252
  Accounts receivable and prepaid expenses (Note 2)                          25,524                      48,110
  Inventories  (Note 3)                                                      34,047                      66,456
  Other assets (Note 4)                                                         844                       1,959
  Current portion of deferred income tax assets (Note 13)                     4,074                           -
---------------------------------------------------------------------------------------------------------------------
                                                                             65,080                     117,777

Fixed assets  (Note 5)                                                       70,408                      99,257
Goodwill, net of accumulated amortization of $17,249
  (2000 - $2,031)                                                            75,349                     124,670
Other assets (Note 4)                                                         6,353                       2,018
Deferred income tax assets (Note 13)                                              -                       1,625
---------------------------------------------------------------------------------------------------------------------

Total assets                                                               $217,190                    $345,347
                                                                   ==================================================

LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities
  Bank loans (Note 6 and 22)                                                $23,046                    $ 43,407
  Accounts payable and accrued liabilities (Note 7)                          43,833                      57,433
  Taxes payable                                                               4,275                       3,083
  Current portion of long-term debt (Note 8 and 22)                          33,843                      57,500
  Current portion of other long-term liabilities (Note 9)                     1,041                       3,893
  Current portion of deferred income tax liabilities (Note 13)                    -                       1,050
---------------------------------------------------------------------------------------------------------------------
                                                                            106,038                     166,366

Long-term debt (Note 8 and 22)                                              135,506                     122,179
Other long-term liabilities (Note 9)                                          5,467                       7,756
Deferred income tax liabilities (Note 13)                                     9,454                           -

Commitments and contingencies (Note 14)

Shareholder's equity
  Common stock, par value $0.01 per share,
     1,000 shares authorized, issued and outstanding (Note 10)                    1                           1
  Contributed surplus (Note 10)                                              86,912                      85,336
  Deficit                                                                  (118,422)                    (34,857)
  Accumulated other comprehensive loss                                       (7,766)                     (1,434)
---------------------------------------------------------------------------------------------------------------------
                                                                            (39,275)                     49,046
---------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholder's equity                                 $217,190                    $345,347
                                                                   ==================================================

The accompanying notes are an integral part of these financial statements.

                                                    CONSOLTEX HOLDINGS, INC.
                                   CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME


                                                            Consoltex Holdings, Inc.                  Consoltex Inc.
                                                        --------------------------------    --------------------------------
                                                                          Three months        Nine months
                                                         Year ended          ended               ended         Year ended
                                                        December 31,      December 31,       September 30,    December 31,
(in thousands of U.S. dollars)                              2001              2000               2000             1999
----------------------------------------------------------------------------------------    ---------------------------------
                                                                                                                   Restated
                                                                                                                  (Note 21)

Sales                                                      $253,738        $ 84,408              $285,750         $343,058
----------------------------------------------------------------------------------------    ---------------------------------
Cost of sales                                               226,214         103,418               230,290          268,355
Selling and administrative expenses                          39,018          18,219                32,617           37,551
Foreign exchange loss (gain) (Note 11)                        3,091             (45)                3,086           (4,961)
Depreciation                                                 20,999           3,672                10,927           13,202
Amortization                                                 15,251           2,048                 2,932            2,645
Other expense, net (Note 12)                                 15,734             487                 1,511            3,264
----------------------------------------------------------------------------------------    ---------------------------------
                                                            320,307         127,799               281,363          320,056
----------------------------------------------------------------------------------------    ---------------------------------
(Loss) earnings from operations                             (66,569)        (43,391)                4,387           23,002

Financing costs:
  Interest expense -
    Bank loans                                                3,466           1,148                 3,342            3,025
    Long-term debt (Note 8 and 22)                           16,350           5,037                14,217           15,814
  Amortization of deferred financing expenses                 3,053             964                 1,865            1,608
  Factor expenses (Note 2)                                    1,239             738                 1,358            1,555
----------------------------------------------------------------------------------------    ---------------------------------
                                                             24,108           7,887                20,782           22,002
----------------------------------------------------------------------------------------    ---------------------------------
(Loss) earnings before income tax                           (90,677)        (51,278)              (16,395)           1,000
Income tax (recovery) expense (Note 13)                      (7,112)        (16,421)               (1,874)             547
----------------------------------------------------------------------------------------    ---------------------------------
Net (loss) earnings                                         (83,565)        (34,857)              (14,521)             453


Effect of changes in exchange rates during the
period on net investment in subsidiaries having
a functional currency other than the U.S. dollar             (6,332)         (1,434)                 (115)           1,416
----------------------------------------------------------------------------------------    ---------------------------------
Comprehensive (loss) income                                $(89,897)       $(36,291)             $(14,636)       $   1,869
                                                        ================================    =================================

The accompanying notes are an integral part of these financial statements.

                                                           CONSOLTEX HOLDINGS, INC.
                                             CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                                                                                                   Accumulated other
                                                                                                     comprehensive      Total
                                                           Share       Contributed                   income (loss)   Shareholder's
(in thousands of U.S. dollars)                            capital        surplus       Deficit                          equity
-----------------------------------------------------------------------------------------------------------------------------------
Consoltex Inc.
--------------

Balances at December 31, 1998                                $72,527         $  -     $ (1,589)    $(29,767)        $41,171

Shares issued                                                  2,686            -             -            -          2,686

Capital contributions                                              -        2,087             -            -          2,087

Net earnings                                                       -            -           453            -            453

Effect of changes in exchange rates during the year
on net investment in subsidiaries having a functional
currency other than the U.S. dollar.                               -            -             -       1,416           1,416
-----------------------------------------------------------------------------------------------------------------------------------

Balances at December 31, 1999                                $75,213       $2,087     $ (1,136)    $(28,351)        $47,813

Net loss                                                           -            -      (14,521)            -        (14,521)

Effect of changes in exchange rates during the period
on net investment in subsidiaries having a functional
currency other than the U.S. dollar.                               -            -             -        (115)           (115)
-----------------------------------------------------------------------------------------------------------------------------------

Balances at September 30, 2000                               $75,213       $2,087     $(15,657)    $(28,466)        $33,177
                                                        ===========================================================================

-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

Consoltex Holdings, Inc.
------------------------

Initial share capital of the Company                           $   1      $74,101         $   -        $   -        $74,102

Capital contribution from the parent                               -       11,235             -            -         11,235
-----------------------------------------------------------------------------------------------------------------------------------
Balances on October 2, 2000                                        1       85,336             -            -         85,337

Net loss                                                           -            -      (34,857)            -        (34,857)

Effect of changes in exchange rates during the
period on net investment in subsidiaries having a
functional currency other than the U.S. dollar.                    -            -             -      (1,434)         (1,434)
-----------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 2000                                  $   1      $85,336     $(34,857)     $(1,434)        $49,046
                                                        ===========================================================================

Capital contribution from the parent                               -        1,576             -            -          1,576

Net loss                                                           -            -      (83,565)            -        (83,565)

Effect of changes in exchange rates during the
period on net investment in subsidiaries having a
functional currency other than the U.S. dollar.                    -            -             -      (6,332)         (6,332)
-----------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 2001                                  $   1      $86,912    $(118,422)     $(7,766)       $(39,275)
                                                        ===========================================================================

The accompanying notes are an integral part of these financial statements.

                                                       CONSOLTEX HOLDINGS, INC.
                                                CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 Consoltex Holdings, Inc.                  Consoltex Inc.
                                                             ----------------------------------    --------------------------------
                                                                                Three months         Nine months
                                                                Year ended          ended               ended         Year ended
                                                               December 31,     December 31,        September 30,    December 31,
(in thousands of U.S. dollars)                                     2001             2000                2000             1999
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        Restated
                                                                                                                        (Note 21)
Cash flows used in operating activities:
  Net (loss) earnings                                          $(83,565)       $(34,857)           $(14,521)              $453
  Adjustments to reconcile net (loss) earnings
     to net cash flows used in operating activities:
      Depreciation                                               20,999           3,672              10,927             13,202
      Amortization of goodwill                                   15,218           2,015               2,832              2,505
      Amortization of other assets                                   33              33                 100                140
      Amortization of deferred financing expenses                 3,053             964               1,865              1,608
      Foreign translation (gain) loss                            (1,444)           (144)              1,765             (4,378)
      Deferred income taxes (Note 13)                            (8,335)        (16,727)             (2,943)            (1,208)
      Non-cash employees' compensation expense                    1,587             (44)                413                732
      Non-cash interest on 10.5% Convertible Debentures           1,217              56                   -                 -
      Loss on sale, net (Note 12)                                13,843               -                 426                 -

Changes in (excluding net assets sold) -
  Accounts receivable and prepaid expenses                       14,952           7,954              (5,871)            (4,873)
  Inventories                                                    18,637          27,396              (5,195)            (9,818)
  Accounts payable and accrued liabilities                        2,088           9,814               6,690              1,237
  Taxes payable                                                   1,389            (531)                962             (2,504)
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Cash flows used in operating activities                            (328)           (399)             (2,550)            (2,904)

Cash flows from (used in) investing activities:
  Purchase of fixed assets                                       (5,631)         (1,476)             (8,040)           (10,636)
  Proceeds on sale of fixed assets                                2,847               -                 850                  -
  Proceeds on sale of FIBC division, net (Note 15)               39,996               -                   -                  -
  Business acquisitions (Note 16)                                     -               -                   -            (36,264)
--------------------------------------------------------------------------------------------------------------------------------

Cash flows from (used in) investing activities                   37,212          (1,476)             (7,190)           (46,900)

Cash flows (used in) from financing activities:
  (Decrease) increase in bank loans                             (19,462)           (1,110)            6,221             10,702
  Payment of long-term debt                                     (23,657)          (51,500)           (5,250)            (7,000)
  Proceeds from issuance of long-term debt                       12,110            59,250                 -             43,000
  Loan from shareholder                                               -                 -             9,500                  -
  Decrease in other long-term liabilities                        (3,683)           (1,500)           (3,463)               (90)
  (Increase) decrease in other assets                            (3,866)           (2,441)              191             (1,149)
  Adjustment to purchase price                                    1,013                 -                 -                  -
  Issuance of share capital                                           -                 -                 -              2,686
  Capital contribution                                                -                 -                 -              2,087
--------------------------------------------------------------------------------------------------------------------------------

Cash flows (used in) from financing activities                  (37,545)            2,699             7,199             50,236

(Decrease) increase in cash                                        (661)              824            (2,541)              432
--------------------------------------------------------------------------------------------------------------------------------
Cash:
  At the beginning of the period                                  1,252               428             2,969              2,537
--------------------------------------------------------------------------------------------------------------------------------
  At the end of the period                                         $591            $1,252             $ 428             $2,969
                                                            --------------------------------------------------------------------

Supplemental disclosures of cash flow information

Interest paid                                                   $12,935           $ 9,115          $ 14,504            $18,554
                                                            --------------------------------------------------------------------
Income taxes paid                                               $ 1,003              $275           $ 1,389            $ 2,073
                                                            --------------------------------------------------------------------


The accompanying notes are an integral part of these financial statements.

                          CONSOLTEX HOLDINGS, INC.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise noted)

1.   NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

The Company and basis of presentation of the financial statements

Consoltex Holdings, Inc. is a North American textile and packaging company with activities divided between its Polypropylene and Textile Operations located in the United States, Canada, Mexico and Costa Rica. Consoltex Holdings, Inc. is vertically integrated from the production of yarn, in its Polypropylene Operations, through to weaving, dyeing, printing, finishing and coating, as well as, production of end products such as small bags. It also conducts its own research and development and maintains its own sales, marketing and distribution network throughout North America.

On January 1, 2000, Consoltex Inc., a subsidiary of Consoltex Group Inc., the previous reporting entity, was wound-up into Consoltex Group Inc. Consoltex Group Inc. subsequently changed its name to Consoltex Inc.

In the first quarter of 2000, Consoltex Inc. changed its reporting currency from the Canadian dollar to the U.S. dollar and decided to prepare its financial statements in accordance with generally accepted accounting principles in the United States ("US GAAP"). These changes were made to more accurately reflect the currency in which the Company operates, as well as, to be more useful to the users of these financial statements. The comparative figures have been restated to reflect these changes.

During 2001, the Textile Operations disposed of its U.S. based converting division and closed its cut and sew facility in Mexico.

On December 19, 2001, the Company sold the Flexible Intermediate Bulk Container ("FIBC") division of its Polypropylene Operations for $42,157 in cash and $2,594 balance of sale in escrow (after purchase price adjustment) to Coated Products Holdings, Incorporated and Tyco Acquisition Alpha LLC, resulting in a loss on sale of $14,561 included in other expense, net (see
Note 15). The majority of the net proceeds received from the sale were applied to reduce the debt outstanding under the existing senior credit facility.

Change in Control

Immediately after the end of the third quarter of 2000, Consoltex Inc. entered into a series of transactions which constitute a change in control of Consoltex Inc. (the "Change in Control"). American Industrial Partners Capital Fund II, L.P. ("AIP"), exercised its option (the "Option") to purchase 3,140,000 Multiple Voting Shares of Consoltex Inc. (the "Shares") from Les Gantiers Holding B.V. ("LGH"), constituting 51.33% of the voting interest in Consoltex Inc. Immediately prior to AIP's exercise of the Option, AIP held securities representing the right to vote 48.67% of the total votes attributable to the outstanding securities of Consoltex Inc. Immediately after the exercise of the Option, AIP held securities representing the right to vote 100% of the total votes attributable to the outstanding securities of Consoltex Inc. As a result, AIP's total cost of its investment in Consoltex Inc. of $85,337 was pushed down to Consoltex Inc. and its subsidiaries.

As part of the Change in Control, Consoltex Inc. sold all of the capital stock of Consoltex (USA) Inc., its wholly-owned subsidiary, to its parent, Consoltex Holdings, Inc. (the "Company"). As a result, the consolidated financial statements of the Company are presented for periods subsequent to October 2, 2000, as they represent the most meaningful information for investors and include the same operating entities as the consolidated financial statements of Consoltex Inc. prior to October 2, 2000. The accounting policies of the Company are consistent with those of Consoltex Inc.

On October 20, 1999, the Company acquired all the outstanding Subordinate Voting Shares of Consoltex Inc. for a total investment of $74,102, referred to as the privatization transaction.

On September 29, 2000, the Company increased its investment in Consoltex Inc. in the amount of $11,235.

In January 2001, AIP, as the sole shareholder of the Company, contributed and assigned all the shares of the Company to its affiliate, AIP/CGI, Inc. ("AIP/CGI"), a Delaware corporation.

During 2001, the goodwill was reduced by $1,013 as a result of a purchase price adjustment.

1.   NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (cont.'d)

The Change in Control that occurred on October 2, 2000 resulted in the push-down of AIP's cost to the assets and liabilities of each legal entity in the group based on their fair market value as of that date. The fair market value of the fixed assets was determined based on management estimates and on valuations performed by independent appraisers. The balance sheet as at October 2, 2000, after reflecting the push-down adjustment, is presented below:

                                                                October 2, 2000
  -----------------------------------------------------------------------------
  ASSETS
  Current assets
    Cash                                                             $  428
    Accounts receivable and prepaid expenses                         55,963
    Inventories                                                      93,817
  --------------------------------------------------------------------------
                                                                    150,208
  Fixed assets                                                      101,613
  Goodwill                                                          127,880
  Other assets                                                        2,522
  --------------------------------------------------------------------------

  Total assets                                                     $382,223
                                                                ============

  LIABILITIES AND SHAREHOLDER'S EQUITY
  Current liabilities
    Bank loans                                                     $ 44,461
    Accounts payable and accrued liabilities                         47,479
    Income taxes payable                                              3,596
    Current portion of long-term debt                                49,750
    Current portion of other long-term liabilities                    2,622
    Current portion of deferred income tax liabilities                6,758
  --------------------------------------------------------------------------
                                                                    154,666

  Long-term debt                                                    122,123
  Other long-term liabilities                                        10,558
  Deferred income tax liabilities                                     9,539

  Shareholder's equity

    Share capital                                                         1
    Contributed surplus                                              85,336
    Retained earnings                                                     -
    Accumulated other comprehensive income                                -
  --------------------------------------------------------------------------
                                                                     85,337
  --------------------------------------------------------------------------

    Total liabilities and shareholder's equity                     $382,223
                                                                ============


Consolidation

The consolidated financial statements include the results of its subsidiaries; Consoltex Inc. and Consoltex (USA) Inc. All intercompany transactions have been eliminated on consolidation.

Foreign currency

Assets and liabilities of the companies with a functional currency other than the U.S. dollar are translated into U.S. dollars at the exchange rate in effect at the balance sheet date, with the related translation adjustments included in accumulated other comprehensive loss in shareholder's equity. Revenues and expenses are translated at rates that approximate the rates in effect on the transaction date.

1.   NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (cont.'d)


Cash and cash equivalents

Includes cash on hand and highly liquid investments with a maturity of less than three months.

Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined using standard costs which approximate actual costs. For finished goods and work in process, cost includes the cost of raw materials, direct labor and manufacturing overhead. The Company regularly reviews its inventory on hand and records a reserve for slow-moving and obsolete inventory, based on the aging of the item, and is calculated as a percentage of value in the class of items.

Fixed assets

As a result of the Change in Control, the fixed assets were restated to their fair market value on October 2, 2000. Prior to October 2, 2000, the fixed assets were stated at cost. Depreciation is provided for on a straight-line basis over the estimated useful lives of the assets, which are as follows:

    Buildings                           40 years
    Machinery and equipment             3 to 20 years

The Company performs reviews for the impairment of its fixed assets by evaluating the carrying value of its fixed assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value. Fair market value is determined using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on fixed assets to be disposed of are determined in a similar manner, except that fair market values are reduced by the cost of the disposition.

Goodwill

All goodwill resulting from the Change in Control is being amortized over a period of 15 years commencing on October 2, 2000. Consoltex Inc. previously amortized goodwill over periods of 15 to 40 years. The Company assesses at each balance sheet date whether there has been a permanent impairment in the value of goodwill. This is accomplished in a number of ways, including determining whether projected undiscounted future cash flows from operations exceed the net book value of goodwill as of the assessment date. Additional factors considered by management in the preparation of the projections and in assessing the value of goodwill include the effects of obsolescence, demand, competition and other pertinent economic factors, trends and prospects that may have an impact on the value or remaining useful life of goodwill.

Other assets

Other assets primarily include deferred financing expenses and other receivables. Deferred financing expenses are amortized on a straight-line basis over the duration of the related debt.

Revenue recognition

The Company recognizes revenue when goods are shipped, at which point the significant risks and benefits of ownership have been transferred.

Repairs and maintenance

The costs of repairs and maintenance that extend the estimated useful life of the related fixed asset are capitalized as part of the cost of the fixed asset, otherwise the costs are expensed in the same year as incurred.

Research and development

Costs related to research and development are expensed in the same year as incurred. These expenses amounted to $1,980 in 2001, $1,600 in 2000 and $2,600 in 1999.

1.   NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (cont.'d)


Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.


2.    ACCOUNTS RECEIVABLE AND PREPAID EXPENSES


                                           December 31, 2001   December 31, 2000
-------------------------------------------------------------------------------

Trade receivables                               $ 27,609             $ 51,165
Less:  Allowance for doubtful accounts            (4,318)             (6,369)
-------------------------------------------------------------------------------
Net trade receivables                             23,291               44,796
Other receivables                                  1,699                1,085
Prepaid expenses                                     534                2,229
-------------------------------------------------------------------------------
                                                $ 25,524             $ 48,110
                                           =====================================

The Company factors certain of its accounts receivable from customers in the United States. The difference between the proceeds from factoring of receivables and the book value is recorded as factor expenses under financing costs while related commissions are included in selling and administrative expenses.

3.   INVENTORIES


                                          December 31, 2001   December 31, 2000
-------------------------------------------------------------------------------

  Raw materials                               $8,451               $23,426
  Work in process                             13,435                22,085
  Finished goods                              19,327                30,535
  Spare parts                                  2,771                 3,562
-------------------------------------------------------------------------------
                                              43,984                79,608
  Less reserves:

  Raw materials                               (2,007)              (2,134)
  Work in process                             (1,915)              (2,336)
  Finished goods                              (5,829)              (8,585)
  Spare parts                                   (186)                 (97)
-------------------------------------------------------------------------------
                                              (9,937)             (13,152)
-------------------------------------------------------------------------------
                                             $34,047               $66,456
                                          =====================================

(in thousands of U.S. dollars, unless otherwise noted)
4.  OTHER ASSETS


                                          December 31, 2001    December 31, 2000
-------------------------------------------------------------------------------
Deferred financing expenses -
  senior credit facility
  (see Note 6 and 22)                       $    -                    $ 2,547
Other receivables                              844                         -
-------------------------------------------------------------------------------
                                               844                     2,547
Less:  Accumulated amortization                  -                      (588)
-------------------------------------------------------------------------------

                                              $844                    $ 1,959
                                     ==========================================

Deferred financing expenses -
   new senior credit facility
  (see Note 6 and 22)                      $ 2,234                    $     -

Deferred financing expenses -
  Senior Subordinated Notes                  3,106                      1,878
Other receivables                            1,765                        327
-------------------------------------------------------------------------------
                                             7,105                      2,205
Less:  Accumulated amortization               (752)                      (187)
-------------------------------------------------------------------------------

                                           $ 6,353                    $ 2,018
                                    ==========================================

Other receivables include the $2,594 balance of sale in escrow from the sale of the FIBC division.

Deferred financing expenses - Senior Subordinated Notes include $1,279 of costs incurred pursuant to the Exchange Offer and exchange of Notes for New Notes (see Note 8 and 22).


5.  FIXED ASSETS

                                                  December 31, 2001
                                     -------------------------------------------
                                                     Accumulated      Net book
                                         Cost       Depreciation        value
--------------------------------------------------------------------------------
Land                                     $2,292            $   -         $2,292
Buildings                                26,524            2,440         24,084
Machinery and equipment                  62,525           18,493         44,032
-------------------------------------------------------------------------------
                                        $91,341          $20,933        $70,408
                                     ===========================================


                                                  December 31, 2000
                                     -------------------------------------------
                                                     Accumulated      Net book
                                         Cost       depreciation        value
--------------------------------------------------------------------------------

Land                                    $ 2,943             $  -        $ 2,943
Buildings                                29,971              280         29,691
Machinery and equipment                  69,941            3,318         66,623
--------------------------------------------------------------------------------
                                       $102,855           $3,598       $ 99,257
                                     ===========================================


During 2001, certain fixed assets located in Mexico were written-down by $6,954 to their estimated net realizable value through additional depreciation expense.

Also, during 2001, as a result of the disposal of the U.S. based converting division of the Textile Operations, a write-down of $1,145 was recorded relating to buildings and machinery and equipment through additional depreciation expense.

6.  BANK LOANS

On November 7, 2000, the Company renegotiated its senior credit facility with its banks. The facility consisted of a $57,500 working capital loan and a $59,250 term loan, both of which were to mature on December 31, 2001. The term loan was repayable in quarterly installments of $1,750 starting on December 31, 2000. On December 19, 2001, $32,157 of the net proceeds from the sale of the Company's FIBC division was used to permanently pay down the senior credit facility, of which $12,844 was allocated to the working capital loan and $19,313 to the term loan. This facility was subject to certain financial covenants and restrictive conditions and is secured by certain of the Company's accounts receivable, inventory and fixed assets.

On September 13, 2001, the Company entered into the first of several Forbearance Agreements with its banks. The Forbearance Agreements, whereby the banks agreed to forbear in the exercise of their remedies as a result of certain defaults under the financial covenants, to waive certain conditions precedent to the making of certain advances and to waive the application of the default rate of interest, expired on January 31, 2002. During this period, an amendment was made to the senior credit facility to extend its maturity date from December 31, 2001 to January 31, 2002.

On December 12, 2001, the Company received commitment letters from its banks to provide for a new $68,250 senior secured credit facility, including both working capital and term loans, maturing on December 31, 2003 (see Note 22).

The margins for the year 2001 varied from 2.00% to 3.50% on LIBOR and bankers' acceptance rate loans and from 1.00% to 2.50% on base rate loans. At December 31, 2001, the base rate for the outstanding loans was 7.72%. At December 31, 2000, the rates for outstanding loans were 9.95% for LIBOR loans; 9.12% for bankers' acceptance loans and 11.45% for base rate loans resulting in a weighted average rate for the borrowings under the working capital loan of 10.18%.

The unused portion of the working capital loan at December 31, 2001, after reflecting the permanent pay-down on December 19, 2001 from the proceeds on sale of the FIBC division totaled $8,762 ($12,616 at December 31, 2000) and bore an unused commitment fee of 0.5% per annum.

Amounts outstanding under letters of credit totaled $2,192 at December 31, 2001 ($1,477 at December 31, 2000), and are included as a reduction in arriving at the unused portion of the working capital loan, as disclosed above.


7.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                          December 31, 2001      December 31, 2000
---------------------------------------------------------------------------------------------------------------------

Trade accounts payable                                                          $ 19,444              $ 34,794
Accrued salaries and benefits                                                      1,875                 2,241
Accrued interest (see Note 8 and 22)                                               8,208                 4,022
Other                                                                             14,306                16,376
---------------------------------------------------------------------------------------------------------------------

                                                                                $ 43,833              $ 57,433
                                                                        =============================================


 8.  LONG-TERM DEBT
                                                                          December 31, 2001      December 31, 2000
---------------------------------------------------------------------------------------------------------------------

Series B 11% Senior Subordinated Notes  maturing October 1, 2003
  Interest payable semi-annually on April 1 and October 1                      $ 120,000              $ 120,000

10.5% Convertible Debentures
  Interest payable quarterly starting December 31, 2000                           15,506                  2,179

Term Loan, maturing January 31, 2002
  Interest payable quarterly at LIBOR plus margin (see Note 6 and 22)             33,843                 57,500

---------------------------------------------------------------------------------------------------------------------
                                                                                 169,349                179,679

Less:  Amounts due within one year                                                33,843                 57,500
---------------------------------------------------------------------------------------------------------------------

                                                                               $ 135,506              $ 122,179
                                                                        =============================================

Series B 11% Senior Subordinated Notes

The Series B 11% Senior Subordinated Notes due 2003 (the "Notes") were jointly issued by Consoltex Inc. and Consoltex (USA) Inc., (together the "Issuers"). The Notes are unsecured, however they are guaranteed, on an unsecured senior subordinated basis, by subsidiaries of the Issuers. The Notes are redeemable under certain circumstances, including upon change of control of Consoltex Inc. and now the Company. Also, upon a change of control, the Issuers must make an offer to each holder of Notes to repurchase all or any part of such holder's Notes at a purchase price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest. The Indenture governing the Notes contains some limitations on the ability of the Issuers to incur certain types of indebtedness. On November 8, 2001, the Company deregistered the Notes pursuant to the applicable provisions of the Exchange Act of the Securities and Exchange Commission.

In connection with the Change in Control, holders of not less than a majority in aggregate principal amount of the Company's Series B 11% Senior Subordinated Notes consented to the Change in Control and waived certain requirements under the Indenture governing the Notes, and the Company entered into the Second Supplemental Indenture, dated as of September 29, 2000.

During the first quarter of 2001, AIP/CGI purchased $28,650 of the $120,000 outstanding Notes on the open market and in April 2001, purchased an additional $6,000 of the Notes ("Acquired Notes"). The interest related to the Acquired Notes amounted to $1,576 as of March 31, 2001. As a result, the Company recorded an equity contribution of $1,576 equivalent to the interest otherwise payable on the Acquired Notes owned by AIP/CGI on March 31, 2001. The amount was credited to the contributed surplus account of the Company. No further interest was incurred by the Company on the Acquired Notes as AIP/CGI waived all interest commencing on April 1, 2001. On February 7, 2002, AIP/CGI contributed the Acquired Notes to the Company and they were cancelled by the Issuers. The Company recorded an equity contribution of $34,650 on February 7, 2002 (see Note 22).

On October 1, 2001, the Company defaulted in the payment of semi-annual interest of $4,695 payable on the Notes and the default continued for 30 days thus resulting in an Event of Default pursuant to the terms of the Notes and also pursuant to the terms of the senior credit facility. As a result, in December 2001, the Company entered into agreements ("Exchange Agreements") with holders of 99.6%, excluding the Acquired Notes, of the aggregate outstanding principal amount of the Notes ("Consenting Noteholders"). Pursuant to the Exchange Agreements, the Consenting Noteholders agreed to exchange, pursuant to an exchange offer ("Exchange Offer"), at each consenting Noteholders election, either (i) $935.00 principal amount of 11% Senior Subordinated Pay-in-Kind Notes due January 31, 2009 (the "New Notes") for each $1,000.00 principal amount of their outstanding Notes due 2003 and $55.00 principal amount of New Notes for all of the accrued but unpaid interest on the Notes through the date of the Exchange Offer, or (ii) $573.63 principal amount of New Notes and $46.38 in cash for each $1,000.00 principal amount of Notes, and $33.74 principal amount of New Notes for all of the accrued but unpaid interest on the Notes through the date of the Exchange Offer. The New Notes will bear interest at the rate of 11% per annum from and after the date of issuance, payable semiannually (with the first payment to occur on April 1, 2002) in either additional New Notes or cash at the Company's option on or prior to April 1, 2005, and payable in cash thereafter and will have restrictive covenants substantially similar to those of the Notes, prior to giving effect to certain waivers and amendments. Consenting Noteholders holding 87.7%, excluding the Acquired Notes, of the aggregate outstanding principal amount of Notes have elected to receive New Notes in exchange for their Notes while the Consenting Noteholders holding 11.9%, excluding the Acquired Notes, of the aggregate outstanding principal amount of Notes have elected to receive New Notes or New Notes and cash for their Notes
(see Note 22).

10.5% Convertible Debentures

On September 29, 2000, the Company issued a 10.5% Convertible Debenture to Les Gantiers Limited ("LGL Debentures") in the principal amount of $2,123. This debenture is subordinate to the bank senior credit facilities. Interest is payable quarterly through the issuance of additional LGL Debentures starting December 31, 2000. During 2000, the Company issued $56 of additional LGL Debentures in payment of interest. Upon issue the LGL Debentures were payable on October 15, 2003, or sooner if certain conditions are fulfilled. The terms of the LGL Debentures were amended on January 7, 2002 and now mature 91 days after the maturity of the New Notes (see Note 22). The LGL Debentures are convertible into common shares of the Company at a specified price. During 2001, the Company issued $239 of additional LGL Debentures in payment of interest.

During 2001, the Company issued a total of $12,110 10.5% Convertible Debentures to AIP/CGI ("AIP/CGI Debentures") in exchange for cash. These debentures are subordinate to the bank senior credit facilities. Interest is payable quarterly through the issuance of additional AIP/CGI Debentures starting June 30, 2001. During 2001, the Company issued $978 of additional AIP/CGI Debentures in payment of interest. Upon issue, the AIP/CGI Debentures were payable on October 15, 2003, or sooner if certain conditions are fulfilled. On February 7, 2002, AIP/CGI contributed all their AIP/CGI Debentures, which totaled $13,088, to the contributed surplus account of the Company (see Note 22).

Term Loan

On March 19, 1996, Consoltex Inc. entered into a senior bank debt facility providing it with a $35,000 five-year Term Loan A. Consoltex Inc. and all its material subsidiaries were allowed to borrow under this syndicated facility. The Term Loan A was subject to certain financial covenants and restrictive conditions, was secured by certain fixed assets, and was guaranteed by all its subsidiaries. The Term Loan A was repayable over five years in 20 installments, of which the first 8 quarterly installments were $875, the next 11 quarterly installments were $1,750 and a 20th and final installment in March 2001 was $5,000. During 1997, Consoltex Inc. repaid $3,750 of the term loan from the proceeds of a treasury share issue. On November 7, 2000, the outstanding balance of this Term Loan A was repaid as part of the renegotiation of the senior credit facility (see Note 6).

Term Loan B was subject to all of the same terms and conditions as Term Loan A except that the entire balance of Term Loan B was repayable on October 31, 2000. An extension was obtained to November 7, 2000 at which time Term Loan B was repaid as part of the renegotiation of the senior credit facility (see Note 6). Term Loan B was issued in two installments. $25,000 was issued on August 2, 1999 with respect to the acquisition of Marino Technologies Inc., while $18,000 was issued on November 19, 1999 with respect to the acquisition of the assets of Atlas Bag Inc.

On December 12, 2001, the Company received commitment letters from its banks to provide for a new $33,843 two-year term loan, maturing on December 31, 2003 (see Note 22).

The weighted average interest rate on long-term debt of the Company was 8.7% for the year ended December 31, 2001, net of interest waived on the Acquired Notes (2000 - 10.7%).

Long-term debt payments over the next five years, determined at December 31, 2001 without taking into consideration the new senior credit facility entered into on January 24, 2002 (see Note 22), are as follows: 2002 - $33,843; 2003 -$135,506; thereafter - nil.


9.  OTHER LONG-TERM LIABILITIES

                                                             December 31, 2001      December 31, 2000
---------------------------------------------------------------------------------------------------------
Remaining amounts owing on acquisitions                             $ 1,581               $ 6,204
Obligations relating to employees                                     2,645                 2,682
Obligations relating to equipment purchases                           2,137                 2,069
Provision for seniority premiums payable to employees                   145                   694
---------------------------------------------------------------------------------------------------------
                                                                      6,508                11,649
Less:  Amounts due within one year                                    1,041                 3,893
---------------------------------------------------------------------------------------------------------
                                                                    $ 5,467               $ 7,756
                                                          ===============================================


Payments of other long-term liabilities over the next five years and thereafter, determined as at December 31, 2001, will be as follows: 2002 - $1,041; 2003 - $1,047; 2004 - $507; 2005 - $507; 2006 - $616; thereafter -
$2,790.


10.  SHARE CAPITAL AND CONTRIBUTED SURPLUS

Consoltex Holdings, Inc.
------------------------

The authorized share capital of the Company consists of 1000 common shares with a par value of $0.01 per share. All the authorized share capital was issued on September 1, 1999.

In October 1999, AIP, the parent company, made a contribution of capital to the Company of $74,101.

On September 29, 2000, the parent company made an additional contribution of capital in the amount of $11,235.

On March 31, 2001, the parent company made a contribution of capital of $1,576 which was equivalent to the interest otherwise payable on the Notes it acquired on the open market during the first quarter of 2001, as explained in Note 8.

Consoltex Inc.
--------------

On October 20, 1999, all of the outstanding Subordinate Voting Shares of Consoltex Inc. were acquired by AIP for $3.80 per share (Cdn $5.60 per share). As a result of this transaction, Consoltex Inc.'s equity increased by $4,773 including $2,087 of contributed surplus by the Company and $2,686 from shares issued.


11.  FOREIGN EXCHANGE  LOSS (GAIN)

                                                                Consoltex Holdings, Inc.      |        Consoltex Inc.
                                                            ----------------------------------|--------------------------------
                                                                               Three months   |  Nine months
                                                               Year ended         ended       |     ended         Year ended
                                                              December 31,     December 31,   |  September 30,    December 31,
                                                                  2001             2000       |      2000             1999
----------------------------------------------------------------------------------------------|-------------------------------
                                                                                              |
Effect of changes in exchange rates on net                                                    |
   monetary assets in Mexico                                   $(1,233)          $ 719        |       $351          $(751)
                                                                                              |
Effect of changes in exchange rates on                                                        |
   net monetary  assets in  Canada                               4,324            (957)       |      2,617         (3,451)
Losses (gains) on forward foreign exchange contracts                -              193        |        118           (759)
----------------------------------------------------------------------------------------------|-------------------------------
                                                               $ 3,091           $ (45)       |     $3,086        $(4,961)
                                                            ==================================================================


12.  RELATED PARTY TRANSACTIONS AND OTHER EXPENSE, NET

Other expense for the year ended December 31, 2001 is comprised of the following:

Related Party Transactions
   AIP management fee and expenses                  $1,891   (unpaid as at
                                                             December 31, 2001)
Other Expenses
   Loss on sale of FIBC division (See Note 15)      14,561
   Gain on sale of land and building located
      in Mexico and Costa Rica                        (718)
                                                  ---------
   Loss on sale, net                                13,843
                                                  ----------
                                                   $15,734
                                                  ---------


Other expense for the nine months ended September 30, 2000 represents $1,085 of management fees and expenses to AIP and a $426 loss on sale of a building in Mexico. Other expense for the three months ended December 31, 2000 in the amount of $487 represents management fees and expenses to AIP. Of these fees, $1,183 remained unpaid as at December 31, 2000.

The other expense for the year 1999 represented $270 of management fees to AIP and $2,994 of costs related to the privatization transaction that took place in 1999.

The Company has an agreement to pay AIP an annual fee of $1,370, plus out-of-pocket expenses, for advisory services.

(in thousands of U.S. dollars, unless otherwise noted)
13.  INCOME TAXES

                                                    Consoltex Holdings, Inc.      |        Consoltex Inc.
                                                ----------------------------------|--------------------------------
                                                                   Three months   |  Nine months
                                                   Year ended         ended       |     ended         Year ended
                                                  December 31,     December 31,   |  September 30,    December 31,
                                                      2001             2000       |      2000             1999
----------------------------------------------------------------------------------|-------------------------------
(Loss) earnings before income tax                                                 |
     Canada                                          $(17,827)        $(9,519)    |     $(4,317)          $6,743
     United States                                    (59,257)        (27,148)    |     (10,125)          (8,197)
     Latin America                                    (13,593)        (14,611)    |      (1,953)           2,454
----------------------------------------------------------------------------------|-------------------------------
                                                     $(90,677)       $(51,278)    |    $(16,395)         $ 1,000
                                                 =================================|===============================
                                                                                  |
Current income tax expense (recovery)                                             |
     Canada                                            $  220           $  68     |      $  135           $ 913
     United States                                         13               9     |         388            (154)
     Latin America                                        990             229     |         546             996
----------------------------------------------------------------------------------|-------------------------------
                                                      $ 1,223           $ 306     |     $ 1,069         $ 1,755
                                                 =================================|===============================
                                                                                  |
Deferred income tax (recovery) expense                                            |
     Canada                                           $(3,209)        $(3,140)    |      $ (514)          $ (133)
     United States                                     (2,521)         (9,046)    |      (3,329)          (1,779)
     Latin America                                     (2,605)         (4,541)    |         900              704
----------------------------------------------------------------------------------|-------------------------------
                                                       $(8,335)      $(16,727)    |    $ (2,943)         $(1,208)
                                                 =================================|===============================
Income tax (recovery) expense                         $(7,112)       $(16,421)    |    $ (1,874)           $ 547
                                                 =================================|===============================


The applicable federal statutory corporate income tax rate in the United States is 35% (35% - 2000; Canada - 1999 - 39.8%). The following is a reconciliation of income taxes calculated at the above statutory rate with the (recovery of) provision for income taxes:

                                                           Consoltex Holdings, Inc.      |        Consoltex Inc.
                                                        -------------------------------- |--------------------------------
                                                                          Three months   |  Nine months
                                                          Year ended         ended       |     ended         Year ended
                                                         December 31,     December 31,   | September 30,    December 31,
                                                             2001             2000       |     2000             1999
-----------------------------------------------------------------------------------------|---------------------------------
Income taxes (recovery) expense at the                                                   |
  composite statutory rate                                 $(31,738)         $(17,947)   |     $(5,738)          $ 398
                                                                                         |
Increase (reduction) attributable to:                                                    |
   Canadian manufacturing and processing credits                  -                 -    |           -            (155)
   Amortization of non-deductible goodwill                    4,547               426    |         821             675
   Large corporations tax and other minimum taxes             1,060               305    |         627           1,046
   Stock option deduction                                         -                 -    |           -            (530)
   Non-deductible capital items                               1,132                74    |         139             220
   Valuation allowance                                        8,634             4,045    |         247             626
   Foreign exchange                                           1,623              (311)   |         985          (1,300)
   Non-taxable amounts                                        9,532               (71)   |        (170)           (147)
   Tax rate differences due to foreign and state taxes       (1,248)             (903)   |        (320)            (11)
   Other - net                                                 (654)           (2,039)   |       1,535            (275)
-----------------------------------------------------------------------------------------|---------------------------------
                                                          $ (7,112)         $(16,421)    |    $(1,874)          $ 547
                                                        =================================|=================================

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred income tax assets (liabilities) at December 31, 2001 and 2000 consist of the following tax effected temporary differences:

                                                                December 31, 2001         December 31, 2000
------------------------------------------------------------------------------------------------------------------
Current portion of deferred income tax assets:
  Inventories                                                         $2,448                    $1,723
  Accounts receivable                                                    679                       742
  Other                                                                1,025                       406
                                                              ----------------------------------------------
                                                                      $4,152                    $2,871
                                                              ===============================================

Deferred income tax assets:
  Accrued liabilities                                                 $1,240                    $3,384
  Losses carried forward                                              10,552                    22,905
  Alternative minimum taxes                                              392                     1,484
  Retirement plans                                                       977                       932
  Intangibles                                                            201                       579
  Valuation allowance                                                 (9,986)                   (6,914)
  Other                                                                  308                       163
                                                              ----------------------------------------------
                                                                      $3,684                  $ 22,533
                                                              ===============================================

Current portion of deferred income tax liabilities:
  Inventories                                                          $   -                   $(3,769)
  Other                                                                  (78)                     (152)
                                                              ----------------------------------------------
                                                                      $  (78)                  $(3,921)
                                                              ===============================================

 Deferred income tax liabilities:
  Property, plant and equipment                                     $(12,983)                 $(19,108)
  Other                                                                  (155)                  (1,800)
                                                              ----------------------------------------------
                                                                    $(13,138)                 $(20,908)
                                                              ===============================================



After netting current assets with current liabilities and non-current assets with non-current liabilities within each taxable entity for same tax jurisdictions, deferred taxes are represented by :


                                                                December 31, 2001         December 31, 2000
------------------------------------------------------------------------------------------------------------

Current portion of deferred income tax assets                         $ 4,074                   $   -
Deferred income tax assets                                                  -                   1,625
Current portion of deferred income tax liabilities                          -                  (1,050)
Deferred income tax liabilities                                        (9,454)                      -
------------------------------------------------------------------------------------------------------------
                                                                     $ (5,380)                 $  575
                                                              ===============================================


The income tax benefit of all the income tax losses and alternative minimum taxes carried forward are reflected in the deferred income tax assets in the amount of $10,944 offset by a valuation allowance of $9,986. The
Company and its subsidiaries had losses and other carryover amounts for federal income tax purposes of approximately $29,950 expiring starting in 2008 through 2021. The alternative minimum taxes have an indefinite carryover.

(in thousands of U.S. dollars, unless otherwise noted)
14.  COMMITMENTS AND CONTINGENCIES


Minimum annual commitments under operating leases for the next five years and thereafter, determined as at December 31, 2001 are as follows:

     2002                     $2,126
     2003                      1,861
     2004                      1,286
     2005                      1,078
     2006                        704
     Thereafter                1,615

Total rental expense amounted to $2,250 for the year ended December 31, 2001, excluding rental expense of the FIBC division (2000 - $3,612; 1999 - $2,677).

Certain legal actions have been brought against the Company. Management is of the opinion that the outcome of such actions will not have a material adverse effect on the financial condition or on the results of operations of the Company.


15.  SALE OF FIBC DIVISION

On December 19, 2001, the Company sold the FIBC division of its Polypropylene Operations for total net proceeds of $42,590. The net assets sold and the consideration received are summarized as follows:

    Net assets sold:
    Working capital                                                  $ 6,017
    Fixed assets                                                       9,352
    Other assets                                                          85
    Goodwill                                                          30,606
    Deferred income tax assets                                        14,613
    ---------------------------------------------------------------------------
                                                                      60,673
    Less: Long-term liabilities                                       (2,863)
             Deferred translation adjustment                            (659)
    ---------------------------------------------------------------------------
                                                                     $57,151
                                                                  =============

    Net consideration received:
    Cash                                                             $42,157
    Less: Costs incurred                                              (1,490)
             Cash disposed of                                           (671)
    ---------------------------------------------------------------------------
                                                                      39,996
    Balance of sale in escrow                                          2,594
                                                                  =============
    Total net proceeds                                               $42,590
                                                                  =============

    Loss on sale                                                     $14,561
                                                                  =============

(in thousands of U.S. dollars, unless otherwise noted)
16.  BUSINESS ACQUISITIONS

1999 Acquisitions

Acquisition of Royalton

On February 25, 1999, Consoltex Inc., through Consoltex Mexico S.A. de C.V., acquired all the issued and outstanding shares of Royalton Mexicana, S.A. de C.V. ("Royalton"). Royalton is a Mexican apparel manufacturer of outerwear and fashion apparel for the Mexican and U.S. markets.

Acquisition of Marino Technologies, Inc.

On July 1, 1999, Consoltex Inc., through Consoltex (USA) Inc., acquired all the issued and outstanding shares of Marino Technologies, Inc. ("Marino"). Marino is a company primarily engaged in the manufacturing and distribution of polypropylene-based flexible intermediate bulk container bags in the United States and Mexico.

Acquisition of the assets of Atlas Bag Inc.

On October 1, 1999, Consoltex Inc., through Marino, acquired the assets of Atlas Bag Inc. ("Atlas Bag"). Atlas Bag is engaged in the manufacturing and distribution of polypropylene-based flexible intermediate bulk container bags in the United States.

The acquisitions were accounted for under the purchase method and the following is a summary of the net assets acquired at assigned values and consideration paid.


 Net assets acquired:
 Current assets                                                        $15,042
 Fixed assets                                                            4,160
 Other assets                                                              662
 Goodwill (to be amortized over a period of 15 years)                   35,668
 ------------------------------------------------------------------------------
                                                                        55,532
 Less: Liabilities                                                     (6,875)
 ------------------------------------------------------------------------------
                                                                       $48,657
                                                                   ============

 Consideration paid:
   Cash                                                                $36,264
   Accounts payable (balance of sale payable over four years)           12,393
 ------------------------------------------------------------------------------
                                                                       $48,657
                                                                   ============


Assuming an effective acquisition date of January 1, 1999, the pro-forma consolidated results of operations would have been the following:


                                                                 Year ended
                                                                December 31,
                                                                    1999
                                                               ----------------
                                                                 (unaudited)

      Sales                                                       $381,322
                                                               ===============
      Net earnings (loss)                                           $ 420
                                                               ===============

(in thousands of U.S. dollars, unless otherwise noted)
17.   FINANCIAL INSTRUMENTS


(a)  Credit risk exposures

     Concentrations of credit risk on trade receivables due from customers are indicated in the following table by the percentage of the total balance receivable from customers in the specified categories:

                                                                 December 31
                                                            2001          2000
                                                         ----------------------

    Textile industry                                        46.3%         47.2%
    Companies and state agencies in Latin America           20.6%         33.4%


(b)      Interest rate risk exposures

     The Company's exposures to interest rate risk are summarized in the following table:


                                                                     Fixed interest rate maturingin
                                                                    ----------- ----------- -----------
                                                        Floating                              More       Non-
                                                        interest      1 year      1 to 5      than     interest
                                                          rate       or less      years      5 years    bearing      Total
                                                      ------------- ----------- ----------- ----------- ---------- -----------
     December 31, 2001 Financial assets:
       Cash                                                 $  591        $  -       $   -        $  -      $   -      $  591
       Trade receivables                                         -           -           -           -     23,291      23,291
                                                      ------------- ----------- ----------- ----------- ---------- -----------
                                                            $  591        $  -       $   -        $  -    $23,291     $23,882
                                                      ------------- ----------- ----------- ----------- ---------- -----------

     Financial liabilities:
       Bank loans                                         $ 23,046        $  -       $   -        $  -      $   -     $23,046
       Accounts payable and accrued liabilities                  -           -           -           -     43,833      43,833
       Long-term debt                                       33,843           -     135,506           -          -     169,349
       Other long-term liabilities                               -       1,041         540           -      4,927       6,508
                                                      ------------- ----------- ----------- ----------- ---------- -----------
                                                          $ 56,889     $ 1,041    $136,046        $  -    $48,760    $242,736
                                                      ------------- ----------- ----------- ----------- ---------- -----------

(c)  Fair values of financial instruments

                                                                         December 31, 2001            December 31, 2000
                                                                   ------------------------------ --------------------------
                                                                      Carrying                     Carrying
                                                                       amount       Fair value      amount      Fair value
                                                                   --------------- ------------- -------------- ------------

     Cash                                                                $  591        $  591        $ 1,252      $ 1,252
     Bank loans                                                          23,046        23,046         43,407       43,407
     Long-term debt                                                     169,349       135,271        179,679      137,679
     Other long-term liabilities                                          6,508         6,508         11,649       11,649


     The following summarizes the major methods and assumptions used in estimating the fair values of financial instruments:

Short-term financial instruments are valued at their carrying amounts included in the balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach applies to cash, trade receivables, bank loans, accounts payable and accrued liabilities.

Rates currently available to the Company for long-term debt with similar terms and remaining maturities are used to estimate the fair value of existing borrowings at the present value of expected cash flows if the debt instrument is not publicly exchanged. Closing market quotes are used to calculate the fair value of publicly-traded debt. The same approach is used for other long-term liabilities.

(in thousands of U.S. dollars, unless otherwise noted)
18.  SEGMENT DISCLOSURES

The Corporation operates in the two reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies. The following summary briefly describes the operations included in each of the Company's reportable segments:

Textile Operations - Includes the manufacture and distribution of nylon and polyester-based fabrics for home furnishings, industrial, apparel and recreational markets.

Polypropylene Operations - Includes the manufacture and distribution of polypropylene-based fabrics and small bags for industrial and agricultural markets.

The accounting policies of the reportable segments are the same as those described in the note on Accounting Policies. The Company evaluates performance based on EBITDA, which represents sales, reflecting transfer prices at market value, less allocable expenses before AIP management fee, foreign exchange gain (loss), depreciation and amortization, other income (expense), net financing costs and income taxes. Intersegment sales are transacted at market value. Segment assets are those which are directly used in segment operations.

The senior credit facility also uses EBITDA in the computation of certain financial covenants.

Beginning in 1999, the Company restructured its operations, resulting in the combination of two previously reported segments into a new segment named Textile Operations. Prior years' statements have been restated to reflect this change.

                                            Consoltex Holdings, Inc.                 Consoltex Inc.
                                        ---------------------------------    --------------------------------
                                                           Three months        Nine months
                                           Year ended         ended               ended         Year ended
                                          December 31,     December 31,       September 30,    December 31,
                                              2001             2000               2000             1999
By Segment
------------------------------------    ---------------- ---------------    ---------------- ----------------
Sales:
Textile Operations                         $133,445           $49,429             $161,830        $213,044
Polypropylene Operations                    120,293            34,979              123,920         130,014
------------------------------------    --------------- -----------------    ---------------- ---------------
Consolidated sales                         $253,738           $84,408             $285,750        $343,058
                                        --------------- -----------------    ---------------- ---------------


EBITDA:
Textile Operations                        $ (10,671)        $ (19,010)             $15,460         $23,425
Polypropylene Operations                      1,477           (16,224)               9,862          17,247
------------------------------------    --------------- -----------------    ---------------- ---------------
Total for reportable segments                (9,194)          (35,234)              25,322          40,672
Corporate expenses                           (2,300)           (1,995)              (2,479)         (3,520)
------------------------------------    --------------- -----------------    ---------------- ---------------
Consolidated EBITDA                         (11,494)          (37,229)              22,843          37,152

AIP management fee                           (1,891)             (487)              (1,085)           (270)
Foreign exchange (loss) gain                 (3,091)               45               (3,086)          4,961
Depreciation and amortization               (36,250)           (5,720)             (13,859)        (15,847)
Other expense, net                          (13,843)               -                  (426)         (2,994)
Financing costs                             (24,108)           (7,887)             (20,782)        (22,002)
Income tax recovery (expense)                 7,112            16,421                 1,874           (547)
------------------------------------    --------------- -----------------    ---------------  ---------------
Consolidated net (loss) earnings          $ (83,565)        $ (34,857)           $ (14,521)         $  453
                                        --------------- -----------------    ---------------- ---------------

(in thousands of U.S. dollars, unless otherwise noted)

                                                 Consoltex Holdings, Inc.                 Consoltex Inc.
                                             ---------------------------------  --------------------------------
                                                               Three months       Nine months
                                               Year ended          ended             ended         Year ended
                                              December 31,     December 31,      September 30,    December 31,
                                                  2001             2000              2000             1999
-------------------------------------------- ---------------- ----------------  ---------------- ----------------
Capital expenditures, net:
  Textile Operations                                $ 532           $ 38            $3,093          $4,299
  Polypropylene Operations                          5,123          1,438             4,945           6,324
-------------------------------------------- -------------- -----------------   ---------------- ---------------
Total for reportable segments                       5,655          1,476            8,038          10,623
  Corporate                                           (24)             -                2              13
-------------------------------------------- -------------- -----------------   ---------------- ---------------
Consolidated capital expenditures, net             $5,631         $1,476           $8,040         $10,636
                                             -------------- -----------------   ---------------- ---------------


                                                         December 31, 2001                 December 31, 2000
----------------------------------------------------------------------------------------------------------------
Segment assets:
  Textile Operations                                        $111,233                            $159,669
  Polypropylene Operations                                    98,859                             182,606
----------------------------------------------------------------------------------------------------------------
Total for reportable segments                                210,092                             342,275
  Corporate                                                    7,098                               3,072
----------------------------------------------------------------------------------------------------------------
Consolidated total assets                                   $217,190                            $345,347
                                                      ----------------------------------------------------------


                                                 Consoltex Holdings, Inc.                 Consoltex Inc.
                                             ---------------------------------    --------------------------------
                                                               Three months         Nine months
                                               Year ended          ended               ended         Year ended
                                                December 31,   December 31,        September 30,    December 31,
                                                  2001             2000                2000             1999
By Geographic Area
------------------------------------------------------------------------------    --------------------------------
Sales: (1)
  Canada                                           $45,125          $14,849             $41,859         $57,089
  United States                                    176,829           47,016             173,134         229,343
  Mexico                                            28,794           21,011              65,403          53,869
  Others                                             2,990            1,532               5,354           2,757
------------------------------------------------------------------------------    --------------------------------
Consolidated sales                                $253,738          $84,408            $285,750        $343,058
                                             ---------------------------------    --------------------------------



                                                             December 31, 2001                December 31, 2000
-----------------------------------------------------------------------------------------------------------------
Fixed assets and goodwill:
  Canada                                                         $71,920                           $90,851
  United States                                                   70,846                           113,043
  Mexico                                                           2,674                            19,412
  Others                                                             317                               621
-----------------------------------------------------------------------------------------------------------------

Consolidated fixed assets and goodwill                          $145,757                          $223,927
                                                              ---------------------------------------------------

(1)  Sales are attributed to countries based on location of customer.

(in thousands of U.S. dollars, unless otherwise noted)
19.  IMPACT OF ACCOUNTING PRONOUNCEMENTS NOT YET IMPLEMENTED

In June 2001, FASB issued Statements No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets." Statement No. 141 outlines the financial accounting and reporting for business combinations. Under this standard, all business combinations are to be accounted for using one method, the purchase method. The Company is already in compliance with this Statement. Statement No. 142 outlines the financial accounting and reporting for acquired goodwill and other intangible assets and how they should be accounted for subsequent to their initial recognition. More specifically, it states that goodwill and intangible assets that have indefinite useful lives will not be amortized, but rather will be tested at least annually for impairment. The Company must adopt Statement No. 142 in fiscal 2002. The impact of implementing the Statement No. 142 on the Company's consolidated balance sheets and consolidated statements of earnings and comprehensive income has not yet been determined.

In June 2001, FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company is required to implement Statement No. 143 on January 1, 2003. The impact of implementing this statement on the Company's consolidated balance sheets and consolidated statements of earnings and comprehensive income is not expected to be material.

In August 2001, FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." This statement supercedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement retains the previously existing accounting requirements related to the recognition and measurement of the impairment of long-lived assets to be held and used while expanding the measurement requirements of long-lived assets to be disposed of by sale to include discontinued operations. It also expands the previously existing reporting requirements for discontinued operations to include a component of an entity that either has been disposed of or is classified as held for sale. The Company is required to implement Statement No. 144 on January 1, 2002. The impact of implementing this statement on the Company's consolidated balance sheets and consolidated statements of earnings and comprehensive income is not expected to be material.


20. FINANCIAL STATEMENTS OF CONSOLTEX INC., CONSOLTEX (USA) INC. AND THE GUARANTOR SUBSIDIARIES

The Notes, and subsequently the New Notes, are guaranteed, on an unsecured senior subordinated basis, by the Company and all the active subsidiaries of the Issuers, except for Rafytica, S.A. The issuers and all subsidiary guarantors are wholly-owned by the Company. The guarantees are full, and unconditional and joint and several obligations of the guarantors. The table below reflects financial information of the Guarantors and Issuers, Rafytica, S.A. (the non-guarantor) and the Company on a consolidated basis. Consoltex Holdings, Inc., the parent company, has no independent assets or operations.

                                               Guarantors
                                               and Issuers    Rafytica, S.A.    Consolidated total
--------------------------------------------------------------------------------------------------
Assets
Current assets                                   $ 61,993            $ 3,087             $ 65,080
Fixed assets                                       70,091                317               70,408
Other long-term assets                             81,702                  -               81,702
--------------------------------------------------------------------------------------------------
Total assets                                    $ 213,786            $ 3,404            $ 217,190
==================================================================================================

==================================================================================================
Liabilities and shareholders' equity
Current liabilities                             $ 105,775              $ 263            $ 106,038
Long-term liabilities                             150,427                  -              150,427
Shareholders' equity                             (42,416)              3,141             (39,275)
--------------------------------------------------------------------------------------------------
Total liabilities and shareholders'             $ 213,786            $ 3,404            $ 217,190
   equity
==================================================================================================

Sales                                           $ 251,545            $ 2,193            $ 253,738
(Loss) earnings from operations                  (66,750)                181             (66,569)
(Loss) earnings before income tax                (91,600)                923             (90,677)
Net (loss) earnings                              (84,337)                772             (83,565)
==================================================================================================


21.   RESTATEMENT OF 1999 COMPARATIVE FIGURES

As a result of the subsequent discovery of facts in 2001, the 1999 financial statements of Consoltex Group Inc., prepared in accordance with Canadian generally accepted accounting principles and filed with the Company's Annual Report on form 20-F, require restatement to increase cost of sales by $1,573 and to decrease reported net earnings under both Canadian and US GAAP by the same amount. In addition, the Company had previously prepared 1999 financial statements in accordance with US GAAP which have not been filed under the Securities and Exchange Act of 1934 or released which have been restated to reflect the same adjustments. The 1999 figures presented herein in accordance with US GAAP reflect these adjustments. As a result of this restatement, as at December

31, 1999, Consoltex Inc. would have been in default of certain financial covenants of the senior credit facility in place at that time. In 2000, the Company renegotiated the senior credit facility as further described in Notes 6 and 8. The 1999 financial statements prepared in accordance with Canadian GAAP have not been reissued by the Company and those financial statements and the related auditors' report should not be relied upon.


(in thousands of U.S. dollars, unless otherwise noted)
22.   SUBSEQUENT EVENTS

Senior Credit Facility

On January 24, 2002, the Company renegotiated its senior credit facility with its bankers. The new facility consists of a $34,000 working capital loan and a $33,843 term loan, both of which mature on December 31, 2003. The term loan is repayable as follows: $300 on each of June 30 and September 30, 2002; $200 on December 31, 2002; $1,400 on June 30, 2003;
$1,600 on September 30, 2003 and the balance of $30,043 at maturity on December 31, 2003. This new facility is subject to certain financial covenants and restrictive conditions and is secured by certain of the Company's accounts receivable, inventory and fixed assets. Based on the new facility, the unused portion of the working capital loan would be $8,762.

AIP/CGI Contribution Agreement

On February 7, 2002, AIP/CGI entered into a contribution agreement with the Company whereby it contributed its AIP/CGI Debentures of $13,088 and Acquired Notes of $34,650 to the Company. The Company recorded contributed surplus of $47,738 and the Acquired Notes were cancelled by the Issuers and the AIP/CGI Debentures were cancelled by the Company.

Exchange Offer and exchange of Notes for New Notes

On January 10, 2002, the Company issued the Exchange Offer originally expiring on February 8, 2002, but extended to February 11, 2002. The Exchange Offer to all the Noteholders was for either (i) $935.00 principal amount of 11% Senior Subordinated Pay-in-Kind Notes due January 31, 2009, the New Notes, for each $1,000.00 principal amount of their outstanding 11% Series B Senior Subordinated Notes due 2003, the Notes, and $55.00 principal amount of New Notes for all of the accrued but unpaid interest on the Notes through the date of the Exchange Offer, or (ii) 573.63 principal amount of New Notes and $46.38 in cash for each $1,000.00 principal amount of Notes, and $33.74 principal amount of New Notes for all of the accrued but unpaid interest on the Notes through the date of the Exchange Offer. The New Notes will bear interest at the rate of 11% per annum from and after the date of issuance, payable semi-annually (with the first payment to occur on April 1, 2002) in either additional New Notes or cash at the Company's option on or prior to April 1, 2005, and payable in cash thereafter and will have restrictive covenants substantially similar to those of the Notes, prior to giving effect to the waivers and amendments. Concurrently with the Exchange Offer, the Company also solicited consents from Holders of Notes to certain waivers under, and amendments to, the old Indenture governing the Notes. The Exchange Offer was subject to the Exchange Agreements as described in Note 8.

On February 11, 2002, the Company accepted properly tendered Notes, whereby $74,930 of aggregate principal amount of Notes were tendered for New Notes and $10,320 aggregate principal amount of Notes were tendered for New Notes and cash, resulting in a total gain on redemption of $8,792. The cash paid by the Company of $479 was received from AIP/CGI as a contribution to capital.

As a result of the Exchange Offer, on February 12, 2002, a New Indenture and New Notes were issued for an aggregate principal amount of $80,449. The interest on the New Notes commence accruing on February 12, 2002. The New Notes mature on January 31, 2009.

Also, as a result of the Exchange Offer, $2,589 of interest expensed and accrued in the fourth quarter of 2001 relating to the Notes was no longer payable and was reversed in February 2002. In addition, the previously accrued, but unpaid interest, on the $100 of Notes not exchanged was paid in March 2002.

                                                CONSOLTEX HOLDINGS, INC.
                                         INTERIM CONSOLIDATED BALANCE SHEETS
                                                      (Unaudited)


(in thousands of U.S. dollars)                                          March 31, 2002        December 31, 2001
----------------------------------------------------------------------------------------------------------------
Current assets
  Cash and cash equivalents                                               $      493          $       591
  Accounts receivable and prepaid expenses, net of allowance
    for doubtful accounts of $4,318 (2001 - $4,318)                           24,286               25,524
  Inventories (Note 2)                                                        36,658               34,047
  Other assets                                                                   844                  844
  Current portion of deferred income tax assets (Note 4)                       3,754                4,074
----------------------------------------------------------------------------------------------------------------
                                                                              66,035               65,080

Fixed assets                                                                  68,103               70,408
Goodwill (Note 1)                                                             75,334               75,349
Other assets                                                                   5,247                6,353
----------------------------------------------------------------------------------------------------------------

Total assets                                                                $214,719             $217,190
                                                                    --------------------------------------------

LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities
  Bank loans                                                                 $30,530            $  23,046
  Accounts payable and accrued liabilities                                    36,142               43,833
  Taxes payable                                                                4,458                4,275
  Current portion of long-term debt (Note 3)                                     800               33,843
  Current portion of other long-term liabilities                                 758                1,041
----------------------------------------------------------------------------------------------------------------
                                                                              72,688              106,038

Long-term debt (Note 3)                                                      116,072              135,506
Other long-term liabilities                                                    5,472                5,467
Deferred income tax liabilities  (Note 4)                                      8,001                9,454

Shareholder's equity
  Common stock, par value $0.01 per share;
    1,000 shares authorized and issued                                             1                    1
  Contributed surplus (Note 3)                                               135,129               86,912
  Deficit                                                                   (114,643)            (118,422)
  Accumulated other comprehensive loss                                        (8,001)              (7,766)
----------------------------------------------------------------------------------------------------------------
                                                                              12,486              (39,275)
----------------------------------------------------------------------------------------------------------------

Total liabilities and shareholder's equity                                    $214,719           $217,190
                                                                    --------------------------------------------



See the accompanying notes to the interim consolidated financial statements.


                                               CONSOLTEX HOLDINGS, INC.
                             INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE
                                                       INCOME
                                                     (Unaudited)



                                                                        Three months ended March 31,
(in thousands of U.S. dollars)                                        2002                       2001
------------------------------------------------------------------------------------------------------------
Sales                                                                $37,811                   $ 79,473
------------------------------------------------------------------------------------------------------------

Cost of sales                                                         33,688                     66,445
Selling and administrative expenses                                    5,471                     10,196
Foreign exchange loss                                                    106                      3,759
Depreciation and amortization (Note 1)                                 2,666                      5,339
Other expense                                                            370                        392
------------------------------------------------------------------------------------------------------------
                                                                      42,301                     86,131
------------------------------------------------------------------------------------------------------------
Loss from operations                                                  (4,490)                    (6,658)

Financing costs:
  Interest expense (Note 3)                                            2,391                      5,870
  Factor expenses                                                         70                        574
  Amortization of deferred financing expenses                            402                        643
------------------------------------------------------------------------------------------------------------
                                                                       2,863                      7,087
------------------------------------------------------------------------------------------------------------
Loss before income tax                                                (7,353)                   (13,745)
Income tax recovery (Note 4)                                            (777)                      (862)
------------------------------------------------------------------------------------------------------------
Loss before extraordinary item                                        (6,576)                   (12,883)

Extraordinary item (less applicable income taxes of $nil)
  - gain on exchange of Notes (Note 3)                                10,355                          -
------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                                    3,779                    (12,883)

Effect of changes in exchange rates during the period
on net investment in subsidiaries having a functional
currency other than the U.S. dollar                                     (235)                      (978)
------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                         $  3,544                  $ (13,861)
                                                                   =========================================



See the accompanying notes to the interim consolidated financial statements.


                                                  CONSOLTEX HOLDINGS, INC.
                                      INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                       (Unaudited)

                                                                           Three months ended March 31,
(in thousands of U.S. dollars)                                            2002                    2001
-------------------------------------------------------------------------------------------------------------
Cash flows (used in) from operating activities :
  Net earnings (loss)                                                   $ 3,779                $(12,883)
  Adjustments to reconcile net earnings (loss)
        to net cash flows (used in) from operating activities:
    Depreciation and amortization (Note 1)                                2,666                   5,339
    Amortization of deferred financing expenses                             402                     643
    Foreign exchange (gain) loss                                           (248)                  3,278)
    Deferred income taxes                                                (1,130)                 (1,081)
    Non-cash employees' compensation expense                                 (8)                     97
    Non-cash interest on 10.5% Convertible Debentures                        62                     202
    Extraordinary item - gain on exchange of Notes (Note 3)             (10,355)                      -

Changes in -
  Accounts receivable and prepaid expenses                                1,229                  (2,336)
  Inventories                                                            (2,622)                  1,385
  Accounts payable and accrued liabilities                                 (627)                  4,901
  Income taxes payable                                                      184                     797
-------------------------------------------------------------------------------------------------------------
Cash flows (used in) from operating activities                           (6,668)                    342

Cash flows used in investing activities :
  Purchase of fixed assets, net                                            (339)                 (1,091)
-------------------------------------------------------------------------------------------------------------
Cash flows used in investing activities                                    (339)                 (1,091)

Cash flows from (used in) financing activities :
  Increase (decrease) in bank loans                                       7,498                  (3,982)
  Proceeds from issuance of long-term debt                                    -                   6,500
  Payment of long-term debt                                                   -                  (1,750)
  Payment on exchange of Notes (Note 3)                                    (479)                      -
  Decrease in other long-term liabilities                                  (270)                   (712)
  Increase in other assets                                                 (319)                   (178)
  Capital contribution                                                      479                       -
-------------------------------------------------------------------------------------------------------------
Cash flows from (used in) financing activities                            6,909                    (122)

Decrease in cash                                                            (98)                   (871)
-------------------------------------------------------------------------------------------------------------
Cash :
  At the beginning of the period                                            591                   1,252
-------------------------------------------------------------------------------------------------------------
  At the end of the period                                            $     493              $      381
                                                                   ------------------------------------------

Supplemental disclosures of cash flow information :

  Interest paid                                                       $   1,890              $    2,978
                                                                   ------------------------------------------
  Income taxes paid                                                   $     269              $       40
                                                                   ------------------------------------------

See the accompanying notes to the interim consolidated financial statements.

SEGMENT DISCLOSURES
(Unaudited)


The Company operates in the two reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies. The following summary briefly describes the operations included in each of the Company's reportable segments :

Textile Operations - Includes the manufacture and distribution of nylon and polyester-based fabrics for home furnishings, industrial, apparel and recreational markets.

Polypropylene Operations - Includes the manufacture and distribution of polypropylene-based fabrics and small bags for industrial and agricultural markets.

The accounting policies of the reportable segments are the same as those used by the Company. The Company evaluates performance based on EBITDA, which represents sales less allocable expenses less AIP management fee, gain on redemption of Notes, foreign exchange gain (loss), depreciation and amortization, net financing costs and income taxes. Intersegment sales are transacted at market value. Segment assets are those which are directly used in segment operations.

The senior credit facility also uses EBITDA in the computation of certain financial covenants.


                                                                        Three months ended March 31,
                                                                      2002                       2001
---------------------------------------------------------------------------------------------------------------
Sales :
Textile Operations                                                   $22,885                   $ 46,199
Polypropylene Operations                                              14,926                     33,274
---------------------------------------------------------------------------------------------------------------
Consolidated sales                                                   $37,811                   $ 79,473
                                                               ------------------------------------------------

EBITDA:
Textile Operations                                                   $(1,046)                $      924
Polypropylene Operations                                                 222                      2,553
---------------------------------------------------------------------------------------------------------------
Total for reportable segments                                           (824)                     3,477
Corporate expenses                                                      (524)                      (645)
---------------------------------------------------------------------------------------------------------------
Consolidated EBITDA                                                   (1,348)                     2,832

AIP management fee                                                      (370)                      (392)
Foreign exchange loss                                                   (106)                    (3,759)
Depreciation and amortization                                         (2,666)                    (5,339)
Financing costs                                                       (2,863)                    (7,087)
Income tax recovery                                                      777                        862
---------------------------------------------------------------------------------------------------------------
Loss before extraordinary item                                        (6,576)                   (12,883)

Extraordinary item (less applicable income taxes of $nil)
  - gain on exchange of Notes                                         10,355                          -
---------------------------------------------------------------------------------------------------------------
Consolidated net earnings (loss)                                      $3,779                  $ (12,883)
                                                               ------------------------------------------------




                                                                F-30


                                                                 March 31, 2002            December 31, 2001
---------------------------------------------------------------------------------------------------------------

Segment assets :
  Textile Operations                                                $112,800                    $111,233
  Polypropylene Operations                                            98,201                      98,859
---------------------------------------------------------------------------------------------------------------
Total for reportable segments                                        211,001                     210,092
  Corporate                                                            3,718                       7,098
---------------------------------------------------------------------------------------------------------------
Consolidated total assets                                           $214,719                    $217,190
                                                               ------------------------------------------------

                          CONSOLTEX HOLDINGS, INC.
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise noted)


1.   NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

The Company and basis of presentation of the financial statements

Consoltex Holdings, Inc. (the "Company") is a North American textile and packaging company with activities divided between its Polypropylene and Textile Operations located in the United States, Canada, Mexico and Costa Rica. The Company is vertically integrated from the production of yarn, in its Polypropylene Operations, through to weaving, dyeing, printing, finishing and coating, as well as production of end products such as small bags. It also conducts its own research and development and maintains its own sales, marketing and distribution network throughout North America.

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. These principles are applied on a basis consistent with those reflected in our December 31, 2001 consolidated financial statements and related notes on Form 10/A, included therein and filed with the Securities and Exchange Commission. In the opinion of management, the interim consolidated financial statements contain all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial results of operations for the interim periods presented. Certain items are included in these statements based on estimates and may not be indicative of results for future periods. Certain notes have been condensed or omitted from these interim consolidated financial statements, therefore, these statements should be read in conjunction with the December 31, 2001 consolidated financial statements on Form 10/A.

During 2001, the Textile Operations disposed of its U.S. based converting division and closed its cut and sew facility in Mexico.

On December 19, 2001, the Company sold the Flexible Intermediate Bulk Container ("FIBC") division of its Polypropylene Operations. The majority of the net proceeds received from the sale were applied to reduce the debt outstanding under the senior credit facility.

On January 10, 2002, the Company issued an exchange offer (the "Exchange Offer") which expired on February 11, 2002, whereby $85,250 of aggregate principal amount of Series B 11% Senior Subordinated Notes ("the Notes") were tendered for $80,449 of aggregate principal amount of 11% Senior Subordinated Pay-in-Kind Notes due January 31, 2009 (the "New Notes") and cash of $479. The total gain on exchange amounted to $10,355 (see Note 3) and is included as an extraordinary item.

Goodwill

Effective January 1, 2002, the Company adopted FASB Statement No. 142 "Goodwill and Other Intangible Assets". Under this Statement, goodwill and intangible assets with indefinite useful lives are no longer amortized, but will be tested at least annually for impairment.

The provisions of this Statement also require the completion of a transitional impairment test as of January 1st, 2002 within six months of adoption. The Company has not yet completed this impairment test. Any impairment loss as a result of this transitional impairment test will be recognized as the effect of a change in accounting policy and included in restated net earnings of the first quarter of 2002.

A reconciliation of previously reported net earnings (loss) to the amounts adjusted for the exclusion of goodwill amortization is as follows :

                                             Three months ended March 31,
                                            2002                    2001
-------------------------------------------------------------------------------

Reported net earnings (loss)                $3,779                $(12,883)
Add : goodwill amortization                      -                   1,957
-------------------------------------------------------------------------------
Adjusted net earnings (loss)                $3,779                $(10,926)
                                      -----------------------------------------

SIGNIFICANT EVENTS SUBSEQUENT TO DECEMBER 31, 2001


2.   INVENTORIES

                                     March 31, 2002        December 31, 2001
-------------------------------------------------------------------------------

 Raw materials                           $  9,552             $  8,451
 Work in process                           11,510               13,435
 Finished goods                            21,283               19,327
 Spare parts                                2,810                2,771
-------------------------------------------------------------------------------
                                           45,155               43,984
 Less reserves:

 Raw materials                             (1,732)              (2,007)
 Work in process                           (1,843)              (1,915)
 Finished goods                            (4,732)              (5,829)
 Spare parts                                 (190)                (186)
-------------------------------------------------------------------------------
                                           (8,497)              (9,937)
-------------------------------------------------------------------------------
                                          $36,658              $34,047
                                   --------------------------------------------


3.  LONG-TERM DEBT AND SHAREHOLDER'S EQUITY

                                                                           March 31, 2002        December 31, 2001
-------------------------------------------------------------------------------------------------------------------
 Series B 11% Senior Subordinated Notes maturing on October 1, 2003
   Interest payable semi-annually on April 1 and October 1                     $    100             $120,000

 11% Senior Subordinated Pay-in-Kind Notes maturing January 31, 2009
    Interest payable semi-annually on April 1 and October 1                      80,449                    -

  10.5% Convertible Debentures
    Interest payable quarterly starting December 31, 2000                         2,480               15,506

  Term Loan, maturing December 31, 2003
    Interest payable quarterly at LIBOR plus margin                              33,843               33,843
-------------------------------------------------------------------------------------------------------------------
                                                                                116,872              169,349

Less : Amounts due within one year                                                  800               33,843
-------------------------------------------------------------------------------------------------------------------
                                                                               $116,072             $135,506
                                                                          -----------------------------------------


Series B 11% Senior Subordinated Notes

During the first quarter of 2001, AIP/CGI, Inc., the Company's parent, purchased $28,650 of the $120,000 outstanding Notes on the open market. In April 2001, AIP/CGI, Inc. purchased an additional $6,000 of the Notes ("Acquired Notes"). Interest on the Notes was payable semi-annually on October 1 and April 1. The interest related to the Acquired Notes amounted to $1,576 as of March 31, 2001. As a result, the Company recorded an equity contribution of $1,576, equivalent to the interest otherwise payable on the Acquired Notes owned by AIP/CGI, Inc. on March 31, 2001. The amount was credited to the contributed surplus account of the Company. No further interest was incurred by the Company on the Acquired Notes as AIP/CGI, Inc. waived all interest commencing on April 1, 2001.

The Notes were jointly issued by Consoltex Inc. and Consoltex (USA) Inc., (together the "Issuers"). The Notes are unsecured, however, they are guaranteed by the Company and Consoltex (USA) Inc.'s subsidiaries.


AIP/CGI Contribution Agreement

On February 7, 2002, AIP/CGI, Inc. entered into a contribution agreement with the Company whereby it contributed its 10.5% Convertible Debentures of $13,088 and Acquired Notes of $34,650 to the Company. The Company recorded contributed surplus of $47,738 and the Acquired Notes were cancelled by the Issuers and the 10.5% Convertible Debentures were cancelled by the Company.

Exchange Offer and exchange of Notes for New Notes

On January 10, 2002, the Company issued the Exchange Offer originally expiring on February 8, 2002, but extended to February 11, 2002. The Exchange Offer to all the Noteholders was for either (i) $935.00 principal amount of 11% Senior Subordinated Pay-in-Kind Notes due January 31, 2009, the New Notes, for each $1,000.00 principal amount of their outstanding 11% Series B Senior Subordinated Notes due 2003, the Notes, and $55.00 principal amount of New Notes for all of the accrued but unpaid interest on the Notes through the date of the Exchange Offer, or (ii) 573.63 principal amount of New Notes and $46.38 in cash for each $1,000.00 principal amount of Notes and $33.74 principal amount of New Notes for all of the accrued but unpaid interest on the Notes through the date of the Exchange Offer. The New Notes bear interest at the rate of 11% per annum from and after the date of issuance, payable semi-annually (with the first payment to occur on April 1, 2002) in either additional New Notes or cash at the Company's option on or prior to April 1, 2005, and payable in cash thereafter and have restrictive covenants substantially similar to those of the Notes, prior to giving effect to the waivers and amendments. The April 1, 2002 interest payment was made through the issuance of $1,207 of additional New Notes. Concurrently with the Exchange Offer, the Company also solicited consents from Holders of Notes to certain waivers with respect to defaults under, and amendments to, the old Indenture governing the Notes.

On February 11, 2002, the Company accepted properly tendered Notes, whereby $74,930 of aggregate principal amount of Notes were tendered for New Notes and $10,320 aggregate principal amount of Notes were tendered for New Notes and cash, for a total of $75,979 of principal amount of New Notes. Additional New Notes in the amount of $4,470 were issued in payment of the accrued but unpaid interest on the Notes. The cash paid by the Company of $479 was received from the parent as a contribution of capital.

As a result of the Exchange Offer, on February 12, 2002, a New Indenture and New Notes were issued for an aggregate principal amount of $80,449. The interest on the New Notes commenced accruing on February 12, 2002.

The total gain on the exchange amounted to $10,355 and included $2,589 of interest expensed and accrued in the fourth quarter of 2001 relating to the Notes that was no longer payable and reversed in February 2002 and $1,026 of unamortized deferred financing expenses, relating to the Notes, that were written-off as a result of the Exchange Offer. This gain is included as an extraordinary item.

The previously accrued, but unpaid interest, on the $100 of Notes not exchanged was paid in March 2002.


10.5% Convertible Debentures

On March 31, 2002, the Company issued $62 of 10.5% Convertible Debentures to Les Gantiers Limited in payment of interest.


Senior Credit Facility

On January 24, 2002, the Company renegotiated its senior credit facility with its bankers. The new facility consists of a $34,000 working capital loan and a $33,843 term loan, both of which mature on December 31, 2003. The term loan is repayable as follows: $300 on each of June 30 and September 30, 2002; $200 on December 31, 2002; $1,400 on June 30, 2003;
$1,600 on September 30, 2003 and the balance of $30,043 at maturity on December 31, 2003. This new facility is subject to certain financial covenants and restrictive conditions and is secured by certain of the Company's accounts receivable, inventory and fixed assets.


4.   INCOME TAXES

Income tax benefit for the three months ended March 31, 2001 and 2002 was primarily comprised of deferred taxes. A valuation allowance of approximately $1,400 was claimed against the first quarter losses of 2001.



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